Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LUMENTUM HOLDINGS INC.,

CRIUS MERGER SUB INC.,

CLOUD LIGHT OPTOELECTRONICS LIMITED,

AND

FORTIS ADVISORS LLC, as Securityholder Representative

October 29, 2023

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annexes	Description

Annex A	Certain Defined Terms

Schedules	Description

Schedule 2.2(a)(iii)	Regulatory Approvals
Schedule 2.2(b)(xiii)(A)	Certain Required Consents
Schedule 7.2(b)(1)	Terminated Agreements
Schedule 7.2(b)(2)	Amended Agreements
Schedule 7.6	Closing Pay-off Indebtedness
Schedule 7.6(b)	Liens to Be Released
Schedule 7.8	Pre-Closing Actions
Schedule 9.2(a)(ix)	Certain Indemnifiable Matters
Schedule A-1	Accounting Principles
Schedule A-2	Sample Calculation
Schedule B	Company Support Shareholders
Schedule C	Key Employees; Grade A Employees; Grade B Employees
Schedule D	RCA Parties
Schedule E	Capex Budget and Related Defined Terms
Schedule F	Specified Optionees
Schedule G	Specified Tax Matters

Exhibits	Description

Exhibit A-1	Form of Holder Support Agreement
Exhibit A-2	Form of Investor Support Agreement
Exhibit B	Form of Restrictive Covenant Agreement
Exhibit C	Form of Scheme Amendment
Exhibit D	Form of Shareholder Written Consent
Exhibit E	Form of Contribution Transfer Agreement
Exhibit F	Form of Articles of Merger
Exhibit G	Form of Plan of Merger
Exhibit H	Form of Amended Memorandum and Articles of Association
Exhibit I	Form of Letter of Transmittal
Exhibit J	Form of Escrow Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 29, 2023 (the “Agreement Date”), by and among LUMENTUM HOLDINGS INC. a Delaware corporation (“Acquiror”), Crius Merger Sub Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with company number 2132602 and whose registered office is located at 171 Main Street, Road Town, Tortola, British Virgin Islands, VG1110 and a direct or indirect wholly owned subsidiary of Acquiror (“Merger Sub”), CLOUD LIGHT OPTOELECTRONICS LIMITED, a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with company number 2037335 and its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the agent for and on behalf of the Securityholders under this Agreement (the “Securityholder Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to such terms in Annex A.

WITNESSETH

WHEREAS, the respective boards of directors of Merger Sub and the Company and the board of directors of Acquiror have determined that it would be advisable and in the best interests of each corporation and its respective shareholders, as applicable, that, subject to the terms and conditions of this Agreement, Acquiror acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”) upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of the BVI Act, and in furtherance thereof, have approved this Agreement, the Merger, and the other transactions contemplated by this Agreement and those of the Related Agreements to which their respective entities are a party.

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the Company Support Shareholders is executing and delivering to Acquiror a Holder Support Agreement substantially in the form attached hereto as Exhibit A-1 (the “Holder Support Agreement”).

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of Sun Zhifang, Gao Liangyu, Asia New Light Limited, a company organized under the laws of Hong Kong (“New Light”), Prime Gain Global Limited, a BVI business company limited by shares incorporated under the laws of the British Virgin Islands (“Prime Gain”), and certain of the New Light Investors holding at least seventy-five percent (75%) of the issued and outstanding shares of Prime Gain are executing and delivering to Acquiror an Investor Support Agreement substantially in the form attached hereto as Exhibit A-2 (the “Investor Support Agreement”).

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the RCA Parties is executing and delivering to Acquiror a Restrictive Covenant Agreement, substantially in the form attached hereto as Exhibit B (the “Restrictive Covenant Agreement”).

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, the Company is adopting an amendment to the Company’s Share Option Scheme adopted June 25, 2021 (as amended, restated, or otherwise modified, including by the Scheme Amendment, the “Scheme”), substantially in the form attached hereto as Exhibit C (the “Scheme Amendment”), which amendment has been adopted and approved by the board of directors of the Company, the Company Support Shareholders, and holders of more than a majority of the outstanding Company Options.

WHEREAS, as a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of the Company Support Shareholders and holders of more than a majority of the outstanding Company Options has executed and delivered to Acquiror a consent to the Scheme Amendment.

WHEREAS, as a material inducement to Acquiror’s willingness to enter into this Agreement, the Company will, as promptly as practicable following the execution and delivery of this Agreement (and, in any event, within twelve (12) hours following the execution and delivery of this Agreement), deliver the written consent, in the form attached hereto as Exhibit D (each, a “Shareholder Written Consent” and collectively, the “Shareholder Written Consents”), of the Company Support Shareholders that, collectively, represent all of the issued and outstanding Company Shares, and that are sufficient to meet the Requisite Shareholder Approval.

WHEREAS, as condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each Key Employee is agreeing to enter into an employment arrangement, by executing and delivering to Acquiror (i) Acquiror’s or its Affiliate’s form letter of continuous employment, (ii) Acquiror’s or such Affiliate’s form Confidential Information and Inventions Assignment Agreement, and (iii) Acquiror’s or such Affiliate’s Code of Business Conduct, Insider Trading Policy and such other customary employment-related agreements and documents reasonably required in advance of the employment of such individual and made available thereto (collectively, the “Offer Documents” and the Offer Documents, as executed by each Key Employee, the “Key Employee Agreements”), each to be effective as of the date set forth in the Offer Documents (but no earlier than the Effective Time).

WHEREAS, as condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each of Acquiror and Asia New Light Infinity (BVI) Company Limited (“New Light (BVI)”) shall have entered into the capital contribution transfer agreement, substantially in the form attached hereto as Exhibit E (the “Contribution Transfer Agreement”), whereby pursuant thereto, effective as of the Closing (as defined in the Contribution Transfer Agreement), New Light (BVI) shall transfer all of the capital contribution of Taiwan Cloud Light Technology Limited, a company organized under the laws of Taiwan, (“Taiwan Cloud Light”) to Acquiror or its designee.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the BVI Act, Merger Sub shall merge with and into the Company in the Merger, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger and shall become a direct or indirect wholly-owned subsidiary of Acquiror. Acquiror and the Company shall cause the Merger to be consummated and become effective under the BVI Act by filing (i) validly executed articles of merger, substantially in the form attached hereto as Exhibit F (“Articles of Merger”) and (ii) the plan of merger approved by the directors and shareholders of the Company and approved by the directors and shareholder(s) of Merger Sub, substantially in the form attached hereto as Exhibit G (“Plan of Merger”), with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) pursuant to Section 171 of the BVI Act, and all other filings or recordings required under the BVI Act in connection with the Merger (including, but not limited to, the filing by Merger Sub’s registered agent of a letter confirming it has no objections to the Merger). The Merger shall become effective at such time as the Articles of Merger are duly registered by the Registrar, or at such later time as Acquiror and Company mutually agree in writing (subject to the requirements of the BVI Act) and as set forth in the Articles of Merger. The date and time when the Merger shall become effective is referred to herein as the “Effective Time.” The Company, as the surviving company of the Merger, is sometimes referred to herein as the “Surviving Company.”

(b) The Surviving Company.

(i) Memorandum and Articles of Association. The Memorandum and Articles of Association of the Company shall be amended and restated as of the Effective Time to be in the form attached hereto as Exhibit H (the “Amended Memorandum and Articles of Association”), until thereafter amended in accordance with the provisions thereof and applicable Law and such Amended Memorandum and Articles of Association.

(ii) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company at the Effective Time, each to hold the office of a director of the Surviving Company in accordance with the provisions of applicable Law and the Amended Memorandum and Articles of Association until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(iii) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company at the Effective Time, each to hold office in accordance with the provisions of applicable Law and the Amended Memorandum and Articles of Association.

1.2 General Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Articles of Merger and the Plan of Merger and the applicable provisions of the BVI Act (including Section 173). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.3 Effects of the Merger on Securities of Merging Corporations.

(a) Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and converted into one validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share, of the Surviving Company. The register of members of the Surviving Company shall be updated to reflect the Merger. Each certificate or book-entry entitlement representing any such shares of Merger Sub shall thereupon evidence ownership only of such shares of the Surviving Company.

(b) Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Company Share (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(c), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(d)) that is issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and converted into the right to receive, upon the terms and subject to the conditions set forth in this Agreement (including the withholding, holdback, escrow, indemnification, and other provisions set forth in this Agreement, the Escrow Agreement, and the Holder Support Agreements), (1) the Per Share Closing Consideration, plus (2) the Per Share Final Adjustment Amount (if any).

(c) Cancelled Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Company Share that is issued and outstanding and held by the Company, Acquiror, or any of their respective subsidiaries as of immediately prior to the Effective Time (“Cancelled Shares”), shall be automatically cancelled without any consideration paid therefor.

(d) Dissenting Shares. Upon the giving of a notice of election to dissent pursuant to Section 179 of the BVI Act, each holder of Dissenting Shares shall cease to have any rights of a shareholder of the Company except the right to be paid the fair value of their shares as shall be determined in accordance with the provisions of Section 179 of the BVI Act. If any Securityholder (other than a Securityholder who consented in writing to the Requisite Shareholder Approval) fails to give written notice of their election to dissent from the Merger under Section 179 of the BVI Act, then the rights of such Securityholder under Section 179 of the BVI Act shall cease to exist, and the underlying Company Shares shall be cancelled in accordance with Section 1.3(b), and shall entitle the holder thereof only to receive compensation in accordance with such Section 1.3(b) without interest thereon, subject to the terms and conditions set forth in this Agreement, including the establishment and funding of the Expense Fund in accordance with Section 2.3(d)(i) and Section 2.3(d)(iii), the indemnification provisions set forth in Article IX, and delivery of the Exchange Documents in the manner provided in Section 2.3(c). The Company shall give Acquiror prompt notice, and in any event notice within one (1) Business Day, of any written notice received by the Company of any Securityholder’s intent to exercise and/or exercise of rights pursuant to Section 179 of the BVI Act, the withdrawal of any such notice and any other documents served upon the Company pursuant to or in connection with Section 179 of the BVI Act or a Securityholder’s dissent or appraisal rights. Any communication to be made by the Company to any Securityholder with respect to such demands shall be submitted to Acquiror in advance and shall not be presented to any Securityholder prior to the Company receiving Acquiror’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Acquiror shall have the right to participate in any negotiations with respect to any appraisal or dissenters’ claims, at Acquiror’s sole cost and expense. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed) or as otherwise required by an Order, make or offer to make any payment with respect to any such exercise of dissenter’s rights or offer to settle or settle any such rights. The payout of consideration under this Agreement to the Securityholders in accordance with Section 1.3(b) (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.3(d) and under the applicable provisions of the BVI Act) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights by any other Securityholder. Notwithstanding the foregoing, to the extent that Acquiror, the Surviving Company, or the Company (i) makes any payment or payments in respect of any Dissenting Shares or (ii) incurs any Losses (including reasonable attorneys’ and reasonable consultants’ fees, costs and expenses and including any such reasonable fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) that have not been paid by the Company prior to the Closing ((i) and (ii) together “Dissenting Share Payments”) in excess of the amount of cash that otherwise would have been owed in respect of such shares in accordance with this Agreement, Acquiror shall be entitled to recover the amount of such Dissenting Share Payments under the terms (but subject to the limitations) of Article IX of this Agreement.

(e) Treatment of Company Options.

(i) Vested Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person, each Vested Company Option (or portion thereof), that is unexpired, unexercised and outstanding immediately prior to the Effective Time (after giving effect to the Scheme Amendment and the Option Cancellation Agreements), by virtue of the Merger, shall be automatically cancelled and extinguished and converted into the right to receive, upon the terms and subject to the conditions set forth in this Agreement (including the withholding, holdback, escrow, indemnification, and other provisions set forth in this Agreement, the Escrow Agreement, and the Holder Support Agreements), for each Company Share subject to such Vested Company Option, an amount of cash, without interest, equal to (A) the Per Share Closing Consideration less (B) the per share exercise price of such Vested Company Option, plus (C) the Per Share Final Adjustment Amount (if any).

(ii) Unvested Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder, or any other Person:

(A) Generally. Each Unvested Company Option (or portion thereof) that is unexpired, unexercised and outstanding immediately prior to the Effective Time (after giving effect to the Scheme Amendment) and held by a Person that is not a Specified Optionee shall be assumed by Acquiror as an Acquiror Option. Each such Unvested Company Option so assumed by Acquiror pursuant to this Section 1.3(e)(ii)(A) shall continue to have, and be subject to, the same terms and conditions (including vesting terms and any applicable accelerated vesting provisions) set forth in the Scheme and the option agreements relating to such Unvested Company Option (which, for the avoidance of doubt, may include employment agreements, offer letters or side letters entered into by and between the Company and each such optionee), as in effect immediately prior to the Effective Time (after giving effect to the Scheme Amendment), except that (x) such assumed Unvested Company Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Unvested Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Acquiror Common Stock and (y) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Unvested Company Option shall be equal to the quotient obtained by dividing the exercise price per Company Share at which such assumed Unvested Company Option was exercisable immediately prior to the Closing Date by the Exchange Ratio, with the result rounded up to the nearest whole cent.

(B) Specified Optionees. Each Unvested Company Option (or portion thereof) that is unexpired, unexercised and outstanding immediately prior to the Effective Time (after giving effect to the Scheme Amendment) and held by a Person that is a Specified Optionee shall be cancelled and substituted by Acquiror with an Acquiror Option. With respect to each such Unvested Company Option so cancelled pursuant to this Section 1.3(e)(ii)(B), Acquiror shall grant to the holder thereof, from the Scheme, an Acquiror Option having the same terms and conditions (including vesting terms and any applicable accelerated vesting provisions) set forth in the Scheme and the option agreements relating to such Unvested Company Option (which, for the avoidance of doubt, may include employment agreements, offer letters or side letters entered into by and between the Company and each such optionee), as in effect immediately prior to the Effective Time (after giving effect to the Scheme Amendment), except that (x) such newly granted substituted Acquiror Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such cancelled Unvested Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Acquiror Common Stock and (y) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such newly granted substituted Acquiror Option shall be equal to the quotient obtained by dividing the exercise price per Company Share at which such cancelled Unvested Company Option was exercisable immediately prior to the Closing Date by the Exchange Ratio, with the result rounded up to the nearest whole cent.

(iii) Cancelled Options. Notwithstanding the foregoing, if the per share exercise price of any Company Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, whether held by a Specified Optionee or any other Person, is equal to or greater than the Per Share Closing Consideration, such Company Option will be cancelled at the Effective Time without any consideration paid therefor (together with the vested Company Options cancelled pursuant to the Option Cancellation Agreements, the “Cancelled Options”).

(iv) Necessary Actions. Prior to the Closing, and subject to the prior review and approval of Acquiror (acting reasonably), the Company (and following the Closing, the Surviving Company) shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.3(e) under the Scheme and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices and obtaining all necessary approvals and consents. Without limiting the generality of the foregoing, prior to the Closing, the Company shall enter into (x) an option cancellation agreement with each Specified Optionee (each an “Option Cancellation Agreement”) pursuant to which all of such Specified Optionee’s Company Options that, immediately prior to the Effective Time, were vested, after giving effect to the Scheme Amendment, shall be cancelled at the Effective Time; and (y) a transaction bonus agreement (the “Transaction Bonus Agreements”), pursuant to which such Specified Optionee will be entitled to receive a transaction bonus, upon the terms and subject to the conditions set forth in the Transaction Bonus Agreement. The Option Cancellation Agreements and the Transaction Bonus Agreements shall be in form and substance acceptable to Acquiror (acting reasonably).

1.4 Rights Not Transferable. The rights of the Securityholders hereunder are personal in nature and, except with the written consent of Acquiror, are non-transferable and non-assignable, except that each such Person shall be entitled to assign such Person’s rights by will, by the laws of intestacy or by other similar operation of law. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

ARTICLE II

CLOSING AND CLOSING CONSIDERATION

2.1 The Closing. Unless this Agreement is validly terminated pursuant to Section 8.1, Acquiror, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) within two (2) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) by remote exchange of documents; provided that the Closing shall not occur less than three (3) days following the date on which the applicable Final Capital Expenditure Period has commenced. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date”.

2.2 Closing Conditions.

(a) Mutual Conditions. The respective obligations of Acquiror, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(i) Shareholder Approval. The Requisite Shareholder Approval shall have been obtained pursuant to the Shareholder Written Consent.

(ii) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall be in effect which has the effect of making the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing the consummation of the Merger or any other the transaction contemplated hereby in accordance with the terms hereof.

(iii) Regulatory Approvals. All waiting periods (and extensions thereof) applicable to the Merger and the other transactions contemplated hereby, if any, under the HSR Act shall have expired or been terminated and all consents, clearances, or approvals (as applicable) of the Governmental Entities listed on Schedule 2.2(a)(iii) required to be obtained prior to the Effective Time in connection with the Merger and the other transactions contemplated hereby shall have been obtained without any conditions thereto other than conditions which Acquiror shall have accepted in its sole and absolute discretion (collectively, the “Regulatory Approvals”).

(b) Additional Acquiror and Merger Sub Conditions. The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, any of which may be waived in writing exclusively by Acquiror and Merger Sub:

(i) Company Covenants. The Company shall have performed and complied in all material respects with its covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.

(ii) Company Representations and Warranties.

(A) Each of the Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as of such date).

(B) Each of the representations and warranties of the Company (other than the Fundamental Representations) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein) as of such date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not be reasonably be expected to have a Company Material Adverse Effect.

(iii) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred that is continuing.

(iv) No Actions. There shall be no litigation or other proceeding or other similar dispute by any Governmental Entity against the Company or any Company Entity or Acquiror or any of its Affiliates seeking to enjoin, prohibit, or otherwise prevent the consummation of the Merger or any other transactions contemplated hereby.

(v) Appraisal Claims and Rights. No Shareholder shall have exercised (or have a continuing right to exercise) appraisal, dissenters’ or similar rights under the BVI Act or applicable Law with respect to the Merger and the other transactions contemplated by this Agreement.

(vi) Holder Support Agreements. All Shareholders immediately prior to the Effective Time and holders of at least seventy-five percent (75%) of the Vested Company Options shall have executed and delivered to Acquiror a Holder Support Agreement, and all such Holder Support Agreements shall be in full force and effect and shall have not been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(vii) Investor Support Agreements. Each of Sun Zhifang, Gao Liangyu, New Light, Prime Gain, and New Light Investors holding at least seventy-five percent (75%) of the issued and outstanding shares of Prime Gain shall have executed and delivered to Acquiror an Investor Support Agreement, and all such Investor Support Agreements shall be in full force and effect and shall have not been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(viii) 280G Shareholder Approval. In the event that any “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) would reasonably be expected to be entitled to any “parachute payments” (as defined in Code Section 280G and the regulations promulgated thereunder) as a result of the transactions contemplated hereby, then the Company shall deliver to Acquiror evidence reasonably satisfactory to Acquiror that either (A) a Shareholder vote described in Section 7.1(b) below was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations promulgated thereunder, and the requisite Shareholder approval was obtained with respect to all of the Section 280G Payments (as defined below) or (B) Shareholder approval of all of the Section 280G Payments was not obtained, and that, as a consequence, such Section 280G Payment shall not be made or provided or permitted to be retained to the extent that they would result in any individual receiving any “parachute payment” in excess of 2.99 times their “base amount” (as defined in Code Section 280G and the regulations promulgated thereunder).

(ix) Restrictive Covenant Agreements. All of the RCA Parties shall have executed and delivered to Acquiror a Restrictive Covenant Agreement, and all such Restrictive Covenant Agreements shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(x) Scheme Amendment. The Scheme Amendment shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated.

(xi) Option Cancellation Agreements and Transaction Bonus Agreements. Each of the Specified Optionees shall have executed and delivered to the Company and Acquiror an Option Cancellation Agreement and a Transaction Bonus Agreement, and all such Contracts shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(xii) Employee Matters.

(A) The Key Employee Agreements executed by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any such Person. Each Key Employee (1) shall not have terminated his or her employment with or services to the Company at or prior to the Closing, (2) shall have satisfied Acquiror’s customary employee background investigation, and (3) shall not be prohibited by applicable Law from working in the jurisdiction in which such Key Employee is employed or engaged by the Company as of the Agreement Date.

(B) At least 80% of the Grade A Employees and at least 80% of the Grade B Employees receiving Offer Documents (excluding the Key Employees) (1) shall have executed and delivered to Acquiror the Offer Documents, none of which shall have been revoked, rescinded or otherwise repudiated by any such Employee and (2) shall not have terminated his or her employment with or services to the Company or a Company Entity, as applicable at or prior to the Closing.

(xiii) Third Party Contracts.

(A) The Company shall have taken or caused to be taken such actions to provide any required notices as are required under any Contract set forth on part 1 of Schedule 2.2(b)(xiii)(A), and Acquiror shall have received all necessary consents, waivers and approvals of applicable parties to any Contract set forth on part 2 of Schedule 2.2(b)(xiii)(A), in each case as are required by the terms of such Contracts in connection with the Merger.

(B) Acquiror shall have received evidence satisfactory to Acquiror (acting reasonably) that each of the Terminated Agreements has been terminated or cancelled (or will be terminated or cancelled as of the Effective Time) and is of no further force or effect (or will be of no further force or effect as of the Effective Time).

(C) Acquiror shall have received evidence satisfactory to Acquiror (acting reasonably) that each of the Amended Agreements has been amended (or will be amended effective as of the Effective Time) in accordance with the terms set forth on Schedule 7.2(b)(2) and such Amended Agreements, as so amended, are in full force and effect (or will be in full force and effect as of the Effective Time).

(xiv) Pre-Closing Actions. Acquiror shall have received evidence satisfactory to Acquiror (acting reasonably) that each of the Pre-Closing Actions has been completed.

(xv) Termination of Employee Plans. The Company shall have provided to Acquiror evidence, satisfactory to Acquiror (acting reasonably), as to the termination of any Company Employee Plans, if any, required to be terminated pursuant to Section 7.4(d).

(xvi) Required Financial Statements. Acquiror shall have received from the Company the Required Audited Financial Statements and, if the Closing Date is on or after December 15, 2023, Acquiror shall have received from the Company the Unaudited Interim Financial Statements.

(xvii) Contribution Transfer Agreement. The Contribution Transfer Agreement executed by Acquiror and New Light (BVI) shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(xviii) Certain Corporate Actions.

(A) The Company shall have delivered to Acquiror resolutions duly and validly adopted by the board of directors of the Company approving the appointment and resignation/removal of directors of the Company in accordance with Section 1.1(b)(ii) and authorizing the registered agent of the Company to update the corporate records of the Company to reflect the Merger and the changes to the board of directors contemplated by Section 1.1(b)(ii).

(B) The Company shall have delivered to Acquiror resolutions duly and validly adopted by the board of directors of HK Company and certified by a director of HK Company approving (i) the resignations of each director and officer of HK Company effective as of the Effective Time, (ii) the appointment of the persons nominated by Acquiror as directors of the Company effective as of the Effective Time and updates the register of directors to reflect such resignations and appointment of directors effective as of the Effective Time, and (iii) the change of all existing bank signatories and authorizations given to person(s) designated by Acquiror to operate the bank accounts of HK Company, effective as of the Effective Time, to such signatories and person(s) designated by Acquiror.

(xix) Receipt of Closing Deliveries. The Company shall have delivered to Acquiror (A) with respect to the Company and each Company Entity (other than Cloud Light Technology Pte. Ltd. and Cloud Light Technology Philippines Inc.), a good standing certificate, certificate of continuing status or similar document setting forth the corporate status of such Person (dated no earlier than the date that is ten (10) Business Days prior to the Closing Date) from the applicable jurisdiction of incorporation, formation, or organization, (B) the Payment Spreadsheet and the Pre-Closing Statement, each certified by the Chief Executive Officer of the Company, (C) the Director and Officer Resignation Letters, (D) the Payoff Letters, (E) the Final Invoices, and (F) a copy of the Company’s register of members, as of a date no earlier than the date that is five (5) Business Days prior to the Closing Date, certified by the registered agent in the British Virgin Islands.

(xx) Company Closing Certificates.

(A) Officer’s Certificate. Acquiror shall have received a certificate from the Company, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing, the conditions set forth in Sections 2.2(b)(i), 2.2(b)(ii), 2.2(b)(iii), 2.2(b)(v), clause (1) of Section 2.2(b)(xii)(A), and clause (2) of Section 2.2(b)(xii)(B) have been satisfied.

(B) Director’s Certificate. Acquiror shall have received a certificate from the Company, validly executed by a Director of the Company for and on the Company’s behalf, certifying (i) as to the terms and effectiveness of the Governing Documents, (ii) as to the valid adoption of resolutions of the board of directors of the Company unanimously approving the Merger and the transactions contemplated hereunder, (iii) that the Requisite Shareholder Approval has been obtained, (iv) that all electronic certificates or other book-entry entitlements representing Company Shares (the “Company Book-Entries”) have been or will be cancelled effective as of the Effective Time, and the register of members of the Company has been or will be updated accordingly, and (v) the occurrence and results of the 280G Vote.

(c) Additional Company Conditions. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing exclusively by the Company:

(i) Acquiror Covenants. Acquiror and Merger Sub shall have performed and complied in all material respects with each of their covenants and obligations under this Agreement required to be performed and complied with by them prior to the Closing.

(ii) Acquiror Representations and Warranties. The representations and warranties of Acquiror and Merger Sub shall be true and correct in all respects on the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Acquiror made only as of a specified date, which shall be true and correct in all respects as of such date), except where any failures of any such representations and warranties to be true and correct would not prohibit or otherwise prevent Acquiror or Merger Sub from consummating the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

(iii) Acquiror Officer’s Certificate. The Company shall have received a certificate from Acquiror, validly executed by an executive officer of Acquiror for and on the Acquiror’s behalf, to the effect that, as of the Closing, the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) have been satisfied.

2.3 Payment of Merger Consideration.

(a) Payment Spreadsheet. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a spreadsheet, certified by the Company’s Chief Executive Officer, setting forth the following information, in a form and substance acceptable to Acquiror (acting reasonably) (the “Payment Spreadsheet”) setting forth (x) the amount of each of the Consideration Components and (y) the following information:

(i) with respect to each Shareholder immediately prior to the Effective Time: (A) the name, address of record, e-mail address, and jurisdiction of Tax residence of such Shareholder (if available); (B) whether such Shareholder is a Withholding Securityholder or a Non-Withholding Securityholder; (C) the total number of all Company Shares held by such Shareholder; (D) on a certificate by certificate basis (or book-entry by book-entry basis, as applicable) the class and series of such Company Shares and the certificate number(s) for Company Share Certificates or other identifying numbers for Company Book-Entries evidencing such Company Shares; (E) the date of issuance of such Company Shares and the date of acquisition of such Company Shares by such Shareholder, and the consideration paid to the Company for such issuance (on a per share and aggregate basis); (F) the identification of any Company Shares that were acquired through the exercise of an option, the date of grant of such option, and the date of exercise of such option; (G) the number of any such shares that are Dissenting Shares as of the date of the Payment Spreadsheet; (H) the aggregate amount of cash payable to such Shareholder in respect of such Company Shares pursuant to Section 1.3(b); and (I) such Shareholder’s Pro Rata Portion of the Escrow Fund and Expense Fund;

(ii) with respect to each Optionholder immediately prior to the Effective Time: (A) the name, address of record, e-mail address, and jurisdiction of Tax residence of such Optionholder (if available); (B) whether such Optionholder is a Specified Optionee and whether such Optionholder is a non-employee to the Company and whether such Optionholder is a Withholding Securityholder or a Non-Withholding Securityholder; (C) the grant date and expiration date of each Company Option held by such Optionholder prior to its cancellation; (D) whether each such Company Option was granted pursuant to the Scheme; (E) the vesting schedule applicable to each Company Option held thereby and the extent to which each such Company Option is vested and unvested as of immediately prior to the Effective Time; (F) the exercise price per share and the number of Company Shares underlying each such Company Option immediately prior to the Effective Time; (G) the aggregate amount of cash payable to such Optionholder in respect of Vested Company Options pursuant to Section 1.3(e)(i), if any, or pursuant to the terms of any Transaction Bonus Agreement, if any, and the number of Acquiror Options that such Person is entitled to receive, if any, on account of all Unvested Company Options pursuant to Section 1.3(e)(ii), together with the vesting schedule of such Acquiror Options detailing number of shares vesting during each vesting period; and (H) such Optionholder’s Pro Rata Portion of the Escrow Fund and Expense Fund (if applicable); and

(iii) wire or other payment instructions for all cash amounts to be paid by Acquiror in accordance with this Agreement, including any Third Party Expenses and Closing Indebtedness that Acquiror is to pay, or cause to be paid, on the Company’s behalf in accordance with Section 2.3(d).

The Company shall provide reasonably detailed back-up documentation and any additional information reasonably requested by Acquiror in support of the information set forth in the Payment Spreadsheet.

(b) Reliance. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Acquiror or any of its Affiliates or its or their Representatives, (i) it is expressly acknowledged and agreed that Acquiror, the Paying Agent and their respective Affiliates and all Representatives of the foregoing shall be entitled to rely on the Payment Spreadsheet without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, (ii) in no event shall Acquiror, the Paying Agent or any of their respective

Affiliates or any Representative of the foregoing (excluding the Indemnified Parties) have any liability to any Person (including any liability to the Securityholder Representative or any Securityholder) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Payment Spreadsheet and the allocation set forth therein, or payments made by any Person (including Acquiror, the Company, the Paying Agent and their respective Affiliates) in accordance with the Payment Spreadsheet. For the avoidance of doubt, without limiting any rights of Acquiror or any other Indemnified Party under Article IX or Section 2.4, any inaccuracy or miscalculation in the Payment Spreadsheet and the allocation set forth therein (other than with respect to the Estimated Total Consideration (and the components thereof), which shall be subject to Section 2.4) shall not relieve Acquiror of any payment obligations under Section 1.3, and Acquiror, each Securityholder, and the Company, prior to the Closing, and the Securityholder Representative, after the Closing shall cooperate with one another and take action reasonably necessary to cause the Paying Agent to make payments in accordance with an updated and corrected version of the Payment Spreadsheet, in a form and substance acceptable to Acquiror (acting reasonably) and accompanied by documentation satisfactory to Acquiror (acting reasonably) in support of the information set forth therein, and to correct payments previously made that are not consistent therewith.

(c) Exchange Procedures.

(i) Paying Agent. PNC Bank, National Association or another Person selected by Acquiror, shall serve as the Paying Agent for the Merger (the “Paying Agent”).

(ii) As promptly as practicable following the Closing Date, to the extent not previously mailed or otherwise delivered by or on behalf of the Company, Acquiror or the Paying Agent shall deliver to each Shareholder as of immediately prior to the Effective Time and each Optionholder that is a Non-Withholding Securityholder as of immediately prior to the Effective Time (each an “Exchange Securityholder”), at the address or e-mail address set forth opposite each such Person’s name on the Payment Spreadsheet, a letter of transmittal in substantially the form attached hereto as Exhibit I (the “Letter of Transmittal”).

(iii) As promptly as reasonably practicable, and in any event within five (5) Business Days, after receipt by the Paying Agent of a duly completed Letter of Transmittal, an applicable tax form and any original certificate representing Company Shares if such shares are certificated in tangible form (a “Company Share Certificate”) (or an affidavit of loss in lieu of such Company Share Certificate(s) in form and substance reasonably satisfactory to the Paying Agent), and any other documents that Acquiror or the Paying Agent may reasonably require in connection therewith, as applicable (collectively, the “Exchange Documents”), Acquiror shall cause the Paying Agent to pay to the delivering Exchange Securityholder in exchange therefor, the cash payable to such Exchange Securityholder pursuant to Section 1.3(b) and Section 1.3(e)(i), as applicable, for such surrendered Company Shares or Vested Company Option, as applicable (less the portion of the Escrow Amount and the Expense Fund Amount to be withheld and deposited in the Escrow Fund and the Expense Fund on such holder’s behalf in accordance with Section 2.3(d)(ii) and Section 2.3(d)(iii), respectively); provided that, notwithstanding the foregoing, in respect of any Exchange Securityholder for which duly completed and validly executed Exchange Documents have been received by the Paying Agent at least five (5) Business Days prior to the Closing Date, Acquiror shall cause the Paying Agent to pay to such Exchange Securityholder in exchange therefor, on the Closing Date, the cash payable to such Exchange Securityholder pursuant to Section 1.3(b) and Section 1.3(e)(i), as applicable, for such surrendered Company Shares or Vested Company Option, as applicable (less the portion of the Escrow Amount and the Expense Fund Amount to be withheld and deposited in the Escrow Fund and the Expense Fund on such holder’s behalf in accordance with Section 2.3(d)(ii) and Section 2.3(d)(iii), respectively. Company Share Certificates surrendered pursuant to this Section 2.3(c) shall be cancelled. No cash shall be paid or payable to any Exchange Securityholder until such Person delivers to the Paying Agent duly completed and validly executed Exchange Documents, in accordance with the terms and conditions hereof and the instructions set forth in the Letter of Transmittal. From and after the Effective Time, all Company Book-Entries and Company Share Certificates shall, for all corporate purposes, evidence only the ownership of the right to receive the consideration contemplated by this Agreement.

(iv) Transfers of Ownership. If any cash is to be paid pursuant to Section 1.3(b) and Section 1.3(e) to a Person other than the Person whose name is reflected on the corresponding Company Book-Entry, Company Share Certificate or Company Option, as applicable, it will be a condition of the delivery thereof that any entitlement so surrendered will be in proper form for transfer and that the Person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required pursuant to applicable Tax Law by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the Company Book-Entry, Company Share Certificate or Company Option, as applicable, or established to the reasonable satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

(v) No Further Ownership Rights in Company Securities. The consideration paid in respect of the surrender for exchange of Company Securities in accordance with the terms of this Agreement shall be deemed to be a full satisfaction of all rights pertaining to such Company Securities. Following the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Shares which were outstanding immediately prior to the Effective Time.

(vi) Return of Consideration; No Liability. At any time following the date that is one (1) year after the Closing Date, Acquiror shall be entitled, subject to any abandoned property, escheat or similar applicable Law, to require the Paying Agent to deliver to Acquiror or its designated successor or assign all amounts that have been deposited with the Paying Agent. Any Exchange Securityholder that has not theretofore submitted Exchange Documents in accordance with the requirements set forth therein and in this Agreement, or otherwise not received any portion of the Merger Consideration due and payable to such Exchange Securityholder pursuant to this Agreement, shall thereafter look only to Acquiror and the Surviving Company for payment of the applicable portion of the Merger Consideration (after giving effect to any required Tax withholdings in accordance with Section 2.5 and without any interest thereon), and then, only as a general unsecured creditor. Notwithstanding anything to the contrary in this Section 2.3(c), none of Acquiror, Merger Sub, the Company, the Surviving Company, the Securityholder Representative, the Paying Agent or any other Person shall be liable to any Exchange Securityholder for any Merger Consideration properly delivered in accordance with this Agreement to a public official pursuant to applicable abandoned property, escheat or similar applicable Law.

(d) Payment of Merger Consideration, Escrow Fund, Expense Fund, Closing Indebtedness, Third Party Expenses.

(i) Merger Consideration. At the Closing, Acquiror shall transfer, by wire transfer of immediately available funds, to the Paying Agent the Merger Consideration payable at the Effective Time to the Securityholders pursuant to Section 1.3 for further distribution to the Securityholders, subject to, and in accordance with, the terms of this Agreement.

(ii) Escrow Fund. PNC Bank, National Association, or another Person selected by Acquiror, shall serve as the escrow agent in connection with the Merger (the “Escrow Agent”) pursuant to an Escrow Agreement in substantially the form attached hereto as Exhibit J (the “Escrow Agreement”), which will be entered into at the Closing. At the Closing, (a) Acquiror shall retain and holdback an amount in cash equal to each Indemnifying Party’s Pro Rata Portion of the Escrow Amount from the cash consideration otherwise payable to such Person at the Closing pursuant to Section 1.3(b) and Section 1.3(e)(i), and (b) Acquiror shall deposit, or cause to be deposited, with the Escrow Agent such Escrow Amount into an account designated by the Escrow Agent in a written notice delivered to Acquiror at least two (2) Business Days prior to the Closing Date (the Escrow Amount in such account, together with any dividends and income earned on thereon, as may be reduced from time to time, the “Escrow Fund”), and, upon such deposit, Acquiror shall be deemed to have contributed to the Escrow Fund, on behalf of each Indemnifying Party, his, her, or its Pro Rata Portion of the Escrow Amount. The Escrow Fund shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under Section 2.4 and Article IX and, solely with respect to each Indemnified Party’s Pro Rata Portion of the Escrow Fund, recovery under such Indemnified Party’s Holder Support Agreement, and shall be distributed in accordance the terms and conditions of this Agreement and the Escrow Agreement and, as applicable, the Holder Support Agreements. The parties hereto agree that Acquiror shall be treated as the owner of the cash in the Escrow Fund for all Tax purposes until such funds are disbursed pursuant to this Agreement and the Escrow Agreement and that all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to the Escrow Agreement shall be treated for Tax purposes as reportable income of Acquiror.

(iii) Expense Fund. At the Closing, (a) Acquiror shall retain and holdback an amount in cash equal to each Indemnifying Party’s Pro Rata Portion of the Expense Fund Amount from the cash consideration otherwise payable to such Indemnifying Party, and (b) Acquiror shall deposit, or cause to be deposited, with the Securityholder Representative the Expense Fund Amount into an account designated by the Securityholder Representative and set forth in the Payment Spreadsheet (the “Expense Fund”), and, upon such deposit, Acquiror shall be deemed to have contributed to the Expense Fund, on behalf of each Indemnifying Party, his, her, or its Pro Rata Portion of the Expense Fund Amount. The Expense Fund shall be held by the Securityholder Representative in a segregated account and shall be used (i) solely by the Securityholder Representative for the purposes of paying directly or reimbursing the Securityholder Representative for any Securityholder Representative Expenses it may incur in performing its duties or exercising its rights under this Agreement, any Related Agreement, or the Securityholder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Expense Fund shall be treated as received and deposited by the Indemnifying Parties at Closing for Tax purposes (except to the extent otherwise required by applicable Law) and be held as a trust fund for the benefit of the Indemnifying Parties and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Indemnifying Parties will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. Upon conclusion of the Securityholder Representative’s duties hereunder, the Securityholder Representative shall disburse any amounts then-remaining in the Expense Fund (the “Expense Fund Release Amount”) to the Paying Agent (or other Person, if so designated by Acquiror and the Securityholder Representative, on the behalf of the Indemnifying Parties, and who will thereafter distribute the Expense Fund Release Amount to the Indemnifying Parties) in accordance with their respective Pro Rata Portions. The Securityholder Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence, bad faith, fraud or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity for Tax purposes in connection with the Expense Fund Amount, and has no Tax reporting or income distribution obligations hereunder. Subject to Advisory Group approval, the Securityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Indemnifying Parties.

(iv) Closing Indebtedness. At the Closing, Acquiror shall pay, or cause to be paid, or shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of any Closing Indebtedness agreed to be repaid directly to the applicable parties pursuant to Payoff Letters or other instructions from each such party, in accordance with amounts and wire instructions set forth in the funds flow or similar section of the Payment Spreadsheet.

(v) Third Party Expenses. At the Closing, Acquiror shall pay, or cause to be paid, by wire transfer of immediately available funds, to the applicable payee of each of the unpaid Third Party Expenses that delivers a Final Invoice such unpaid Third Party Expenses that are payable as of the Closing in accordance with amounts and wire instructions set forth in the funds flow or similar section of the Payment Spreadsheet.

(e) Rounding. Notwithstanding anything herein to the contrary, the aggregate amount of cash to be paid, payable, or distributed at any particular time to any Securityholder or Indemnifying Party in accordance with this Agreement shall be rounded down to the nearest whole cent, and no Securityholder shall receive any consideration in respect of such rounding.

2.4 Closing Adjustment to Total Consideration.

(a) Pre-Closing Statement. At least three (3) Business Days before the Closing Date, the Company shall prepare and deliver to Acquiror a preliminary statement (the “Pre-Closing Statement”) setting forth in reasonable detail the Company’s good faith calculation of the Total Closing Consideration (including all components thereof) (“Estimated Total Consideration”). The Company shall consider in good faith any of

Acquiror’s reasonable comments to such preliminary Pre-Closing Statement and the figures and calculations set forth thereon and provide any additional supporting documentation reasonably requested by Acquiror. At least two (2) Business Day before the Closing Date, the Company shall deliver to Acquiror the final Pre-Closing Statement. The Company shall provide reasonably detailed back-up documentation for such calculations and any additional information reasonably requested by Acquiror. The Company shall prepare the Pre-Closing Statement in accordance with the Accounting Principles. Nothing in this Section 2.4, including the fact that Acquiror may provide comments or request changes to the preliminary Pre-Closing Statement or any of the figures or calculations set forth thereon or that Acquiror and the Company may agree to changes to the information or amounts on the Pre-Closing Statement, shall in any way limit the right of any Person under this Section 2.4 or Article XI.

(b) Post-Closing Statement. Within ninety (90) days after the Closing Date, Acquiror shall prepare and deliver, or cause to be prepared and delivered, to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth in reasonable detail its good faith calculation of the Total Closing Consideration (including all components thereof), accompanied by reasonably detailed back-up documentation for such calculation and any additional information reasonably requested by the Securityholder Representative. Acquiror shall prepare the Post-Closing Statement in accordance with the Accounting Principles. In the event that Acquiror fails to deliver (or fails to cause to be delivered) the Post-Closing Statement within ninety (90) days after the Closing Date, the Securityholder Representative shall have the right, at its election, to either (i) determine that the Pre-Closing Statement shall be deemed to be final for all purposes hereunder, and such determination shall be binding on the parties to this Agreement and the Securityholders, and not subject to appeal, with Acquiror having no further rights to objection or require adjustments thereto, or (ii) require Acquiror to deliver the Post-Closing Statement within ten (10) days of the Securityholder Representative’s demand therefor.

(c) Review of Post-Closing Statement.

(i) Examination. After receipt of the Post-Closing Statement, the Securityholder Representative shall have thirty (30) days (the “Review Period”) to review the Post-Closing Statement and related back-up documentation. During the Review Period, Acquiror will provide the Securityholder Representative reasonable access to, upon reasonable notice during regular business hours, subject to restrictions imposed by applicable Law, the books and records of the Surviving Company and the personnel of Acquiror and/or Acquiror’s accountants to the extent that they relate to the Post-Closing Statement and to such historical financial information (to the extent in Acquiror’s possession) relating to the Post-Closing Statement as Securityholder Representative may reasonably request for the purpose of reviewing the Post-Closing Statement and to prepare a Statement of Objections (defined below); provided that such access does not unreasonably interfere with the normal operations of Acquiror, the Company, the Company Entities or any of their respective Affiliates or extend to any information that is subject to any applicable attorney-client, work product or other privilege.

(ii) Objection. On or prior to the last day of the Review Period, Securityholder Representative may object to the Post-Closing Statement by delivering to Acquiror a written statement setting forth Securityholder Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for Securityholder Representative’s disagreement therewith (the “Statement of Objections”). Any component of the Post-Closing Statement that is not disputed in a Statement of Objections shall be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. If the Securityholder Representative fails to deliver the Statement of Objections to Acquiror before the expiration of the Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement shall be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. If the Securityholder Representative delivers the Statement of Objections before the expiration of the Review Period, Acquiror and the Securityholder Representative shall promptly cooperate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”). Any such disputed items that are resolved by Acquiror and the Securityholder Representative within the Resolution Period shall be set forth in a memorandum signed by both parties, which shall be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal.

(iii)  Resolution of Disputes. If Securityholder Representative and Acquiror fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (the “Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”), shall be submitted to an impartial nationally recognized independent accounting firm upon which Acquiror and the Securityholder Representative shall mutually agree (each acting reasonably) (the “Independent Accountant”) for review and resolution. The Independent Accountant shall act as an expert and not an arbitrator. The Independent Accountant shall make all calculations in accordance with the Accounting Principles, shall determine only the Disputed Amounts and shall only be permitted or authorized to determine an amount with respect to any such Disputed Amount within the range of values assigned to each such item in the Post-Closing Statement and the Statement of Objections.

(iv) Engagement and Fees of the Independent Accountant. Each of Acquiror and the Securityholder Representative shall (i) enter into a customary engagement letter with the Independent Accountant at the time such dispute is submitted to the Independent Accountant and otherwise cooperate with the Independent Accountant, which engagement letter shall provide that the Independent Accountant shall make all calculations in accordance with the Accounting Principles even if there is a discrepancy with US GAAP, HK GAAP and Taiwan GAAP, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Independent Accountant in defense of their respective positions with respect to such disputed items (with copies of such supporting material and all such documents and information being concurrently given to the other party) and to submit a written statement responding to the other party’s position with respect to such disputed items, and (iii) subject to customary confidentiality and indemnity agreements, provide the Independent Accountant with access to their respective books, records, personnel and representatives and such other information as the Independent Accountant may require in order to render its determination. The Independent Accountant shall be instructed to deliver to Acquiror and the Securityholder Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Independent Accountant by Acquiror and the Securityholder Representative) of the Disputed Amounts within thirty (30) days after its engagement, which determination shall, absent fraud or manifest error, be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. The fees and expenses of the Independent Accountant shall be allocated between Securityholder Representative (on behalf of the Securityholders), on the one hand, and the Acquiror, on the other hand, based upon the percentage that the amount actually contested but not awarded to Securityholders or Acquiror, respectively, bears to the aggregate amount actually contested by the Securityholder Representative and Acquiror. For example, if the Securityholder Representative claims the Total Closing Consideration is $1,000 greater than the amount determined by Acquiror, and Acquiror contests only $500 of the amount claimed by the Securityholder Representative, and if the Independent Accountant ultimately resolves the dispute by awarding Acquiror $300 of the $500 contested, then the costs and expenses of the Independent Accountant shall be allocated forty percent (40%) (i.e., 200 ÷ 500) to Acquiror and sixty percent (60%) (i.e., 300 ÷ 500) to the Securityholder Representative (for the benefit of the Securityholders).

(d) Post-Closing Payments.

(i) For purposes of this Agreement, “Final Total Consideration” means the Total Closing Consideration and each of its components, as finally determined pursuant to this Section 2.4.

(ii) If the Final Total Consideration is less than the Estimated Total Consideration (the amount of such deficit, the “Adjustment Shortfall”), then Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent to deliver the Adjustment Shortfall to Acquiror; provided, however, that, notwithstanding the foregoing, in no event shall the Adjustment Shortfall be more than the Escrow Amount.

(iii) If the Final Total Consideration is greater than the Estimated Total Consideration (the amount of such surplus, the “Adjustment Surplus”), then, promptly, and in any event within five (5) Business Day after such final determination, Acquiror shall pay or cause to be paid to the Paying Agent for further distribution to the Securityholders and, with respect to any portion thereof payable to Withholding Securityholders, to the applicable payroll processor for further distribution to such Withholding Securityholders, the Adjustment Surplus payable to such Securityholders in accordance with Section 1.3(b) and Section 1.3(e); provided, however, that, notwithstanding the foregoing, in no event shall the Adjustment Surplus be more than the Escrow Amount.

(iv) For the avoidance of doubt, subject to Section 9.3(e), the Indemnified Parties’ sole and exclusive source of recovery for any Adjustment Shortfall shall be recourse against and recovery from the Escrow Fund.

(e) Tax Treatment. Any payment made under this Section 2.4 to the maximum extent permitted by applicable Law, shall be treated for all Tax purposes as an adjustment to the Total Closing Consideration.

2.5 Withholding Taxes. The Company, the Paying Agent, Acquiror, the Surviving Company and each of their Affiliates and Representatives (each a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law or under any Laws or Orders, and to be provided any reasonably necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8 or an acknowledgement or receipt in respect of the Tax filings issued by the relevant PRC Taxing authority, as applicable, or any similar information; provided that except with respect to any payment of wages or compensation, each applicable Withholding Agent shall take good faith efforts to provide the Securityholder Representative with reasonable (and in any case, no less than five (5) Business Days) written notice prior to withholding any amounts payable to Shareholders pursuant to this Section 2.5, which notice shall include the basis for the proposed deduction or withholding under applicable Law and Acquiror will reasonably cooperate with any reasonable request from such Person to obtain reduction of or relief from such deduction or withholding. For the avoidance of doubt, but without limiting any indemnification obligations of the Indemnifying Parties, including those set forth in Article IX and the Holder Support Agreements, or the ability of any Indemnified Party to recover in connection therewith, no Withholding Agent shall deduct or withhold any PN7 Taxes from any consideration payable or otherwise deliverable pursuant to this Agreement at Closing. To the extent such amounts are so deducted or withheld and timely paid to the applicable Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that such amounts are not so deducted and withheld, such Person shall indemnify the applicable Withholding Agent for any withholding Taxes imposed by a Governmental Entity, together with any related Losses; provided that the applicable Withholding Agent shall not be indemnified for any related Losses that arise as a result of the applicable Withholding Agent’s fraud, gross negligence, or willful misconduct.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are set forth in the appropriate section, subsection or subclause of the Disclosure Schedule delivered by the Company to Acquiror on the Agreement Date (the “Disclosure Schedule”) (it being understood and hereby agreed that (i) the information set forth in the Disclosure Schedule shall be disclosed under separate section, subsection, and subclause references that correspond to the sections, subsections, and subclauses of this Article III to which such information relates, and (ii) the information set forth in each section, subsection, and subclause of the Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section, subsection, or subclause of this Article III, and (B) any other representations and warranties set forth in this Article III if, and solely to the extent that, it is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Acquiror and Merger Sub, as of the Agreement Date and as of the Closing Date, as though made at the Closing Date, as follows:

3.1 Organization and Good Standing.

(a) The Company is a BVI business company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and is in good standing (or equivalent status in the relevant jurisdiction) in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business makes such qualification, license or good standing (or equivalent status in the relevant jurisdiction) required for the Company’s business as currently conducted, except where the failure to be so qualified, licensed or in good standing (or equivalent status in the relevant jurisdiction) would not have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has never conducted business under any other corporate or trade name.

(b) The Company has Made Available true, correct and complete copies of the memorandum and articles of association, as amended to date, validly adopted and approved and in full force and effect on the Agreement Date (collectively, the “Governing Documents”). Except for the amendments contemplated by the Articles of Merger and the Plan of Merger, the board of directors of the Company has not approved or proposed, nor, to the Knowledge of the Company, has any other Person proposed in writing, any amendment to any of the Governing Documents.

(c) Section 3.1(c) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity or enterprise of which the Company owns or has owned, controls or has controlled, directly or indirectly, any of the stock or other Equity Interest entitled to vote on the election of the members of the board of directors or similar governing body (each a “Company Entity” and collectively the “Company Entities”), and the percentage ownership or management thereof. Each Company Entity is duly qualified or licensed to do business and is in good standing (or equivalent status in the relevant jurisdiction) in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business makes such qualification, license or good standing (or equivalent status in the relevant jurisdiction) required for such Company Entity’s business as currently conducted, except where the failure to be so qualified, licensed or in good standing (or equivalent status in the relevant jurisdiction) would not have, or reasonably be expected to have, a Company Material Adverse Effect. All of the outstanding shares or other Equity Interests of each Company Entity are owned of record and beneficially by the Company or a wholly-owned subsidiary of the Company, other than ownership in Taiwan Cloud Light, which is fully owned of record and beneficially by New Light (BVI), which holds good and valid title to all of the capital contribution of Taiwan Cloud Light (the “TCL Contribution”). All outstanding shares or other Equity Interests of each Company Entity are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights under any Contract to which such Company Entity is a party or by which it is bound (except as created by applicable Laws, statute, or the charter or governing documents or bylaws of such Company Entity), and have been issued in compliance with all applicable Laws.

(d) Section 3.1(d) of the Disclosure Schedule lists the directors and officers of the Company and each Company Entity.

(e) New Light (BVI) has no assets other than the TCL Contribution and has no business or operations other than its ownership of Taiwan Cloud Light.

(f) No “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or any other anti-takeover Law or similar Law enacted under state or federal Law or any anti-takeover provision in the Governing Documents is applicable to the Company, any shares of Company Shares or other Company Securities, this Agreement, or the Merger or the other transactions contemplated hereby.

3.2 Authority and Enforceability.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (including the unanimous approval of the board of directors of the Company) and no further corporate action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Merger or any other transactions contemplated hereby and thereby, other than the adoption of this Agreement and approval of the Merger by the approval of, in the aggregate, (i) Company Ordinary Shares representing more than fifty percent (50%) of the voting power of the Company Ordinary Shares and (ii) Company Preferred Series B Shares representing more than fifty percent (50%) of the voting power of the Company Preferred Series B Shares, voting together as a single class, on an as-converted basis (the “Requisite Shareholder Approval”). The Requisite Shareholder Approval is the only vote or approval of the Shareholders required under applicable Law, the BVI Act, the Governing Documents and all Contracts to which the Company or any Company Entity is a party to legally adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(b) This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, subject to (x) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (the “Enforceability Limitations”).

3.3 Governmental Approvals. Except for (i) the filing of the Articles of Merger and Plan of Merger by the Registrar pursuant to Section 171 of the BVI Act and (ii) the Regulatory Approvals, no permit, notice, waiver, approval, Order or authorization of, or declaration or filing with, any Governmental Entity is required by, or with respect to, the Company or any Company Entity in connection with the entry into, execution or delivery of this Agreement or any Related Agreement to which the Company or any Company Entity is a party, the performance of its obligations hereunder or thereunder, or the consummation of the Merger or any other transaction contemplated by this Agreement or any Related Agreement to which the Company or any Company Entity is a party.

3.4 Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any Company Entity is a party, and the consummation of the transactions contemplated hereby and thereby, will not (a) result in the creation, imposition, or foreclosure of any Lien upon the assets of the Company or any Company Entity or (b) conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or loss of any benefit under, or require any notice, consent, waiver, or approval under (any such event, a “Conflict”) (i) any provision of the Governing Documents or the organizational documents of any Company Entity, as amended, (ii) any Material Contract (without giving effect to clause (y) of the definition thereof), Company Authorization to which the Company or any Company Entity is a party or by which the Company or any Company Entity or any of their respective properties or assets (whether tangible or intangible) are bound or subject, or (iii) any Law or Order applicable to the Company or any Company Entity or any of their respective properties or assets (whether tangible or intangible), except, in the case of clauses (a), (b)(ii) and (b)(iii) above, for such Liens or Conflicts that would not be material to the Company or any Company Entity, individually or in the aggregate.

3.5 Capital Structure.

(a) The Company is authorized to issue 583,300,314 shares comprising (i) 500,000,000 Company Ordinary Shares, of which 326,081,000 shares are issued and outstanding as of the Agreement Date, and (ii) 83,300,314 shares of Company Preferred Series B Shares, of which all are issued and outstanding as of the Agreement Date.

(b) As of the Agreement Date, the Company Shares are held by the Persons and in the amounts set forth in Section 3.5(b) of the Disclosure Schedule which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares. All outstanding Company Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to any Liens (other than a Permitted Lien), outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights or other similar rights created by applicable Law, the Governing Documents, or any Contract to which the Company is a party or by which it or any of its assets is bound. All shares of Company Shares and other Company Securities ever issued by the Company have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company) in material compliance with all applicable Laws and all applicable Contracts, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company) in accordance with any right of first refusal or similar right or limitation applicable to such issuance, transfer or repurchase. Each Company Preferred Series B Share is convertible into one Company Ordinary Share. Other than a distribution made as contemplated by Section 7.13, there are no declared or accrued but unpaid dividends with respect to any shares of Company Shares and any shares of any Company Entity and neither the Company nor any Company Entity has declared or paid any dividend or other distribution. Other than the Company Shares set forth in Section 3.5(b) of the Disclosure Schedule, the Company has no other shares authorized, issued or outstanding.

(c) Except for the Scheme, neither the Company nor any Company Entity sponsors or maintains any stock option plan or any other similar plan or Contract providing for equity-related compensation to any Person. The HK SOP has been duly terminated and there are no outstanding or authorized options or other equity awards under the HK SOP. The Scheme has been duly authorized, approved and adopted by the Company’s board of directors and the Shareholders and is in full force and effect. The Company has reserved 50,851,412 Company Ordinary Shares for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Scheme, of which 35,544,420 shares are issuable, as of the Agreement Date, upon the exercise of outstanding, unexercised options granted under the Scheme, and 15,306,992 shares remain available for future grant. Section 3.5(c) of the Disclosure Schedule sets forth, as of the Agreement Date, for each outstanding Company Option, the (1) name of the Optionholder thereof, (2) whether such Optionholder is or was an employee or non-employee service provider, (3) the grant date and expiration date thereof, (4) whether such Company Option was granted pursuant to the Scheme, (5) the vesting schedule applicable to such Company Option and the extent to which such Company Option is vested to date (for the avoidance of doubt, without taking into account the acceleration of the Company Option pursuant to the terms of the Scheme as a result of the transactions contemplated by this Agreement), and (6) the exercise price per share and the number, class and series of Company Shares underlying such Company Option to date. The terms of the Scheme and the applicable agreements for each Company Option permit the termination of Company Options as provided in this Agreement without the consent or approval of the holders of such securities, the Shareholders or otherwise and without any acceleration of the exercise schedules or vesting provisions in effect for such Company Options (after giving effect to the Scheme Amendment and the Option Cancellation Agreements). No holder of Company Options has the ability to early exercise any Company Options for restricted shares under the Scheme or any other Contract relating to such Company Options.

(d) Except for the Company Shares and the Company Options set forth on Sections 3.5(b) and 3.5(c) of the Disclosure Schedule, as of the Agreement Date, there are no options, warrants, calls, rights, convertible securities or Contracts, written promises or written commitments (including promises contained in any employee offer letters, employment agreements, Contract with directors, contractors, or non-employee service providers, or similar Contracts, whether or not binding) to issue or grant any Company Securities or enter into any Contract of any character, written or oral, to which the Company or any Company Entity is a party or by which the Company is or could reasonably expected to be bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, convertible security or Contract. Other than the Company Options, there are no outstanding or authorized, and the Company has no unfilled written promises or written commitments (including promises contained in any employee offer letters, employment agreements, Contract with directors, contractors, or non-employee service providers, or similar Contracts, whether or not binding) to issue, grant, or enter into any, stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any Company Entity (whether payable in Company Securities, cash or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other Contracts with respect to the voting stock of the Company or any Company Entity, and there are no Contracts to which the Company or any Company Entity is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, right of first offer, co-sale rights or “drag-along” rights) of any Company Shares.

(e) True and complete copies of all Contracts relating to or issued under the Scheme have been Made Available and such Contracts have not been amended, modified or supplemented, and there are no Contracts to amend, modify or supplement such Contracts from the forms thereof Made Available, in each case, other than the Scheme Amendment and the Option Cancellation Agreements.

(f) Section 3.5(f) of the Disclosure Schedule sets forth, as of the Agreement Date, all Indebtedness of the Company and each Company Entity (other than (x) Indebtedness described in clauses (b), (c), and (e) of the definition of “Indebtedness” and (y) Indebtedness otherwise described in the definition of “Indebtedness” to the extent referencing Indebtedness described in clauses (b), (c), and (e) thereof), including (i) the outstanding principal amount, the outstanding accrued interest, the interest rate, and whether there is a premium, multiple, or other payment in excess of the outstanding principal and accrued interest that is required to be paid upon the termination of such Indebtedness in connection with the Merger, and (ii) any assets securing such Indebtedness. Other than as set forth on Section 3.5(f) of the Disclosure Schedule, the Company and the Company Entities have no such Indebtedness outstanding. With respect to each such item of Indebtedness, neither the Company nor any Company Entity is in material default and no payments are past due in any material respect. There are no outstanding loans or Indebtedness involving, on the one hand, the Company and on the other hand, any of the Securityholders.

(g) There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Entity (i) having the right to vote on any matters on which Shareholders may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any Company Entity.

(h) Prime Gain owns all of the issued and outstanding Equity Interests of New Light.

3.6 Company Financial Statements; Internal Financial Controls.

(a) Section 3.6(a) of the Disclosure Schedule sets forth the Company’s (i) (A) audited consolidated balance sheet as of March 31, 2022 and the related consolidated statements of operations, cash flows, and stockholders’ equity for the twelve (12) month periods then ended and (B) unaudited consolidated balance sheet as of March 31, 2023 and the related consolidated statements of operations, cash flows, and stockholders’ equity for the twelve (12) month periods then ended (collectedly, the “Year-End Financials”) and (ii) unaudited consolidated balance sheet as of July 31, 2023 (the “Balance Sheet Date”), and the related unaudited consolidated statements of operations, cash flows, and stockholders’ equity for the four (4) month period then ended (the “Interim Financials” and, together with the Year-End Financials, the “Financials”). The Financials have been prepared in accordance with HK GAAP (other than those relating to Taiwan Cloud Light, which have been prepared in accordance with Taiwan GAAP) consistently applied throughout the periods indicated (except that the Interim Financials need not contain footnotes and other presentation items that may be required by HK GAAP or Taiwan GAAP, as applicable). The Financials present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet”. The books and records of the Company and each Company Entity have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Financials are consistent in all material respects with such books and records.

(b) The Company and each Company Entity has established and maintains, and in all material respects adheres to and enforces, a system of internal accounting controls which are effective in providing the Company and each Company Entity reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with the Accounting Principles, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and each Company Entity, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Principles, and that receipts and expenditures of the Company and each Company Entity are being made only in accordance with appropriate authorizations of management and the board of directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each Company Entity. Neither the Company nor any Company Entity has any Knowledge of (i) any material deficiency or material weakness in the system of internal accounting controls utilized by the Company or any Company Entity, (ii) any fraud, whether or not material, that involves the Company’s or any Company Entity’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Company Entity or (iii) any claim or allegation regarding any of the foregoing. The Company has not engaged in any material transaction or maintained any bank account except as reflected in its business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records (collectively, the “Books and Records”). The Books and Records (A) are in all material respects true and correct, (B) have been maintained in accordance with the Company’s or Company Entity’s (as applicable) business practices on a basis consistent with prior years, and (C) fairly reflect in all material respects the basis for the Financials.

(c) All of the accounts receivable, whether billed or unbilled, of the Company and each Company Entity arose in the ordinary course of business and represent bona fide obligations for the provision of goods and services. The Company and each Company Entity have not modified or accelerated in any material respect the collection of any accounts receivable, and the Company and each Company Entity have not modified or delayed in any material respect the payment of any accounts payable, in each case from the Company’s or Company Entity’s (as applicable) standard historical practices or from the obligations set forth in each applicable Contract, in each case when initially executed and delivered.

3.7 No Undisclosed Liabilities. Neither the Company nor any of the Company Entities has any material Liability, except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business consistent with past practice since the Balance Sheet Date that are not material in amount or significance, either individually or in the aggregate, and do not result from an existing breach of any Contract (including any representation or warranty therein), (c) are executory obligations arising under Contracts set forth in the Disclosure Schedules and that do not result from an existing breach of such Contract (including any representation or warranty therein) thereunder, (d) have arisen under this Agreement or the Related Agreements, or (e) have been included in the calculation of Third Party Expenses, Closing Indebtedness, Unpaid Pre-Closing Taxes, or included as a liability in Closing Net Working Capital.

3.8 No Changes. Since the Balance Sheet Date, through the Agreement Date, (a) no Company Material Adverse Effect has occurred or arisen, and (b) the Company and each Company Entity has not taken any action that would be prohibited by Section 5.2 if proposed to be taken or actually taken after the Agreement Date.

3.9 Tax Matters.

(a) Tax Returns and Payments. Each income and other material Tax Return required to be filed by the Company or any Company Entity with any Governmental Entity on or before the Closing Date (the “Company Returns”): (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii) is true, correct and complete in all material respects and has been prepared in compliance with all applicable Laws in all material respects. All income and other material Taxes required to be paid by the Company or any Company Entity (regardless of whether or not shown on any Tax Return) have been paid. The Company has delivered or made available to Acquiror accurate and complete copies of all Company Returns filed for taxable periods ending on or after December 31, 2019.

(b) Reserves for Payment of Taxes. The Company and each Company Entity have not incurred any liability for Taxes since the Balance Sheet Date outside of the ordinary course of business. All input VAT balance or Tax credits reflected as an asset in the Financials are available for credit or refund in the future, when applicable.

(c) Audits; Claims. No Tax Return of the Company or any Company Entity has, within the past three (3) years, been examined or audited or is currently being examined or audited by any Governmental Entity. Neither the Company nor any Company Entity has received from any Governmental Entity any: (i) written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) written notice of deficiency or proposed Tax adjustment, in each case that remains pending. No extension or waiver of the limitation period for collection applicable to any Company Returns (other than pursuant to automatic extensions of the due date for filing a Tax Return obtained in the ordinary course of business) has been granted by or requested from the Company or any Company Entity that remains pending. No Action is pending or threatened in writing against the Company or any Company Entity in respect of any Tax. There are (and immediately following the Merger there will be) no Liens for Taxes upon any of the assets of the Company or any Company Entity except Permitted Liens.

(d) Distributed Stock. Neither the Company nor any Company Entity has distributed stock of another Person, and neither the Company nor any Company Entity has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the two (2) years prior to the Closing Date.

(e) Tax Indemnity Agreements, Affiliated Group and Transferee Liability. Neither the Company nor any Company Entity is: (i) a party to any Tax sharing, indemnification or allocation agreement (other than pursuant to customary indemnification or reimbursement provisions in loans, leases and other commercial agreements no significant purpose of which is related to Taxes), or (ii) a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any Company Entity (x) has ever been a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (other than a group the common parent of which was the Company) or (y) has any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than pursuant to customary indemnification or reimbursement provisions in loans, leases and other commercial agreements no significant purpose of which is related to Taxes), or otherwise by operation of applicable Law.

(f) No Other Jurisdictions for Filing Tax Returns. Neither the Company nor any Company Entity is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or business operation in that other country. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Entity does not file Tax Returns that the Company or any Company Entity is or may be required to file a Tax Return in, or be subject to Tax by, that jurisdiction.

(g) Transfer Pricing. The prices for any property or services (or for the use of any property) provided by or to the Company or any Company Entity are arm’s length prices for purposes of the relevant transfer pricing Laws. Each of the Company and the Company Entities is in compliance in all material respects with all transfer pricing Laws in all jurisdictions in which any of them is required to comply with applicable transfer pricing Laws.

(h) Tax Shelters; Listed Transactions. Neither the Company nor any Company Entity has participated in any “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Laws.

(i) Withholding. Each of the Company and the Company Entities: (i) has complied with all applicable Laws relating to the payment, reporting and withholding of Taxes; and (ii) has withheld from Employee wages or compensation and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Laws.

(j) Change in Accounting Methods; Closing Agreements. Neither the Company nor any Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of: (i) any change in method of accounting made, or use of an improper method of accounting, prior to the Effective Time; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed prior to the Effective Time; (iii) any deferred intercompany gain or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) with respect to a transaction occurring prior to the Effective Time; (iv) any installment sale or open transaction disposition made prior to the Effective Time; or (v) any prepaid amount or deferred revenue received prior to the Effective Time.

(k) Tax Incentives. Each of the Company and the Company Entities is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other similar benefits, including a subsidy, concession, grant, allowance, or preferential treatment, received from or provided by a Governmental Entity, in each case in respect of Taxes (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax Incentive and neither the Company nor any Company Entity has received any written notice to the contrary or to its Knowledge is aware of any event that may result in repeal, cancellation, revocation, or return of any such Tax Incentive. The Company and each Company Entity have Made Available to Acquiror and its Affiliates copies of all material application forms, government authorities approval or certification documents possessed by the Company and the Company Entities relating to the validity of Tax Incentives enjoyed. The Company and the Company Entities are currently in compliance with the requirements for the Tax Incentives, and have been in compliance since such Tax Incentives were originally claimed by the Company and the Company Entities.

(l) Tax Accounting. Each of the Company and the Company Entities uses the accrual method of accounting for U.S. federal income Tax purposes.

(m) Rulings. No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Laws), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax authority with respect to the Company or any Company Entity which agreement or ruling would be effective after the Closing Date.

(n) Payroll Taxes. Neither the Company nor any Company Entity has applied for or received any credits of any payroll or employment Taxes described in the 2020 Tax Acts or similar COVID-relief measures under applicable Laws or has deferred, extended or delayed the payment of any payroll Taxes under the 2020 Tax Acts or similar COVID-relief measures under applicable Laws.

(o) Section 409A Matters.

(i) Each nonqualified deferred compensation plan (as such term is defined in Section 409A(d)(1) of the Code) with respect to a Person that is subject to U.S. federal income taxes has been at all times in documentary and operational compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder (“Section 409A”). To the extent required by Law, the Company or Company Entity, as applicable, has properly reported and/or withheld and remitted on amounts deferred under any such nonqualified deferred compensation plan subject to Section 409A of the Code. There is no Contract to which the Company, or a Company Entity is a party, including the provisions of this Agreement, covering any Employee, which individually or collectively could require the Company or any Company Entity to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under, or other costs incurred as a result of, Section 409A.

(ii) No Company Option or other stock right of the Company or any Company Entity (as defined in Treasury Regulation Section 1.409A-1(l)) granted to a Person subject to U.S. federal income taxes (A) has an exercise price that is or was less than the fair market value of the underlying equity as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (C) has been granted with respect to any stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), (D) has ever been accounted for other than fully in accordance with the Accounting Principles in the Company’s audited financial statements provided to Acquiror or (E) is intended to qualify as an incentive stock option as defined in Section 422 of the Code.

(p) Value Added Tax. Each of the Company and the Company Entities has collected all sales, use value-added, goods and services, harmonized sales and other similar indirect Taxes required to be collected, and has remitted such amounts to the appropriate Governmental Entity in compliance in all material respects with all applicable sales and use Tax Laws (or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents, in each case, in compliance with all applicable Tax Law).

(q) Tax Classification. The U.S. federal income tax classification, as of the Agreement Date and since formation, of each of the Company and the Company Entities is set forth in Section 3.9(q) of the Disclosure Schedule.

(r) International Business. Neither the Company nor any Company Entity has agreed to refrain from doing business with or in any country or with any individual or entity as a condition of doing business directly or indirectly within a country or with the government, a company or a national of a country or otherwise participated in an “international boycott” within the meaning of Section 999 of the Code (or any corresponding or similar provision of state, local or non-U.S. Laws).

(s) Gain Recognition Agreements. Neither the Company nor any Company Entity is the subject of any “gain recognition agreement” (within the meaning of Treasury Regulations Section 1.367(a)-8) entered into by a U.S. person in respect of such U.S. person’s transfer of stock or securities to the Company or such Company Entity where such U.S. person owns 5% or more of the Company or such Company Entity immediately after the transfer (by vote or value) as described in Treasury Regulations Section 1.367(a)-3(b).

(t) U.S. Presence. Neither the Company nor any Company Entity that is organized in a jurisdiction outside of the United States: (i) holds assets that constitute U.S. property within the meaning of Section 956 of the Code; or (ii) is or has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, is treated as a domestic corporation under Section 7874(b) of the Code or was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(u) Tax Attributes. Notwithstanding anything to the contrary contained herein, (i) none of the Company or any Company Entity makes any representation or warranty regarding the amount, value or condition of, or any limitation on, any Tax asset or attribute of any of the Company or Company Entities, including but not limited to net operating losses and research and development credits (each, a “Tax Attribute”), or the ability of Acquiror or any of its Affiliates (including the Company and Company Entities after the Closing) to utilize such Tax Attributes and (ii) nothing in this Section 3.9 (other than Sections 3.9(d), 3.9(e), 3.9(j), 3.9(m), 3.9(n), 3.9(o) and 3.9(q)) shall be construed as a representation, covenant or warranty with respect to any Tax positions that Acquiror or any of its Affiliates (including the Company and Company Entities after the Closing) may take in or in respect of any taxable period (or portion thereof) beginning after the Closing Date.

3.10 Real Property.

(a) Owned Real Property. Neither the Company nor any Company Entity owns or has ever owned any real property, nor is party to any agreement to purchase or sell any real property.

(b) Leased Real Property. Section 3.10(b) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any Company Entity or otherwise used or occupied by the Company or any Company Entity (the “Leased Real Property” or the “Real Property”). Section 3.10(b) of the Disclosure Schedule sets forth a list of all leases, lease guaranties and subleases relating to, and Contracts for the leasing, use or occupancy of, the Leased Real Property, including the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right, the aggregate annual rent amount payable thereunder and all amendments, terminations and modifications thereof (the “Company Leases”). The Company has Made Available true, correct and complete copies of all Company Leases. All such Company Leases are valid and effective in accordance with their respective terms against the Company (or a Company Entity, as applicable), and, to the Knowledge of the Company, the other parties thereto, subject to the Enforceability Limitations, and there is not, under any of such Company Leases, any existing material default or material amount of rent past due or material event of default (or event which with notice or lapse of time, or both, would constitute a material default) by the Company (or Company Entity, as applicable), and, to the Company’s Knowledge, the other parties thereto. Neither the Company nor any Company Entities have received any written, or, to Company’s Knowledge, other notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Company Lease, which has not been fully remedied and withdrawn. Neither the Company nor any Company Entity owes brokerage commissions or finders’ fees with respect to any such Real Property or would owe any such fees if any existing Company Lease were renewed pursuant to any renewal options contained in such Company Leases. Each of the buildings, structures and premises located on the Real Property is in reasonably good repair and operating condition, are maintained in a manner consistent with standards generally followed with respect to similar properties, are structurally sufficient in all material respects and are suitable in all material respects for the conduct of the business of the Company or Company Entity, as applicable, as presently conducted therein. The Company has not received any written notice from any insurance company of any defects or inadequacies in any Real Property or any part thereof which could materially and adversely affect the insurability of such Real Property or the premiums for the insurance thereof.

(c) To the Knowledge of the Company, no improvements on or uses of the Leased Real Property, violates in any material respect any restrictive covenants or easements affecting the Leased Real Property. There are no pending or, to the Company’s Knowledge, threatened special assessments or improvements or activities of any public or quasi-public body in process or completed which may give rise to any special assessment against any Real Property, or any portion thereof.

(d) There is no pending or, to the Company’s Knowledge, threatened condemnation or similar proceeding affecting any Real Property or any material portion thereof, and to the Company’s Knowledge, there is no such action currently contemplated.

3.11 Tangible Property. The Company or a Company Entity has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use by the Company and the Company Entities in their businesses, free and clear of any Liens, except (a) as reflected in the Current Balance Sheet, and (b) Permitted Liens. The material tangible property owned or leased by the Company or a Company Entity are (i) adequate for the conduct of the business of the Company and the Company Entities as currently conducted, and (ii) in good operating condition, subject to normal wear and tear. All Inventory is generally of a quality and quantity commercially usable or salable by the Company and the Company Entities in the ordinary course of business consistent with past practice. Other than Permitted Liens, there are no Liens on the Inventory. The Inventory is adequate in all material respects for the conduct of the business of the Company and the Company Entities as currently conducted and Inventory levels are adequate in all material respects for, and not in excess of, normal operating requirements. The Inventory has not been consigned to any Person who is not a Company Entity.

3.12 Intellectual Property; Privacy.

(a) Disclosures. The Disclosure Schedule identifies and describes:

(i) in Section 3.12(a)(i) of the Disclosure Schedule, each Company Product;

(ii) in Section 3.12(a)(ii) of the Disclosure Schedule, (A) each item of Company IPR that is Registered IP (“Company Registered IP”); (B) the jurisdiction in which such item of Company Registered IP has been registered or filed, the applicable application, registration or serial number and the applicable application, filing or registration date; (C) all current owners, registrants or assignees of such item; and (D) any renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Company Registered IP within 120 days after the Agreement Date;

(iii) in Section 3.12(a)(iii) of the Disclosure Schedule, each Inbound License, other than Contracts for (A) Open Source Licenses or Contracts primarily for granting rights or licenses with respect to Shrink-Wrap Software; (B) nondisclosure agreements entered in the ordinary course of business consistent with past practice that do not contain any licenses of IPR other than limited rights to use confidential information for the purposes expressly stated therein; and (C) non-exclusive licenses of IPR granted by Employees to the Company or any Company Entity that are on a Standard Form IP Contract without material deviation;

(iv) in Section 3.12(a)(iv) of the Disclosure Schedule, each Outbound License, other than (A) Contracts substantially in the form of the applicable Standard Form IP Contract without material modifications that have been entered into in the ordinary course of business; (B) nondisclosure agreements entered in the ordinary course of business consistent with past practice that do not contain any licenses of IPR other than limited rights to use confidential information for the purposes expressly stated therein; and (C) non-exclusive licenses of IPR granted to Employees that are on a Standard Form IP Contract without material deviation; and

(v) in Section 3.12(a)(v) of the Disclosure Schedule, each Contract providing for: (A) the sale, assignment or transfer by Company or any Company Entity of any IPR to another Person (other than non-exclusive licenses of IPR granted to other Persons in the ordinary course of business); (B) the sale, assignment or transfer of any IPR to Company or any Company Entity by another Person (other than non-exclusive licenses of IPR granted to other Persons in the ordinary course of business); or (C) joint ownership of IPR by Company or any Company Entity, and another Person.

(b) Right to Use; Ownership Free and Clear. The Company (and not any Company Entity) solely and exclusively owns all right, title and interest to and in the Company IP free and clear of any Liens (other than non-exclusive licenses to Company IP granted by the Company to its customers in connection with the distribution or sale of Company Products in the ordinary course of business). Neither the Company nor any Company Entity has exclusively licensed any IPR from any Person. Without limiting the generality of the foregoing:

(i) (A) each employee, officer, or director employed by the Company or a Company Entity who is or was involved in the invention, creation, development, design, authoring, modification, or reduction to practice (“Development”) has signed a valid and enforceable agreement containing an irrevocable assignment of all rights, title and interest in and to Intellectual Property created or developed by that Person to the Company or a Company Entity, a waiver of moral rights with respect to such Company IP, and confidentiality provisions protecting the Company IP substantially in form of the Company’s Standard Form IP Contract for employees (a copy of which has been Made Available (the “EPIA”)), (B) each consultant or independent contractor who is or was involved in the Development of any Company IP or other Intellectual Property that was Developed for the Company or any Company Entity has signed a valid and enforceable agreement containing an irrevocable assignment of all rights, title and interest in and to such Intellectual Property substantially in form of the Company’s Standard Form IP Contract for consultants or independent contractors (a copy of which has been Made Available (together with the EPIA, the “Proprietary Information Agreements”)), as the case may be, that provides for the Company to have complete and exclusive ownership of such Company IP, and (C) all Development of Company IP was undertaken by the Company’s (x) employees acting within the scope of their employment, and (y) current or former consultants and independent contractors acting within the scope of their engagement;

(ii) no Employee has excluded from assignment to the Company or any Company Entity, or otherwise reserved or retained, pursuant to any written Contract with the Company or any Company Entity, any rights in or to, any IPR incorporated into or used in connection with any Company Product or the business of the Company or any Company entity (excluding where an Employee has granted the Company a perpetual, irrevocable, non-exclusive, royalty-free right and license to that Employee’s background IPR incorporated into or used in connection with any Company Product or the business of the Company or any Company Entity);

(iii) no funding, facilities or personnel of any Governmental Entity or of any university, college, other educational institution, or research center were used to develop or create any Company IP;

(iv) neither the Company nor any Company Entity has permitted the rights of the Company or any Company Entity in any IPR that is or was Company IPR that is material to the business of the Company or any Company Entity to enter into the public domain, or to be abandoned or lapsed;

(v) no Company IP is subject to any court proceeding or outstanding decree, order, judgment or settlement agreement, or stipulation in connection with a court proceeding that restricts in any manner the use, transfer or licensing thereof by the Company or any Company Entity;

(vi) neither the Company nor any Company Entity has assigned or otherwise transferred ownership of or granted an exclusive license with respect to, or agreed to assign or otherwise transfer ownership of or grant an exclusive license with respect to, any IPR that is or was Company IPR; and

(vii) all Company IP is (and following the Closing will be) fully transferable, alienable and licensable by the Company or any Company Entity (or the Surviving Company) without restriction and without payment of any kind to any third party and shall be available for use by the Company (or the Surviving Company) and any Company Entity immediately after the Closing Date on substantially identical terms and conditions to those under which the Company or the applicable Company Entity owned or used the Company IP prior to the Closing Date.

(c) Valid and Enforceable. Each item of Company Registered IP is subsisting and enforceable and, to the Company’s Knowledge, valid, and, to the Company’s Knowledge, there are no facts or circumstances that would render any Company Registered IP invalid or unenforceable. All filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. Neither the Company nor any Company Entity has claimed “small entity” status or misrepresented, or knowingly failed to disclose, any facts or circumstances in any application or proceedings for Company Registered IP that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Company Registered IP.

(d) Government Rights. There is no prohibition or restriction by any Governmental Entity on the use of the Company IPR. No rights have been granted to any Governmental Entity with respect to any Company Products, or under any Company IP.

(e) Effects of This Transaction. None of the execution, delivery or performance of this Agreement or any Related Agreement to which the Company or any Company Entity is a party, or the consummation of any of the transactions contemplated hereby or thereby will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) the release, disclosure or delivery of any Company IP or any Source Code that is authored by the Company or that is Company IP (“Company Source Code”) or is to any Company Products, by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Intellectual Property of Acquiror or any of its Affiliates; or (iv) any material increase in royalties or other payments due from the Company or any Company Entity under any Contract or diminish or decrease any royalties or other payments to which the Company or any Company Entity would otherwise be entitled under any Contract.

(f) No Third Party Infringement of Company IP. To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IPR. Neither the Company not any Company Entity has brought any actions or lawsuits or made any written or unwritten claim against any Person alleging infringement, misappropriation or other violation of any Company IP.

(g) No Infringement of Third Party IP Rights. The conduct of the business of the Company and each Company Entity as previously conducted and as currently conducted, including the design, development, use, promotion, marketing, provision, delivery, distribution, offering, sale, support, making available, and licensing out of any Company Product, (i) has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate, any IPR of any other Person, and (ii) has not constituted, and does not constitute, unfair competition or trade practices under the Laws of any jurisdiction. Without limiting the generality of the foregoing: (x) no infringement, misappropriation or similar Action, or any Action alleging unfair competition or trade practices, is pending or has been threatened in writing against the Company or any Company Entity or, to the Knowledge of the Company, against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Company Entity with respect to such Action; and (y) neither the Company nor any Company Entity has received written notice from any Person (A) claiming any infringement, misappropriation or other violation by the Company or any Company Entity of any IPR of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction nor, to the Company’s Knowledge, is there any basis therefor, or (B) inviting the Company or any Company Entity to license any IPR of another Person.

(h) Contaminants; Vulnerabilities; Spyware or Malware. None of the Company Products or Systems contain any Contaminants, or any bug, vulnerability, defect, or error that could materially adversely affect their availability, performance, security, and integrity. The Company and each Company Entity uses commercially reasonable, but no less than industry standard, measures to prevent the introduction of Contaminants and bugs, vulnerabilities, defects and errors into the Company Products. None of the Company Products or Systems performs the following functions, without the knowledge and consent of the owner or user of an affected system, network, or device: (i) collects data stored on or transmitted by the system, network, or device; (ii) interferes with the owner’s or an authorized user’s control of the system, network, or device; (iii) changes or interferes with settings or preferences of, or commands installed or stored on, the system, network, or device without the knowledge of the owner or an authorized user of the system, network, or device; (iv) changes or interferes with data that is stored on or transmitted by the system, network, or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the system, network, or device; (v) causes the system or device to communicate with another system or device without the authorization of the owner or an authorized user of the system or device; or (vi) installs a computer program or code that may be activated without the knowledge of the owner or an authorized user of the system, network, or device.

(i) Use of Open Source Code.

(i) Section 3.12(i)(i) of the Disclosure Schedule completely and accurately identifies and describes: (A) each item of Open Source Software that is linked to, incorporated into, or distributed with any Company Product, or from which any part of any Company Product is derived; (B) the applicable Open Source License for such item of Open Source Software; (C) the Company Product to which each such item of Open Source Software relates; (D) whether (and, if so, how) such item was modified and/or distributed by the Company or any Company Entity; and (E) whether (and if so, how) such item was incorporated into or linked to any Company Product.

(ii) Neither the Company nor any Company Entity has used, modified, or distributed any Open Source Software in a manner that: (A) requires (or conditions the use or distribution of such Open Source Software on) the disclosure, licensing or distribution of any material Company IP; (B) imposes any restriction on the consideration to be charged for the distribution of any Company Technology; (C) grants to any third party any rights or immunities under any Company IPR; or (D) imposes any other limitation, restriction or condition on the right or ability of the Company or any Company Entity to use, license or distribute any Company IP. The Company and each Company Entity has complied with all of the terms and conditions of each applicable Open Source License, including all requirements pertaining to attribution and copyright notices. No Technology authored by or for the Company or any Company Entity is subject to or has been licensed or made available under the terms of any Open Source License or contributed to any open source project.

(j) Confidential Information. The Company and each Company Entity has taken reasonable steps to protect Confidential Information, and there has been no loss of or unauthorized disclosure of or, to the Company’s Knowledge, access to any Confidential Information in the possession or control of the Company or any Company Entity or, to the Company’s Knowledge, in the possession or control of any other Person. No Confidential Information has been authorized to be disclosed, or has been actually disclosed, by the Company or any Company Entity to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Confidential Information that is, where applicable, consistent with the Company’s or the applicable Company Entity’s Contractual or other restrictions with respect to the applicable Confidential Information.

(k) Standards Organizations. Neither the Company nor any Company Entity is currently or has been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any Company Entity to grant or offer to any other Person any license or right to any Company IP (or that could, following the Merger, require or obligate Acquiror or any of its Affiliates to grant or offer to any other Person any license or right to any Technology or IPR of Acquiror or such Affiliate).

(l) Company Source Code. Neither the Company, any Company Entity, nor any other Person acting on its or their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or deposited or agreed to deposit with any escrow agent or other Person, any Company Source Code, other than disclosures to Employees of the Company or a Company Entity bound by a Proprietary Information Agreement. No Person other than an Employee bound by a Proprietary Information Agreement has accessed or obtained any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to result in the disclosure or delivery of any Company Source Code to any Person (including escrow agents) other than an Employee bound by a Proprietary Information Agreement.

(m) Social Media. Section 3.12(m) of the Disclosure Schedule sets forth, as of the Agreement Date: (i) a true, correct and complete list of all Social Media Accounts that the Company or any Company Entity uses, operates or maintains in connection with marketing or promoting the Company, any Company Entity, or any Company Products; and (ii) for each such Social Media Account, any account name(s), user name(s), nickname(s), display name(s), handle(s), and other identifiers registered or used by or for the Company or any Company Entity with respect to such Social Media Account (collectively, “Social Media Account Names”). All use of the Social Media Accounts materially complies with (a) all terms and conditions, terms of use, terms of service and other Contracts applicable to such Social Media Accounts and (b) applicable Law.

(n) Systems. All Systems are in good working condition and are sufficient for the operation of the business of the Company and the Company Entities. The Company and the Company Entities have obtained, possess, and are in compliance with valid licenses or other valid and appropriate grants of rights to use all of the Technology present on the Systems and other Technology-enabled electronic devices or hardware that is used by the Company or any Company Entity or its employees in connection with the business of the Company or any of the Company Entities.

(o) Data Processing and Privacy.

(i) The Company, each Company Entity, the Company Technology, and, to the Knowledge of the Company, all third parties performing services for the Company or any Company Entity (in the case of such third parties, relating to the Company or any Company Entity) comply, and have at all times complied, in all material respects with all applicable Data Processing Obligations. All material notices, consents, rights, and authorizations required under Data Processing Obligations to Process Company Data as Processed by or for the Company or any Company Entity have at all applicable times been, as applicable, provided, obtained, and maintained by or for the Company and the Company Entities.

(ii) All written Data Processing Policies effective during the prior four (4) years have been Made Available. With respect to each Person performing services for the Company or any Company Entity and permitted to access or otherwise Process Company Data, such Person has agreed to (A) implement reasonable means, appropriate to the nature of such Company Data, for protecting such Company Data from unauthorized access and other Processing and (B) comply in all material respects with applicable Data Processing Obligations. The execution and delivery of this Agreement and any Related Agreement, the consummation of the transactions contemplated hereby and thereby, and the disclosure and transfer of Company Data to Acquiror, any subsidiary of Acquiror or the Surviving Company will not result in any material breach or violation of any Data Processing Obligation. There is no, and has been no, Action against or to the Company or any Company Entity, or, to the Knowledge of the Company, any of their customers (in the case of customers, to the extent relating to the Company or any Company Entity) by any Governmental Entity or other Person relating to (A) the Processing of Company Data, privacy, data protection, or security or (B) the confidentiality, availability, or integrity of any System, Company Product or Company Data.

(p) Security Measures. The Company and each Company Entity has at all times implemented, maintained, and monitored reasonable and appropriate plans, policies, and measures (including with respect to technical, administrative, and physical security) to preserve and protect the confidentiality, availability, security, and integrity of all Systems, Company Products, and Company Data. The Company’s and each Company Entity’s security plans, policies, and measures comply, and at all times have complied, in all material respects with all applicable Data Processing Obligations. The Company and each Company Entity has implemented and maintained reasonable and appropriate disaster recovery and business continuity plans, procedures and facilities for its business and all Systems, Company Products, and Company Data. The Company and each Company Entity has remediated all material privacy, data protection, and security gaps and vulnerabilities identified by or to the Company or any Company Entity, including in any review or assessment conducted by or for the Company or any Company Entity. There has been no breach, security incident, or successful ransomware, denial of access, or denial of service attack, hacking, or similar event with respect to any System, Company Product, or Company Data, nor any unauthorized access to, or acquisition or other Processing of, Company Data (each, a “Security Incident”). Neither the Company or any Company Entity has notified, nor been required under any Data Processing Obligation to notify, any Governmental Entity or any other Person of any Security Incident.

(q) Warranties.

(i) Company has Made Available complete and accurate copies of standard forms of Warranty offered by the Company or any Company Entity to customers with respect to each Company Product.

(ii) There are no Warranty claims pending or, to Knowledge of the Company, threatened against Company or any Company Entity which would reasonably be expected, individually or in the aggregate, to be material to the Company or any Company Entity. Neither Company nor any Company Entity has experienced a level of warranty claims with respect to any Company Product that is materially in excess of what would be reasonably expected in the ordinary course of business.

3.13 Material Contracts.

(a) Section 3.13(a) of the Disclosure Schedule identifies, as of the Agreement Date, in each subpart that corresponds to the subsection listed below, any Contract, (x) to which the Company or any Company Entity is a party or (y) by which the Company, any Company Entity or any of its assets is bound or under which the Company or any Company Entity has any obligation:

(i) (x) that is with a Top Customer or (y) that is an Outbound License required to be disclosed on Section 3.12(a)(iv) of the Disclosure Schedule;

(ii) that is with a Top Supplier;

(iii) pursuant to which (A) the Company or any Company Entity has been appointed a reseller, distributor, referral agent, OEM or independent software vendor of any products or services of any other Person, or (B) the Company or any Company Entity has appointed another party as a reseller, distributor, promoter, marketer, OEM or independent software vendor of any Company Product;

(iv) pursuant to which (A) the Company or any Company Entity is bound to or has committed to provide any Company Product, Company IP, or any other services to any third party on a most favored nation basis or similar terms, or imposing on any Company or any Company Entity any minimum or required purchase or volume commitment or minimum or required capacity or productivity commitments or (B) the Company or any Company Entity is bound to, or has committed to provide or license, any Company Product or Company IP to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(v) imposing any restriction or material limitation on the right or ability of the Company or any Company Entity or any of their Affiliates (including Acquiror or any of its Affiliates after the Closing), to (A) engage in any aspect of its business in any material respect; (B) compete with any other Person or to engage in any line of business, market or geographic area, or to sell, license, manufacture or otherwise distribute any of its technology or products, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; (C) acquire or license any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell or license any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (D) develop, license or distribute any Technology;

(vi) that is or contains a data processing agreement, business associate agreement, or other Contract relating primarily to privacy, data protection, or data security obligations, in connection with the Processing of Company Data;

(vii) relating to the development of any Technology (A) independently or jointly, by the Company or any Company Entity for any other Person, or (B) for the Company or any Company Entity, or the provision of consulting, development, sales or any other services to the Company or any Company Entity, in each case, by any other Person, but other than agreements in the form of the applicable Proprietary Information Agreement without material modifications;

(viii) relating to the escrow of any Company IP;

(ix) that is a collectively bargained agreement or other Contract or arrangement (each a “Labor Agreement”) with any union, works council, trade union, employee representatives, personnel delegates or similar labor relations entity, labor organization or group of employees (each, a “Labor Entity”);

(x) that is an agreement with any current independent third party contractor, developer, consultant, or advisor of the Company or any Company Entity who is or was involved in the Development of any Company IP or other Intellectual Property that was Developed for the Company or any Company Entity, other than (i) any employment or services agreement providing no requirement for a termination notice period beyond thirty (30) days, severance or other post-termination benefits (other than benefits continuation coverage required by Law), and (ii) agreements in the form of the applicable Proprietary Information Agreement without material modification;

(xi) that is a Company Lease;

(xii) relating to capital expenditures and involving future payments in respect of capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate (over a twelve (12) month period);

(xiii) relating to the settlement of any Action;

(xiv) relating to any past, present, or future disposition or acquisition of (A) any material assets outside of the ordinary course of business or (B) any Equity Interest in any Person or other business enterprise, in each case pursuant to which the Company or any Company Entity has any outstanding or continuing obligations;

(xv) relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien (other than Permitted Liens) with respect to any asset of the Company or any Company Entity, or involving or incorporating any guaranty, pledge, performance or completion bond, or surety arrangement;

(xvi) (x) creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities or (y) requiring the payment of royalties by Company or any Company Entity to another Person;

(xvii) relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party;

(xviii) that is an intercompany Contract;

(xix) that is with a Governmental Entity, or constitutes or relates to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity; or

(xx) that is with any investment banker, broker or financial advisor retained by the Company or any Company Entity in connection with this Agreement and the transactions contemplated hereby.

(b) Each Contract (x) required to be set forth in Section 3.13 of the Disclosure Schedule in order to make the applicable representation or warranty true, correct, and complete or (y) entered into from and after the Agreement Date that would have been required to be set forth in Section 3.13 of the Disclosure Schedule in order to make the applicable representation or warranty true, correct, and complete had such Contract been entered into prior to the Agreement Date is referred to herein as a “Material Contract”. The Company has Made Available true, correct and complete copies of all written Material Contracts, including all amendments thereto, and written descriptions of all oral Material Contracts, if any. Each Material Contract is valid and in full force and effect and is enforceable against the Company or the applicable Company Entity and, to the Company’s Knowledge, each other party thereto, in accordance with its terms, subject to the Enforceability Limitations. Neither the Company nor any Company Entity has materially violated or breached, or committed any default under, any Material Contract and, to the Company’s Knowledge, no other Person that is party to a Material Contract has materially violated or breached, or committed any default under, such Material Contract. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any material remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or materially modify any Material Contract. Neither the Company nor any Company Entity has received any written notice (or, to the Knowledge of the Company, other) regarding any actual or alleged violation or breach of, or default under, any Material Contract. Neither the Company nor any Company Entity has waived any of its material rights under any Material Contract. No Person has threatened the Company or any Company Entity in writing (or, to the Knowledge of the Company, other) to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract). No Person a right pursuant to the terms of any Material Contract to renegotiate (excluding, for the avoidance of doubt, rights to advance notice prior to certain rights, actions or events taking effect under a Material Contract), and, to the Knowledge of the Company, no Person is renegotiating or has expressed an intention to renegotiation any amount paid or payable to the Company or any Company Entity under any Material Contract or any other material term or provision of any Material Contract.

3.14 Employee Benefit Plans.

(a) Schedule. Section 3.14(a) of the Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan. Neither the Company nor any Company Entity has made any legally-binding plan or commitment to establish or enter into any new Company Employee Plan or to amend or modify any Company Employee Plan (except to the extent required by Law, as previously disclosed to Acquiror in writing, or as required by this Agreement).

(b) Documents. The Company has Made Available, to the extent applicable, with respect to each Company Employee Plan: (i) correct and complete copies of all documents embodying each Company Employee Plan including all amendments thereto and all related trust documents or other funding arrangements, (ii) all written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (iii) all material communications to any Employee or Employees relating to any Company Employee Plan, (iv) all material correspondence to or from any governmental agency relating to any Company Employee Plan, (v) all non-discrimination tests for each Company Employee Plan for the three most recent plan years and (vi) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets.

(c) Employee Plan Compliance. Each Company Employee Plan has been established and maintained, in all material respects, in accordance with its terms and all Laws. There are no material Actions pending or threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no Actions or investigations pending or threatened by any Governmental Entity with respect to any Company Employee Plan. All benefits, contributions and other payments (including, but not limited to, insurance premiums) relating to each Company Employee Plan, have been timely paid when due in accordance with the terms of such Company Employee Plan, and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with applicable accounting principles.

(d) Certain Plans. No Company Employee Plan is (i) subject to Title I, III or IV of ERISA, Section 401(a) or 412 of the Code, or Section 302 of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), (iii) a funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (v) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). No ERISA Affiliate has any current Liability with respect to any employee benefit plan that is or was within the past six years subject to Title IV of ERISA or Sections 412 or 430 of the Code.

(e) No Self-Insured Plan. No Company Employee Plan providing health care benefits is self-insured (disregarding for this purpose any stop-loss policy or contract).

(f) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by applicable Law.

(g) International Employee Plans. Each International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all Laws that are applicable to such International Employee Plan. If required to be funded, book-reserved or secured by an insurance policy, each International Employee Plan is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Law. To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Entities.

(h) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the Merger or other transactions contemplated under the Agreement (alone or in connection with additional or subsequent events) will (i) result in any payment or benefit (including severance, change in control, golden parachute, bonus or otherwise) becoming due to any Employee, (ii) result in any forgiveness of Indebtedness of any Employee, (iii) materially increase any payments or benefits otherwise payable or to be provided by the Company or any Company Entity, (iv) result in the acceleration of the time of payment or vesting of any such payments or benefits, (v) result in the funding or acceleration of or increase in funding, with respect to any such payments or benefits, (vi) limit the rights of the Company or any Company Entity to amend, modify, suspend, merge or terminate any Company Employee Plan or related trust, or (vii) increase the cost to the Company or any Company Entity.

(i) 280G Matters. There is no agreement, plan, arrangement or other Contract covering any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. No “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) is entitled to any payment of any tax “gross-up” or similar “make-whole” payments from the Company or any Company Entity, including as a result of excise taxes which could become payable under Section 280G of the Code or Section 4999 of the Code.

3.15 Employment Matters.

(a) The Company has Made Available an accurate and complete table entitled “Schedule 3.15(a)” setting forth (i) the name, (ii) hiring date, (iii) title, (iv) status (full-time or part-time employee status), (v) work location, (vi) basis for work authorization (citizenship or immigration status, including visa information, if applicable), (vii) annual salary or applicable base wages, (viii) exemption status under the Fair Labor Standards Act and applicable state law, (ix) 2023 commission and bonus opportunities (target and maximum), (x) any leave status and applicable return to work date, and (xi) accrued but unpaid vacation, of each current employee of the Company and each Company Entity as of the Agreement Date. To the Knowledge of the Company, no Key Employee, Grade A Employee, or Grade B Employee intends to terminate his or her employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement.

(b) The Company has Made Available (x) an accurate and complete table entitled “Schedule 3.15(b)” of all Persons that have a current or future contracting, consulting, advisory, or similar relationship with the Company or any Company Entity (including, for the avoidance of doubt, any workers leased, seconded, or outsourced from another entity) including (i) the name of such service provider, (ii) termination date (if any), (iii) a description of services, (iv) any pay arrangement or other compensation for services, and (v) the location of services, and (y) an accurate and complete copy of each Contract with each such Person under which the Company or any Company Entity has any ongoing obligation or Liability.

(c) Compliance with Employment Laws. The Company and each Company Entity is, and has been since the Look-Back Date, in compliance, in all material respects, with all Laws and any applicable Labor Agreement respecting employment, employment practices, terms and conditions of employment, collective bargaining, worker classification (including the proper classification of workers as independent contractors or consultants and classification of employees as exempt or non-exempt under applicable Laws), Tax declaration and withholding, withholding and payment, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, leave of absence, affirmative action, workers’ compensation, disability rights or benefits, employee privacy, immigration, work permit and resident permit for foreign employees (where applicable), occupational safety and health, wages (including overtime wages), compensation, and hours of work. Except as would not be expected to result in material liability, the Company and each Company Entity: (i) has withheld and reported all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not delinquent in payment of or otherwise liable for any arrears of wages, compensation, severance pay, bonuses, commissions, reimbursements, Social Insurances or any other compensation or other amounts payable to Employees or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice, or otherwise required by applicable Laws). There are no Actions pending or, to the Company’s Knowledge, threatened against the Company or any Company Entity or any of their Employees (or applicant for employment) relating to any Employee, applicant for employment, employee Contract or Company Employee Plan. Except for pending claims for benefits, there are no pending or, to the Company’s Knowledge, threatened Actions against the Company or any Company trustee under any worker’s compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other Contract or Order with any federal, state, or local agency or Governmental Entity with respect to employment practices. Except as would not be material, neither the Company or any Company Entity has direct or indirect liability with respect to (x) any misclassification of any Employee currently or formerly as an independent contractor, consultant, advisor, or similar service provider rather than as an employee, (y) any Employee leased from another employer, or (z) any misclassification of any Employee currently or formerly classified as exempt from overtime wages.

(d) Labor. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company or any Company Entity is pending threatened, or reasonably anticipated. The Company has no Knowledge of any pending activities or proceedings of any Labor Entity to organize any Employees. Neither the Company nor any Company Entity has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Law. The Company and each Company Entity is not presently, nor have they been in the past, a party to, or bound by, any Labor Agreement with respect to Employees and no such agreement is being negotiated by the Company or any Company Entity.

(e) No Interference or Conflict. To the Knowledge of the Company, no current Employee is obligated under any Contract, subject to any Order of any Governmental Entity that would materially interfere with such Person’s efforts to promote the interests of the Company or any Company Entity or that would materially interfere with the business of the Company or any Company Entity.

(f) COVID-19. The Company and each Company Entity has complied in all material respects with all applicable Laws regarding COVID-19, including all applicable federal, state and local orders (whether in the United States or any other jurisdiction) regarding shelters-in-place or similar orders, and all guidance published by a Governmental Entity concerning workplace and employee health and safety practices, and has taken commercially reasonable precautions regarding the health and safety of their Employees.

(g) Misconduct. No written (or to the Knowledge of the Company other) allegations of sexual harassment, other sexual misconduct or race, sex or gender discrimination, or retaliation have been made by or on behalf of (i) an Employee or a Governmental Entity to the Company or any Company Entity against the Company, any Company Entity or any Employee, or (ii) to the Knowledge of the Company, an Employee to any Governmental Entity against the Company, any Company Entity, or any Employee. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any claim of sexual harassment, other sexual misconduct or race, sex or gender discrimination, or retaliation against the Company, any Company Entity, or any Employee. Neither the Company nor any Company Entity has entered into any settlement agreements regarding any allegations of sexual harassment, other sexual misconduct or race, sex, or gender discrimination or retaliation.

3.16 Governmental Authorizations. Each consent, license, permit, franchise, grant or other authorization or approval (a) pursuant to which the Company or any Company Entity operates or holds any interest in any of its respective properties, or (b) which is required for the operation of the Company’s or any Company Entity’s business as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and each Company Entity to operate or conduct its businesses as currently conducted and none of the Company Authorizations is subject to any term, provision, condition or limitation which may materially and adversely change or terminate such Company Authorizations by virtue of the completion of the Merger. The Company and each Company Entity has been and is in compliance in all material respects with the terms and conditions of the Company Authorizations. Neither the Company nor any Company Entity has received any written (or to the Knowledge of the Company other) notice of any breach, violation, or default under or with respect to any Company Authorization.

3.17 Litigation. Since the Look-Back Date there has been no, (a) material Action of any nature pending or, to the Company’s Knowledge, threatened against the Company or any Company Entity, any of their properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such), or (b) governmental inquiry or investigation pending or, to the Company’s Knowledge, threatened against the Company or any Company Entity, any of their properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such). There is no Action by the Company or any Company Entity pending or threatened against any other Person.

3.18 Insurance. Section 3.18 of the Disclosure Schedule lists, as of the Agreement Date, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and any Company Entity, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any Company Entity that is pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been timely paid (or if installment payments are due, will be timely paid if incurred prior to the Closing Date), and neither the Company nor any Company Entity are otherwise not in compliance in all material respects with the terms of such policies and bonds. To the Knowledge of the Company, there has been no threatened termination of, or threatened premium increase with respect to, any of such policies. None of the Company, any Company Entity nor any of their respective Affiliates have ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

3.19 Compliance with Laws.

(a) General. The Company and each Company Entity has at all times since the Look-Back Date complied with and is currently in compliance, in each case in all material respects, with any Law to which the Company, any Company Entity or any of the properties, assets or business activities of the Company or any Company Entity are subject. Since the Look-Back Date, neither the Company nor any Company Entity has received any written (or, to the Knowledge of the Company, other) notice of any actual or potential noncompliance with any applicable Law by the Company or any Company Entity.

(b) Export Control and Laws. The Company and each Company Entity has at all times in the past five years conducted its import, export, re-export and in-country transactions in compliance in all material respects with all applicable import/export and other applicable Laws governing international trade, including those under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120- 130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable applicable export and import Laws outside the United States for each country where the Company and each Company Entity conducts business (collectively, “Trade Laws”). Without limiting the foregoing, (i) the Company and each Company Entity have obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import, re-export and transfer of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each Company Entity is in compliance in all material respects with the terms of all applicable Export Approvals; (iii) the Company and each Company Entity have never, directly or indirectly, sold, exported, reexported, transferred or provided any products, software, services or technology to any destination, entity, or person in Cuba, Iran, North Korea, Syria, or the Donetsk People’s Republic, the Luhansk People’s Republic, or the Crimea Region of Ukraine or to a Restricted Person in violation of applicable Trade Laws, (iv) there are no pending or written threatened (or to the Knowledge of the Company, other) Actions against the Company or any Company Entity with respect to such Export Approvals or Trade Laws, and (v) no Export Approvals for the transfer of export licenses to Acquiror or the Surviving Company are required, or if required, such Export Approvals can be obtained expeditiously. Section 3.19(b) of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s or any Company Entity’s products, services, software and technologies.

(c) Sanctions. Neither the Company, any Company Entity, nor any director, officer, employee or, agent, affiliate or other person associated with or acting on behalf of the Company or any Company Entity, or, to the Company’s Knowledge, any direct or beneficial holder of Company Securities: (i) is, or is owned or controlled by one or more individuals or entities that are, currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the European Union, His Majesty’s Treasury, the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”), nor located, organized, or resident in a country or territory that is the subject or target of Sanctions including, without limitation, Cuba, Iran, North Korea, Syria, and sanctioned regions of Ukraine (currently including Crimea, Donetsk People’s Republic, Luhansk People’s Republic, Kherson, and Zaporizhzhia); or (ii) has conducted any unauthorized activities in or business with any individual or entity, or in any country or territory, that, at the time of such activities or business, is the subject or the target of applicable Sanctions or are otherwise in violation of applicable Sanctions.

(d) Anti-Corruption. The Company, each Company Entity and their respective Affiliates (including, any of their officers, directors, employees, agents or other Persons acting on their behalf) have at all times been, and are currently, fully in compliance with all applicable Anti-Corruption Laws. The Company and its Affiliates (including any of their officers, directors, employees, agents or other Persons acting on their behalf) have not, directly or indirectly, used any funds for unlawful contributions, gifts, services of value, entertainment or other unlawful expenses, or made, offered, authorized, or promised to make or requested, agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause them to be in violation of any applicable Anti-Corruption Laws. None of the Company or its Affiliates (including any of their officers, directors, employees, agents or other Persons acting on their behalf) have offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to a Governmental Official, or to any Person acting in an official capacity for or on behalf of any Governmental Entity, for purposes of (i) influencing any act or decision of any Person, or such Governmental Official in their official capacity, (ii) inducing any Person or such Governmental Official to do or omit to do any act in violation of their lawful duty, (iii) securing an improper advantage or (iv) inducing such Person or Governmental Official to use their influence improperly, including with a Governmental Entity, to affect or influence any act or decision, including of such Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. The Company and its Affiliates have established and maintain compliance programs and reasonable internal controls and procedures and written policies to ensure the Company and its Affiliates (including any of their officers, directors, employees, agents or other Persons acting on their behalf) do not violate applicable Anti-Corruption Laws. No officer, director, employee or holder of financial interest in the Company or its Affiliates is currently a Governmental Official. None of the Company and its Affiliates (including their officers, directors, employees, agents or other Persons or acting on their behalf) have ever employed or retained any Governmental Official as a consultant or advisor in connection with the business of the Company or its Affiliates. Neither the Company nor its Affiliates have ever received an allegation, whistleblower complaint, or conducted any investigation regarding Anti-Corruption Laws. There are no current, pending or threatened Actions against the Company or any of its Affiliates (including any director, officer, employee, agent or other Person acting on their behalf) with respect to applicable Anti-Corruption Laws, nor, to the Knowledge of the Company, is there any reasonable basis therefor.

(e) Environmental. The Company and each Company Entity is and has been in compliance in all material respects with all Environmental Laws. The Company and each Company Entity hold all Company Authorizations required under Environmental Law to occupy the Real Property and to conduct the business as it is presently being operated (the “Environmental Permits”), all such Environmental Permits are in full force and effect, and there are no proceedings pending or, to the Knowledge of the Company, threatened, to revoke, cancel or materially modify the terms of any such Environmental Permits. No Action is pending or, to the Knowledge of the Company, threatened, that alleges a material breach, violation or liability under Environmental Laws or that relates to the presence, release or exposure to Hazardous Materials. The Company and each Company Entity has not manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no property is contaminated with any such Hazardous Material, in each case in a manner that would result in material liability to the Company or any Company Entity pursuant to any Environmental Law. Except as may be provided under the Company Leases, neither the Company nor any Company Entity has retained or assumed, either contractually or by operation of Law, any Liabilities or obligations of any other Person arising under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company or any Company Entity or any of the Company’s or any Company Entity’s facilities.

3.20 Suppliers and Customers.

(a) Section 3.20(a) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top twenty (20) suppliers or vendors of the Company and the Company Entities (taken together), based on aggregate amounts paid or payable by the Company or any Company Entity, whether of products, services, Intellectual Property or otherwise, sorted by and listing dollar volume of sales and purchases, respectively, for each of the twelve (12)-month periods ended March 31, 2022 and March 31, 2023 (each such Person, together with their respective Affiliates, a “Top Supplier”). Neither the Company nor any Company Entity has received written (or, to the Knowledge of the Company, other) notice that any Top Supplier (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or any Company Entity (whether related to volume, payment, price or otherwise) for any reason, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply or support products or services to or for the Company or any Company Entity in quantities and manner substantially consistent with past practice.

(b) Section 3.20(b) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top five (5) customers, distributors, resellers or licensees of, or other recipients of grants of rights with respect to, Company Products, sorted by and listing recognized revenue in connection with such Persons for each of the twelve (12)-month periods ended March 31, 2022 and March 31, 2023, but excluding lessors or sublessors under Company Leases (each such Person, together with their respective Affiliates, a “Top Customer”). Neither the Company nor any Company Entity has received written (or, to the Knowledge of the Company, other) notice that any Top Customer (i) intends to or in fact did cancel, terminate, or otherwise materially and adversely modify its relationship with the Company or any Company Entity (whether related to volume, payment, price or otherwise) for any reason, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable or unwilling to purchase or pay for Company Products from the Company or any Company Entity in quantities and manner consistent with past practice.

3.21 Interested Party Transactions.

(a) No officer, director or any other Shareholder (nor, to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership, corporation or other entity in which any of such Persons has an interest) (each, an “Interested Party”), has, directly or indirectly, any interest in any Person party to, or is a party to, any Contract to which the Company or any Company Entity is a party, other than (i) ordinary course Company Employee Plans that have been Made Available and (ii) agreements between Acquiror and the Company or any Company Entity; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 3.21(a).

(b) All Material Contracts and all transactions pursuant to which any Interested Party has purchased any services, products, or Intellectual Property from, or sold or furnished any Intellectual Property to, the Company or any Company Entity have been on an arms-length basis on terms no less favorable to the Company or any Company Entity than would be available from an unaffiliated party.

(c) To the Knowledge of the Company, there are no Contracts with regard to contribution or indemnification between or among any of the Securityholders.

3.22 Minute Books. The minute books of the Company and each Company Entity, as of the Agreement Date, that have been Made Available are complete and up-to-date and have been maintained in accordance with sound and prudent business practice. The minutes of the Company and each Company Entity contain, in all material respects, true, correct and complete records of all actions taken, all written consents executed, and summaries of all meetings held, by the respective shareholders and the board of directors of the Company and each Company Entity (and any committees thereof) since December 31, 2020, as the case may be.

3.23 Certain Third Party Expenses. Neither the Company nor any Company Entity has incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to financial advisory, investment banking or other similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Acquiror, the Surviving Company or any of their respective subsidiaries incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any Company Entity.

3.24 Banking Relationships. Section 3.24 of the Disclosure Schedule sets forth a complete and accurate list, as of the Agreement Date, of all (a) bank accounts or safe deposit boxes under the control or for the benefit of the Company, and (b) the names of all Persons authorized to draw on or have access to such accounts and safe deposit boxes.

3.25 No Other Representations and Warranties. Except as expressly set forth in this Agreement or any Related Agreement, none of the Company, any Company Entity, any Securityholder or any other Person is making, and each such Person hereby expressly disclaims, any representation or warranty, express or implied, as to the Company or any other Company Entity or any of their assets, liabilities, operations or businesses (including any warranties of merchantability or fitness for a particular purpose), including any information, documents, projections, forecasts or other material made available to Acquiror, any Affiliate of Acquiror or any of their respective Representatives in any virtual data room, management presentations or in any other form in expectation of, the transactions contemplated by this Agreement or any of the Related Agreements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub hereby represent and warrant to the Company as of the Agreement Date and as of the Closing Date as follows:

4.1 Organization and Standing. Acquiror is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a BVI business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Acquiror has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. Acquiror and Merger Sub are duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license required for their respective business as currently conducted, except where the failure to be so qualified, authorized or in good standing would not have a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement.

4.2 Authority and Enforceability.

(a) Each of Acquiror and Merger Sub has all requisite corporate or similar organizational power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery by each of Acquiror and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar organizational and other action on the part of Acquiror and Merger Sub.

(b) This Agreement and any Related Agreements to which Acquiror and Merger Sub are parties have been duly executed and delivered by Acquiror and Merger Sub and constitute the valid and binding obligations of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with their terms, subject to the Enforceability Limitations.

4.3 Governmental Approvals. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Acquiror, or Merger Sub are a party or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for (a) the filing of the Articles of Merger and the Plan of Merger with the Registrar pursuant to Section 171 of the BVI Act, (b) the Regulatory Approvals listed on Schedule 2.2(a)(iii), and (c) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially impair Acquiror’s ability to consummate the Merger.

4.4 Conflicts. The execution and delivery by Acquiror and Merger Sub of this Agreement and any Related Agreement to which Acquiror or Merger Sub is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a Conflict under (a) any provision of the Governing Documents or the organizational documents of Acquiror or Merger Sub, as amended, (b) any material Contract or material license, permit or other authorization or approval to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub or any of their respective properties or assets (whether tangible or intangible) are bound or subject, or (c) any Law or Order applicable to Acquiror or Merger Sub or any of their respective properties or assets (whether tangible or intangible), except, in the case of clauses (b) and (c) above, for such Conflicts that would not, individually or in the aggregate, prohibit or otherwise prevent Acquiror or Merger Sub from consummating the transactions contemplated by this Agreement.

4.5 Litigation. There is no (a) material Action of any nature pending or, to the knowledge of Acquiror, threatened against Acquiror or Merger Sub, any of their properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such), or (b) governmental inquiry or investigation pending or, to the knowledge of Acquiror, threatened against Acquiror or Merger Sub, any of their properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such), in each case that would prohibit or otherwise prevent Acquiror or Merger Sub from consummating the transactions contemplated by this Agreement.

4.6 Operation of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.7 Sufficiency of Funds. Acquiror has, or has available to it, and will have as of the Closing, sufficient immediately available funds to enable it to make all the cash payments required to be paid by Acquiror pursuant to this Agreement, to consummate the transactions contemplated under this Agreement and satisfy its obligations hereunder.

4.8 No Other Representations and Warranties. Except as expressly set forth in this Agreement or in the Related Agreements, none of Acquiror or Merger Sub or any other Person is making, and each such Person hereby expressly disclaims, any representation or warranty, express or implied, as to Acquiror or Merger Sub or any of their assets, liabilities, operations or businesses (including any warranties of merchantability or fitness for a particular purpose), including any information, documents, projections, forecasts or other material made available to the Company, any Affiliate of the Company or any of their respective Representatives in any virtual data room, management presentations or in any other form in expectation of, the transactions contemplated by this Agreement or any of the Related Agreements.

ARTICLE V

CONDUCT OF COMPANY BUSINESS

5.1 Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), except (i) to the extent that Acquiror shall otherwise consent in writing, (ii) as may be required by applicable Law, (iii) as expressly contemplated by this Agreement and (iv) as set forth in Section 5.2 of the Disclosure Schedule, the Company and each Company Entity shall (a) conduct its businesses in the ordinary course and in substantially the same manner as heretofore conducted and (b) pay all Taxes of the Company and each Company Entity when due and (c) use commercially reasonable efforts to preserve intact the present business organizations of the Company and each Company Entity, keep available the services of the present Employees, preserve in the assets (including intangible assets) and properties of the Company and each Company Entity and preserve the relationships of the Company and each Company Entity with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them; it being understood, however, that with respect to the matters specifically addressed by any provision of Section 5.2, such specific provisions shall govern over the more general provision of this Section 5.1).

5.2 Restrictions on Company Activities. During the Pre-Closing Period, except (i) as may be required by applicable Law, (ii) as expressly contemplated by this Agreement and (iii) as set forth in Section 5.2 of the Disclosure Schedule, neither the Company nor any Company Entity shall, without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed):

(a) cause or permit any modifications, amendments or changes to the Governing Documents or the organizational documents of any Company Entity;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Entity;

(c) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Shares or other capital stock of the Company or any Company Entity, or split, combine or reclassify any Company Shares or other capital stock of the Company or any Company Entity or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Shares or Equity Interests of any Company Entity, or directly or indirectly repurchase, redeem or otherwise acquire any Company Shares or Equity Interests of any Company Entity (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Shares or Equity Interests of any Company Entity) or other Equity Interests of the Company or any Company Entity, except for the issuance, repurchase or reacquisition thereof in accordance with the Contracts evidencing Company Options as of the Agreement Date and listed on Section 3.5(c) of the Disclosure Schedule;

(d) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Shares or other Equity Interests of the Company or any Company Entity or equity-based awards (whether payable in cash, Company Securities, Equity Interests in any Company Entity or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Company Securities or any Equity Interests in any Company Entity, except for the issuance of Company Shares pursuant to the exercise of Company Options outstanding as of the Agreement Date and listed on Section 3.5(c) of the Disclosure Schedule;

(e) form, or enter into any commitment to form, a subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

(f) except as contemplated by the Capex Budget, enter into any new purchase orders in respect of capital expenditures or commitments with respect to capital expenditures in any given month exceeding $500,000 individually or $2,000,000 in the aggregate;

(g) acquire or dispose of (i) any material assets of any Person (including the Company or any Company Entity), other than acquisitions of supplies or similar assets in the ordinary course of the business consistent with past practice or the disposal of non-material assets of the Company or any Company Entity or the distribution or sale of any Company Products, in each case, in the ordinary course of business consistent with past practice, or (ii) any Equity Interest in any Person (including the Company or any Company Entity) or any business enterprise or division thereof;

(h) (i) sell, divest, license, grant or assign to any Person or enter into any Contract to sell, divest, license, grant or assign to any Person any rights to any Company IP (other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice); (ii) buy or license any Intellectual Property of any third party (other than Open Source Software or Shrink-Wrap Software that is licensed in the ordinary course of the Company’s business consistent with past practice); (iii) license any Company Products or Company IP to third parties (other than non-exclusive licenses pursuant to a Contract substantially in the form of a Standard Form IP Contract entered into in the ordinary course of business consistent with past practice); or (iv) disclose any Company Source Code to, or deposit in escrow any Company Source Code with, any third party other than its Employees who have entered into Contracts in the form of a Proprietary Information Agreement;

(i) allow any Company IPR to lapse or expire, or fail to renew or make any filing or payment necessary in connection with the prosecution or maintenance of any Company Registered IP;

(j) (i) incur any Indebtedness in excess of $1,000,000 in the aggregate, including by the issuance or sale of any debt securities, (ii) create or permit any Lien (other than Permitted Liens) over any intangible or material asset of the Company or any Company Entity, or (iii) amend the terms of any outstanding loan agreement or other Contract evidencing Indebtedness in any material respect;

(k) (i) make any loan to any Person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), (ii) purchase debt securities of any Person or (iii) guarantee any Indebtedness of any Person (other than intercompany arrangements among the Company or any Company Entity entered into in the ordinary course of business consistent with past practice);

(l) commence or settle any Action or threat of any Action by or against the Company or any Company Entity or relating to any of their businesses, properties or assets, other than Actions not in excess of $100,000 individually or $500,000 in the aggregate, provided that each such settlement (i) provides only for monetary payment and ancillary terms customary for such a settlement, such as confidentiality obligations and a release of claims (it being understood that any such settlement must include full release of claims against the Company and the Company Entities) and (ii) does not include any admission of fault or liability of any kind whatsoever by the Company or any Company Entity;

(m) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by HK GAAP or Taiwan GAAP;

(n) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, waive any right to a Tax refund or credit in lieu thereof, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than pursuant to automatic extensions of the due date for filing a Tax Return obtained in the ordinary course of business), make or request any Tax ruling, enter into any Tax sharing or similar Contract or arrangement, or amend any Tax Return or file any income or other material Tax Return without providing a copy to Acquiror for review and comment no later than five (5) Business Days prior to filing (and considering any such reasonable comments thereto in good faith);

(o) amend modify in any material respect, or publish or remove, any Data Processing Policy, or announce any such amendment, modification, publication, or removal;

(p) make any material change to the Processing of any Company Data;

(q) (i) increase or make any other change that would result in increased cost to the Company with respect to the salary, wage rate, employment status, title or other compensation (whether payable in cash, Company Securities or other property) payable or to become payable by the Company or any Company Entity to any Employee, (ii) hire or engage any Person for service, demote, terminate (other than for cause) or otherwise materially modify the terms and conditions of the service or employment of any current Employee;

(r) (i) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, Company Securities, Equity Interests in any Company Entity or otherwise) of any severance payment, change in control payment, termination payment, bonus, incentive, special remuneration or other additional salary or compensation or benefits to any Employee, except payments made pursuant to Company Employee Plans (or any other written agreements existing on the Agreement Date and Made Available to Acquiror) or (ii) enter into, adopt, suspend, terminate, or materially modify or amend any Company Employee Plan, including any indemnification Contract (other than such actions as permitted in accordance with clause (ii) of Section 5.2(q));

(s) send any communications (including electronic communications) to Employees that are inconsistent or do not accurately describe this Agreement or the other Related Agreements or the transactions contemplated hereby or thereby;

(t) cancel, amend (other than in connection with the addition of customers, distributors, resellers, licensees, suppliers, or vendors to such insurance policies from time to time in the ordinary course of business consistent with past practice), or fail to renew (on substantially similar terms) any insurance policy of the Company or any Company Entity;

(u) (i) terminate, amend, extend, waive or modify any Material Contract (other than immaterial amendments, waivers, or modifications in the ordinary course of business consistent with past practice), or (ii) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the Agreement Date (other than Contracts that are substantially in the form of the applicable Standard Form IP Contract and are entered into in the ordinary course of business consistent with past practice);

(v) enter into any new line of business or change the Company’s or any Company Entity’s material operating policies in any material respect, except as required by applicable Law or by policies imposed by any Governmental Entity;

(w) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property or enter into any lease, sublease, license or other occupancy Contract with respect to any real property or alter, amend, modify, knowingly or willfully violate or terminate any of the terms of any Company Leases; or

(x) take, commit, or agree in writing or otherwise to take or make, any of the actions described clause (a) through (w) of this Section 5.2.

ARTICLE VI

COMPANY NON-SOLICITATION AGREEMENT

6.1 Termination of Discussions. The Company shall and shall cause its Affiliates and their respective Representatives to, immediately cease and cause to be terminated any negotiations and discussions with third parties (other than Acquiror and its Representatives) regarding (i) any acquisition, sale, or transfer of all or any material portion of the business, properties, assets or technologies of the Company or any Company Entity, or any amount of Company Securities or the Equity Interests of any Company Entity, whether or not outstanding (in each case, other than in connection with the exercise of Company Options outstanding as of the Agreement Date), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or otherwise (other than the sale of products and services in the ordinary course of business consistent with past practice or the licensing of IPR in connection therewith), (ii) any joint venture or other strategic investment in or involving the Company or any Company Entity (other than an ongoing commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity, or other financing or investment, or recapitalization of the Company or any Company Entity, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”).

6.2 No Solicitation. During the Pre-Closing Period, the Company shall not, and the Company shall cause each of its Affiliates and its or their Representatives not to, directly or indirectly: (a) solicit, initiate, seek, encourage, promote or support, any inquiry, proposal or offer from, furnish any information regarding the Company or any Company Entity to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transaction; (b) disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of the Company or any Company Entity, or afford to any Person access to its properties, assets, technologies, books or records, not customarily afforded such access; (c) assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or (d) enter into any Contract with any person providing for an Alternative Transaction.

6.3 Notice of Alternative Transaction Proposals. In the event that the Company or any of its Representatives shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 6.2(b), the Company or such Affiliate or Representative shall promptly (and in any event within twenty-four (24) hours) notify Acquiror thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as Acquiror may reasonably request.

6.4 Breaches. It is understood that any violation of the covenants and agreements in this Article VI by an Affiliate or Representative of the Company or any Company Entity shall be deemed to be a breach of this Agreement by the Company.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Securityholder Approvals.

(a) Requisite Shareholder Approval. Within twelve (12) hours after the execution and delivery of this Agreement, the Company will deliver to Acquiror the Shareholder Written Consent from the Company Support Shareholders. The board of directors of the Company shall not alter, modify, change or revoke its approval of this Agreement, the Merger and the other transactions contemplated hereby, nor its recommendation to the Shareholders to vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby.

(b) 280G.

(i) To the extent applicable, the Company will seek to obtain, from each individual who would reasonably be expected to constitute a “disqualified individual” with respect to the Company (within the meaning of Section 280G of the Code and the applicable rulings and final regulations promulgated thereunder) and who could reasonably be expected to receive “parachute payments” (within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations promulgated thereunder) (such payments, “Section

280G Payments”), a waiver of such individual’s right to receive or retain such portion (which may be all) of such Section 280G Payments as is necessary to ensure that such individual will not receive or retain any parachute payments in excess of 2.99 times such individual’s “base amount” (within the meaning of Section 280G of the Code and the applicable rulings and final regulations promulgated thereunder) in the absence of the Shareholder approval contemplated herein.

(ii)  Prior to the Closing Date, the Company shall submit to its Shareholders for approval, in a manner meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations promulgated thereunder, any and all payments or benefits with respect to any disqualified individual that has executed a waiver pursuant to Section 7.1(b)(i) (including all such payments or benefits described in information that is provided by Acquiror pursuant to this Section 7.1(b)(ii)) and that, separately or in the aggregate, could reasonably be expected to constitute Section 280G Payments in the absence of such Shareholder approval, and the Shareholder vote on such approval (the “280G Vote”), such that no such Section 280G Payments will constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the applicable rulings and final regulations promulgated thereunder). No later than five (5) Business Days prior to the anticipated Closing Date, the Company shall provide the Acquiror with an accurate and complete list of all disqualified individuals with respect to the Company (each an “Identified Disqualified Individual”). No later than five (5) Business Days prior to the anticipated Closing Date, Acquiror shall provide the Company with information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Acquiror or its Affiliates, together with any other relevant payments and benefits, would reasonably be expected to constitute Section 280G Payments for any Identified Disqualified Individual in the absence of Shareholder approval as described above (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date); it being understood that, to the extent excise taxes are imposed upon a disqualified individual under Section 4999 of the Code and/or the Acquiror or its Affiliates are disallowed from deducting expenses for payments to a disqualified individual under Section 280G of the Code solely due to Acquiror’s failure to timely provide information required by this sentence with respect to such disqualified individual and not due to any contributing failure by Company or the Shareholders, neither the Company nor the Shareholders shall be considered to be in violation of this covenant and/or the representations relating to Section 280G of the Code with respect to such excise taxes or disallowed deductions.

(iii) No later than five (5) Business Days prior to the anticipated Closing Date, the Company shall provide to Acquiror (or its counsel) drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the 280G Vote process and shall incorporate all of Acquiror’s reasonable comments, including as they relate to any Acquiror arrangements that may be entered into in connection with Closing.

(c) Support Agreements.

(i) Prior to the Closing, the Company shall use its commercially reasonable best efforts to cause each Indemnifying Party that has not executed a Holder Support Agreement as of the Agreement Date to execute and deliver to Acquiror a Holder Support Agreement.

(ii) Prior to the Closing, the Company shall use its commercially reasonable efforts to cause each of the New Light Investors that has not executed an Investor Support Agreement as of the Agreement Date to execute and deliver to Acquiror an Investor Support Agreement.

7.2 Third Party Contract Notices, Consents, Amendments and Terminations.

(a) Notices and Consents. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to send all notices to and obtain all consents, waivers and approvals of any third party to any Material Contract as are required thereunder, except as otherwise requested by Acquiror. Such notices, consents, modifications, waivers and approvals shall be in form and substance acceptable to Acquiror (acting reasonably). In the event the Merger is not consummated for any reason, none of Acquiror or Merger Sub or any of their respective Affiliates shall have any liability to the Company, the Securityholders or any other Person for any Liabilities resulting from the Company sending any such notice or seeking to obtain any such consents, modifications, waivers and approvals.

(b) Terminated and Amended Agreements. During the Pre-Closing Period, the Company shall, and shall cause each applicable Company Entity to, use its reasonable best efforts to (i) terminate each of the agreements listed on Schedule 7.2(b)(1) (the “Terminated Agreements”) effective as of and contingent upon the Closing, including sending all required notices, such that each Terminated Agreement shall be of no further force or effect immediately following the Closing, and (ii) to amend each of the agreements listed on Schedule 7.2(b)(2) (the “Amended Agreements”) to provide for the applicable changes as set forth on such Schedule for each such agreement, in all cases effective as of and contingent upon the Closing. The form and substance of each termination letter and/or amendment agreement shall be in form and substance acceptable to Acquiror (acting reasonably). Upon the Closing, the Company (or the applicable Company Entity) shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and none of Acquiror, the Company, the Surviving Company or any of their Affiliates will incur any Liability under or in connection with any Terminated Agreement following the Closing Date. The Company shall be responsible for making any payments required to terminate the Terminated Agreements or amend the Amended Agreements. In the event the Merger is not consummated for any reason, none of Acquiror or Merger Sub or any of their respective Affiliates shall have any liability to the Company, its Affiliates, the Securityholders or any other Person for any Liabilities resulting from the Company seeking to obtain such terminations or amendments.

7.3 Reasonable Best Efforts to Close; Regulatory Matters.

(a) Subject to the terms and conditions provided in this Agreement, each of the parties hereto (other than the Securityholder Representative) shall, and the Company shall cause New Light (BVI) and Taiwan Cloud Light to, use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including the Merger, and the Contribution Transfer Agreement as promptly as practicable, including by using reasonable best efforts to take all action necessary to satisfy, as promptly as practicable, all of (i) the conditions to the obligations of the other party or parties hereto to effect the Merger set forth in Article VII and to consummate and make effective the Merger and the other transactions contemplated by this Agreement and (ii) the conditions to the obligations of the other party or parties hereto to effect the transactions contemplated by the Contribution Transfer Agreement set forth in Section 1.5 thereof and to consummate and make effective the transactions contemplated by the Contribution Transfer Agreement. Notwithstanding anything to the contrary herein, if the lessor or licensor under any Company Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security and the terms thereof shall be subject to Acquiror’s approval (which shall not be unreasonably withheld, conditioned or delayed).

(b) Without limiting the generality or effect of Section 7.3(a): (i) the parties (other than the Securityholder Representative) have caused, will, or will cause their “ultimate parent entities” (as that term is defined in 16 C.F.R. 801.1) to, make all necessary filings and notifications and other submissions with respect to this Agreement and the transactions contemplated hereby (A) under the HSR Act and (B) under any other applicable Antitrust Laws as promptly as reasonably practicable after the Agreement Date, in each case that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, that may be reasonably required in connection with the consummation of the transactions contemplated hereby (the “Antitrust Approval”); and (ii) the Company shall cause New Light (BVI), Taiwan Cloud Light, and any such other necessary or appropriate Persons to make all necessary filings required or advisable pursuant to the Statute for Investment by Foreign Nationals within ten (10) Business Days after the Agreement Date to obtain the Taiwan Foreign Investment Approval prior to the Closing Date.

(c) To the extent permitted by applicable Law, each of the Company and Acquiror shall promptly inform the other of any material communication between the Company, any Company Entity or Acquiror (as applicable) and any Governmental Entity regarding the transactions contemplated by this Agreement or the Contribution Transfer Agreement either (x) before delivering any material communication to a Governmental Entity or (y) promptly after receiving any material communication from a Governmental Entity (and if in writing, furnish the other party with a copy of such communication, excluding, as applicable, any attachments, materials, or information deemed sensitive by the submitting party). If the Company, any Company Entity or Acquiror or any Affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity or with respect to the transactions contemplated by this Agreement or the Contribution Transfer Agreement, then the Company, the Company Entity or Acquiror (as applicable) shall comply in a timely manner with any request, as soon as reasonably practicable. Without limiting the generality or effect of Section 7.3, to the extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, the parties hereto (other than the Securityholder Representative) shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act and the Antitrust Approval or any other applicable Antitrust Laws or Direct Investment Laws, and (ii) provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference with any Governmental Entity; provided, however, that nothing herein will preclude Acquiror, the Company or any Company Entity from participating in discussions with a Governmental Entity without participation by the other party where the discussions are initiated by the Governmental Entity and the Governmental Entity prohibits the other party from participating in such discussions (such party shall promptly inform the other of any such material communication between the Governmental Entity and the Company, any Company Entity or Acquiror). Acquiror and Company shall, and the Company shall cause each Company Entity to, cooperate with respect to all substantive communications with any applicable Governmental Entity and for all strategic and tactical decisions relating to obtaining any actions or non-actions, consents, approvals, authorizations, clearances or Orders required from any Governmental Entity under the HSR Act or any other applicable Antitrust Laws or Direct Investment Laws, including the approvals contemplated by Schedule 2.2(a)(iii) and by Section 1.5(a)(iii) of the Contribution Transfer Agreement, and in connection with any private litigation under any Antitrust Laws or Direct Investment Laws; provided that in the event of any dispute or disagreement between Acquiror or the Company with respect thereto, Acquiror shall have ultimate decision making authority, which shall be exercised in good faith and must consider in good faith any reasonable recommendations of the Company’s outside counsel with respect thereto. In addition, Acquiror may participate in discussions with a Governmental Entity without participation of the Company (or other Person) or the Company’s counsel where the subject matter in the reasonable judgment of Acquiror cannot be effectively discussed in the presence of Company (or such other Person) or the Company’s counsel. Each of Acquiror and Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.3 as “counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any Employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information.

(d) Notwithstanding anything herein to the contrary, neither Acquiror nor any of its Affiliates shall be required either pursuant to this Section 7.3 or otherwise, to agree to (i) any license, sale or other disposition or holding separate (through establishment of a trust, proxy, or otherwise) of any shares of its or another Person’s capital stock or other Equity Interests or of any of its or another Person’s businesses, assets or properties, including its or another Person’s subsidiaries or Affiliates, (ii) the imposition of any requirement, obligation, restriction, impediment or other limitation on the ability of Acquiror, its subsidiaries or Affiliates or the Company or its subsidiaries or Affiliates to conduct their respective businesses or own any capital stock or other Equity Interest or assets or to acquire, hold or exercise full rights of ownership of their respective businesses, (iii) the imposition of any requirement, obligation, restriction, impediment, or other impediment on Acquiror, its subsidiaries or Affiliates or the Company under any Antitrust Law or Direct Investment Law, or (iv) offer, negotiate, commit to, effect or otherwise take any action with respect to Acquiror or any of its subsidiaries or Affiliates or the Company or any of its subsidiaries or Affiliates, or any of their respective businesses, product lines, assets, permits, operations, rights, or interest therein (any such action described in (i), (ii), (iii), or (iv), a “Mitigation Measure”). Nothing herein shall require Acquiror or any of its Affiliates to litigate with any third party, including without limitation, any Governmental Entity.

7.4 Employee Matters.

(a) Special Payroll. Prior to the Closing, and subject to the reasonable prior review and approval of Acquiror, and except as would not result in any noncompliance with or violation of the payment timing requirements of any applicable Company Employee Plan or applicable Law, the Company shall pay or cause to be paid all Unpaid Employee Compensation Expenses owing as of immediately prior to the Closing through the Company’s normal payroll procedures, which payments shall be funded and made through a special payroll distribution on or prior to the Closing Date.

(b) Resignation of Officers and Directors. Prior to the Closing, the Company shall have caused each director and officer of the Company and each Company Entity to execute a resignation and release letter in a form reasonably acceptable to Acquiror (the “Director and Officer Resignation Letter”), effective as the Effective Time.

(c) Offer Documents. During the Pre-Closing Period, subject to the provisions of Section 7.9, the Company shall provide Acquiror with reasonable access during normal business hours to each of the Employees and Acquiror shall be permitted, in its sole discretion, to deliver Offer Documents to any such Employee. The Company shall at the reasonable request of Acquiror deliver to each Employee such Employee’s Offer Documents. Notwithstanding anything herein to the contrary, neither Acquiror nor any of its Affiliates (including the Surviving Company) shall be obligated to cause the continuation of any employment relationship with any Employee for any specific period of time.

(d) Termination of Employee Plans. Prior to the Closing, if and to the extent requested by Acquiror in writing no later than ten (10) business days before Closing, the Company shall adopt a resolution of the board of directors providing for the termination of any Company Employee Plan that includes group severance pay or benefits, such termination to be contingent upon the Closing and effective as of no later than the Closing Date. At the Closing, the Company shall provide Acquiror with evidence that all such Company Employee Plans have been terminated pursuant to resolutions of the board of directors (or similar body) of the Company or each applicable Company Entity, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Acquiror (acting reasonably).

(e) Continuation of Compensation and Benefits. For at least 12 months following the Closing Date, the Acquiror shall provide or cause to be provided to each current employee of the Company or any Company Entity (i) a salary or wage level (as applicable) and bonus opportunity, in the aggregate, at least equal to the salary or wage level and bonus opportunity, in the aggregate, to which such employee was entitled immediately prior to the Closing Date, and (ii) benefits (other than equity incentives and severance or separation arrangements) that are, in the aggregate, at least substantially similar to the aggregate benefits to which such employee was entitled immediately prior to the Closing Date, in each case of clauses (i) and (ii), to the extent that each such employee remains an employee of Acquiror, the Surviving Company or an Acquiror Affiliate.

(f) Certain Welfare Plan Matters. Following the Closing Date, (i) the Acquiror shall provide that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any current employee of the Company or any Company Entity or their dependents or beneficiaries under any welfare benefit plan covering employees of Acquiror or an Affiliate in which such employees may become eligible to participate; and (ii) the Acquiror shall provide (or to cause to be provided) that any costs or expenses incurred by current employees of the Company or any Company Entity (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deducible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.

(g) Credited Service. With respect to each employee benefit plan, policy or practice, including, without limitation, vacation and paid time off plans, policies or practices, sponsored or maintained by the Acquiror or its Affiliates in which any current employee of the Company or any Company Entity becomes entitled to participate, other than equity incentives, Acquiror shall, subject to applicable Law and applicable tax qualification requirements, cause such employee from and after the Closing Date to be credited for all service with the Company and its predecessors, prior to the Closing Date for all purposes (including, without limitation, eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual, and severance); provided that the foregoing shall not apply with respect to (i) benefit accrual under any defined benefit pension plan or retiree medical plan, (ii) any plan that is frozen or closed to new entrants, or (iii) to the extent that its application would result in a duplication of benefits for the same period of service.

(h) No Employment Commitment or Plan Amendments. Unless expressly stated in this Agreement, no provision of this Agreement is intended, or shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Securityholder, Key Employee or other Employee, consultant, contractor or any other Person, including any rights of employment or other service for any specified period and/or any employee benefits or compensation, in favor of any Person, union, association, Key Employee, other Employee, consultant or contractor or any other Person, other than Acquiror or Merger Sub, the Company, and the Securityholder Representative and their respective successors and permitted assigns, and all provisions of this Agreement will be personal solely among such parties. In addition, no provision of this Agreement is intended, or shall be interpreted, to establish, amend or modify any term or condition of any Company Employee Plan or employee related plan, program or policy of the Company or any Company Entity or limit the ability of any party to establish, amend, modify, suspend or terminate any Company Employee Plan in accordance with its terms.

7.5 Tax Matters.

(a) Tax Returns Filed After Closing. Acquiror shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Company and the Company Entities with respect to a Pre-Closing Tax Period ending on or before the Closing Date due after the Closing Date and any Straddle Period (each, an “Acquiror Prepared Return”), and Acquiror shall remit or cause to be remitted any Taxes due in respect of such Acquiror Prepared Returns. For any such Acquiror Prepared Return, Acquiror shall (i) prepare or cause to be prepared such Tax Returns in a manner consistent with the Company’s or applicable subsidiary’s past practices unless otherwise required by applicable Law or this Agreement, (ii) deliver to the Securityholder Representative for its review and comment a draft of any income Tax Return or other Tax Return that reflects a material amount of Tax at least thirty (30) days prior to the due date (taking into account valid extensions thereto) for filing such Tax Returns and twenty (20) days for filing non-income Tax Returns, and (iii) shall incorporate the Securityholder Representative’s reasonable comments to the extent such comments are sustainable on a “more likely than not” basis.

(b) Tax Contests. Acquiror shall notify the Securityholder Representative in writing upon receipt by Acquiror or its Affiliates (including after the Closing, the Company or any Company Entity), of notice of any pending or threatened federal, state, local or foreign Tax claims, assessments, audit or other proceedings (any such claim, assessment, audit or other proceeding, a “Tax Contest”) for any Pre-Closing Tax Period or Straddle Period. Acquiror shall represent the interests of the Company or the applicable Company Entity with respect to any such Tax Contest and shall control the defense, compromise or other resolution of any such Tax Contest; provided, however, that (A) Acquiror shall keep Securityholder Representative reasonably informed of the status of such Tax Contest, (B) Securityholder Representative shall be entitled, at its own expense, to participate in such Tax Contest and attend any meetings or conferences with the relevant Taxing authority and (C) in the event Acquiror settles or compromises a Tax Contest without the prior written consent of the Securityholder Representative in accordance herewith (which consent shall not be unreasonably withheld, conditioned or delayed), the settlement or compromise amount shall not be determinative of the Losses indemnifiable under Article IX. To the extent of any conflict between this Section 7.5(b) and Section 9.7, this Section 7.5(b) shall control.

(c) Closing Date Items and Transaction Tax Deductions. If the Company is permitted under any applicable foreign, state or local income Tax law to treat the Closing Date as the last day of a taxable period, the Company or any Company Entity, Acquiror, and all Securityholders shall treat the Closing Date as the last day of a taxable period. All Transaction Tax Deductions shall be allocated to a Pre-Closing Tax Period to the extent more likely than not permitted by applicable Law.

(d) Refunds and Post-Closing Adjustments.

(i) If within twelve (12) months after the Closing, Acquiror or any of its Affiliates (including the Surviving Company or any Company Entity) receives a refund or utilizes a Tax overpayment or credit of any Tax of the Surviving Company or any Company Entity attributable to a Pre-Closing Tax Period and which Tax was paid by the Company or any Company Entity before the Closing or reflected as Third Party Expenses or in Closing Indebtedness in Final Total Closing Consideration (“Pre-Closing Tax Refunds”), Acquiror shall promptly notify the Securityholder Representative in writing and pay to the Paying Agent (for further distribution to the Securityholders) within ten (10) Business Days after such receipt or utilization an amount equal to such Tax refund received, or Tax overpayment or credit utilized, less reasonable costs (including Taxes) actually incurred following the Closing Date in connection with obtaining such Pre-Closing Tax Refund. For the avoidance of doubt, Pre-Closing Tax Refunds shall not include amounts reflected in the computation of the Total Closing Consideration or resulting from the carryback of any item of deduction, loss or credit from any taxable period beginning after the Closing Date. In the event that Acquiror, the Surviving Company or their Affiliates are required to repay any Pre-Closing Tax Refund to a Governmental Entity, the Securityholders shall repay to Acquiror the amount paid over pursuant to this Section 7.5(d)(i) plus any penalties, interest or other charges imposed by the relevant Governmental Entity. Any Pre-Closing Tax Refund payment made to the Paying Agent (for further distribution to the Securityholders) pursuant to this Section 7.5(d)(i) shall, to the maximum extent permitted by applicable Law, be treated as an adjustment to the Total Closing Consideration.

(ii) On the date that is eighteen (18) months after the Closing Date, Acquiror shall make a good faith determination of the amount of Taxes actually paid by the Company and the Company Entities to a Governmental Authority in respect of Unpaid Pre-Closing Taxes as of such date (the “Actual Paid Tax Amount”) and, to the extent the amount of Taxes included in Unpaid Pre-Closing Taxes in the calculation of the Final Total Closing Consideration is in excess of the Actual Paid Tax Amount (after factoring for any Pre-Closing Tax Refunds) (such excess amount, the “Unpaid Pre-Closing Tax Surplus”), Acquiror shall promptly notify the Securityholder Representative in writing and pay to the Paying Agent (for further distribution to the Securityholders) within ten (10) Business Days after such good faith determination an amount equal to the Unpaid Pre-Closing Tax Surplus. For the avoidance of doubt, in the event that Acquiror, the Surviving Company or their Affiliates are required to later pay any Taxes in respect of Unpaid Pre-Closing Taxes that are in excess of the Actual Paid Tax Amount, the Securityholders shall repay to Acquiror the amount paid over pursuant to this Section 7.5(d)(ii) plus any penalties, interest or other charges imposed by the relevant Governmental Entity. Any Unpaid Pre-Closing Tax Surplus payment made to the Paying Agent (for further distribution to the Securityholders) pursuant to this Section 7.5(d)(ii) shall, to the maximum extent permitted by applicable Law, be treated as an adjustment to the Total Closing Consideration.

(e) Post-Closing Tax Actions. Acquiror shall not, and shall not permit its Affiliates to, (i) file (except in accordance with Section 7.5(a)), re-file or amend any Tax Return of the Company or the Company Entities with respect to a Pre-Closing Tax Period, (ii) surrender any right of the Company or the Company Entities to claim a Tax refund, credit, or other offset of Taxes with respect to any Pre-Closing Tax Period, (iii) liquidate, dissolve, or take any other action, including, without limitation, by filing an entity classification election with the IRS, to change the classification of the Surviving Company for U.S. federal (and any analogous state or local) income Tax purposes for any Pre-Closing Tax Period, (iv) consent to the waiver or extension of the statute of limitations relating to Taxes of the Surviving Company for a Pre-Closing Tax Period, (v) file a voluntary disclosure agreement (or similar voluntary compliance or self-corrective action) or otherwise enter into any voluntary disclosure discussions or arrangements with a Governmental Entity with respect to Taxes of the Company or the Company Entities relating to a Pre-Closing Tax Period, or (vi) change any accounting method or adopt any convention of or with respect to the Company or the Company Entities that shifts taxable income from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or before the Closing Date, or shift deductions or losses from a Pre-Closing Tax Period to a period beginning (or deemed to begin) after the Closing Date, in each case, without the Securityholder Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, however, that for any such action that is required by applicable Law or would not reasonably be expected to give rise to indemnifiable Taxes under this Agreement, Acquiror shall use commercially reasonable efforts to notify the Securityholder Representative of such action but shall not be required to obtain the Securityholder Representative’s consent. Notwithstanding this Section 7.5(e), Acquiror shall be permitted, in its sole discretion, to make an election under Section 338 (or corresponding or similar provisions of U.S. state or local Law) (collectively, the “Section 338 Election”) with respect to the transactions contemplated by this Agreement (other than with respect to Cloud Light Technology U.S.A., Inc.), provided that either (x) the Closing shall have occurred by no later than April 28, 2024 or (y) in the event the Closing shall have occurred later than April 28, 2024, Acquiror shall pay to each applicable “United States shareholder” of the Company (as defined in Section 951(b) of the Code) an amount equal to any incremental income Taxes incurred by such Person (and any of their partners, members, stockholders or other equity holders) as a result of the Section 338 Election (including, for the avoidance of doubt, any income Taxes incurred by such Person (and any of their partners, members, stockholders or other equity holders) as a result of the additional payment provided by this clause), determined on a with and without basis, with such amount intended to put such Person(s) in the same after-tax position as if the Section 338 Election had not been made (the “338 Gross-Up Amount”); provided, however, that the payment of any 338 Gross-Up Amount shall be conditioned on the delivery by each applicable Shareholder of an estimate of such 338 Gross-Up Amount (including all supporting calculations and workpapers) to Acquiror within ninety (90) days of the Closing for Acquiror’s review and comment, provided that Acquiror and its Affiliates (including the Surviving Company) shall have provided, upon written request of a Shareholder, information in the possession of Acquiror (or its Affiliates) that is reasonably necessary to calculate such estimate of the 338 Gross-Up Amount, and the final 338 Gross-Up Amount shall be calculated in a manner that takes into account Acquiror’s reasonable comments; provided further that, in any event, upon written request of a Shareholder, Acquiror and its Affiliates (including the Surviving Company) shall provide any additional financial, tax and other information reasonably necessary for the Shareholders and their respective Affiliates, members, partners and other equity holders to file any tax returns in connection with, or to otherwise account for as part of ordinary course bookkeeping, such election. Any payment of the 338 Gross-Up Amount made under this Section 7.5(e) to the maximum extent permitted by applicable Law, shall be treated for all Tax purposes as consideration paid in respect of the applicable Company Securities held by the Shareholder to whom the 338 Gross-Up Amount was paid.

(f) Tax Assistance. The Securityholder Representative agrees to furnish or cause to be furnished to Acquiror and its subsidiaries (including the Surviving Company), and Acquiror agrees to furnish or cause to be furnished, and to cause its subsidiaries (including the Surviving Company) to furnish to Securityholder Representative at any time after the Closing Date, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company or Company Entity (as applicable), as is reasonably requested for the filing of any Tax Returns, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim. Each of Acquiror, Acquiror’s subsidiaries, the Company, and the Securityholder Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date.

(g) PN7 Taxes.

(i) Each Shareholder shall, at the Shareholder’s sole cost and expense, make (i) transaction reporting and (ii) corporate income Tax (including withholding income Tax) filings to the PRC Taxing authority pursuant to PN7, if applicable, in connection with the indirect transfer of Dongguan Company’s equity as a result of the transactions contemplated by this Agreement (the “PN7 Reporting”). The PN7 Reporting shall be completed as promptly as practicable and, in any event, within thirty (30) days following the Agreement Date.

(ii) Each Shareholder shall provide a full set of draft submission documents in respect of the PN7 Reporting (which may include a letter of explanation of the transactions contemplated hereby; a self-assessment of whether such transactions are subject to tax under PN7; any Tax calculations and Tax Returns (if applicable); any extracts of this Agreement to be filed; and any supporting documents (including Chinese translations) thereof) to Acquiror at least five (5) Business Days before submission to the PRC Taxing authority. Each Shareholder shall, and the Company shall cause each Shareholder to, incorporate in such documents any reasonable comments that are made by Acquiror. Each Shareholder shall promptly notify Acquiror of the details of any material updates relating to the PN7 Reporting as well as any subsequent material discussion between such Shareholder and the PRC Taxing authority with respect to such PN7 Reporting and shall permit Acquiror to, at its own expense, attend any meetings or conferences with the PRC Taxing authority with respect to such PN7 Reporting.

(iii) If the PN7 Reporting has not been completed (and the applicable PRC Taxing authority has not delivered written notice to the Company or the Shareholders of the determination of whether or not the indirect transfer of Dongguan Company’s equity is subject to PN7 Taxes) prior to the Closing Date, then from and after the Closing Acquiror and the Surviving Company, on the one hand, and each of the Shareholders, on the other hand, shall (A) use commercially reasonable efforts to cooperate with the other parties to complete the PN7 Reporting (including, in the case of the Acquiror and the Surviving Company, by providing information and documents in the possession of the Surviving Company and each Company Entity requested by PRC Taxing authority which are no longer in the Shareholders’ possession after Closing), (B) promptly notify the other, if such Person or any of its Representatives receive inquiries or requests or other information from the PRC Taxing authority concerning the PN7 Reporting or any related matters, and (C) promptly notify the other of the details of any material updates relating to the PN7 Reporting as well as any subsequent material discussion between such Person or their Representatives, on the one hand, and the PRC Taxing authority, on the other hand, with respect to such PN7 Reporting; provided that, for the avoidance of doubt, the Parties agree that the Shareholders shall control the PN7 Reporting and discussions with PRC Taxing authority on PN7 Taxes, which control shall be exercised in good faith, and the Shareholders shall permit Acquiror to, at its own expense, attend any meetings or conferences with the PRC Taxing authority with respect to such PN7 Reporting, and Acquiror and the Surviving Company shall, unless prohibited by applicable Law, obtain the prior written consent (email being sufficient) from the Securityholder Representative (not to be unreasonably withheld, conditioned or delayed) prior to responding to engaging with or providing any information or documents related to the PN7 Reporting to the PRC Taxing authority.

(iv) The Company and each Shareholder shall promptly provide Acquiror with copies of (i) the PN7 Reporting documents duly filed and executed by the Company or any of the Shareholders, as applicable; and (ii) any acknowledgement issued by the PRC Taxing authority that such PN7 Reporting documents have been received.

(v) If the applicable PRC Taxing authority determines that the indirect transfer of Dongguan Company’s equity is not subject to PN7 Taxes with respect to a Shareholder, such Shareholder shall provide the evidence of such determination, which shall be in form and substance acceptable to Acquiror (acting reasonably), including any meeting minutes with the PRC Taxing authority and any other relevant evidence (collectively with respect to each such Shareholder, “Non-PN7 Evidence”).

(vi) If the applicable PRC Taxing authority determines that the indirect transfer of Dongguan Company’s equity is subject to PN7 Taxes with respect to a Shareholder, such Shareholder shall provide a reasonably detailed computation of the gain on the indirect transfer of Dongguan Company and a copy of any applicable Tax Returns to Acquiror, which shall be in form and substance reasonably acceptable to Acquiror (collectively, the “Due PN7 Evidence” and such amount of PN7 Taxes, the “Due PN7 Taxes”). Each Shareholder that is liable for Due PN7 Taxes shall timely pay such Due PN7 Taxes and provide Acquiror with a copy of the Tax payment receipt issued by the applicable PRC Taxing authority in respect of such payment (the “PN7 Tax Receipt”). Acquiror and the Company (or, after the Closing, the Surviving Company) shall take reasonable actions to facilitate the payment of Due PN7 Taxes by the Shareholders in accordance the common practice of the competent PRC Taxing authority; provided that, for the avoidance of doubt, neither Acquiror nor, after the Closing, the Surviving Company shall directly or indirectly bear any Due PN7 Taxes.

(h) Transfer Taxes. Transfer Taxes, if any, shall be borne and timely paid fifty percent (50%) by the Securityholders, on one hand, and fifty percent (50%) by Acquiror, on the other hand. Any Tax Returns with respect thereto shall be prepared and filed by the Surviving Company. For the avoidance of doubt, neither PN7 Taxes nor any income tax liability of New Light (BVI), including any such liability attributable to the transfer of ownership interests in Taiwan Cloud Light, shall be included in Transfer Taxes.

(i) References. For the avoidance of doubt, all references to the Surviving Company in this Section 7.5 shall also refer to the Company.

7.6 Payoff Letters and Release of Liens.

(a) Payoff Letters. No later than three (3) Business Days prior to the Closing Date, the Company shall obtain from each holder of Indebtedness of the Company or any Company Entity set forth on Schedule 7.6 (the “Closing Pay-Off Indebtedness”), and deliver to Acquiror, an executed payoff letter, in form and substance acceptable to Acquiror (acting reasonably), setting forth (i) the amounts required to pay off in full on the Closing Date, the Indebtedness owing to such holder of Indebtedness (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment, (ii) upon payment in full of such amounts, a customary release of the Company and each Company Entity of all obligations of the Company and/or applicable Company Entity with respect to such Indebtedness, (iii) upon payment in full of such amounts, a release of all Liens, if any, that the holder may hold on any of the assets of the Company or Company Entities and an agreement that the Company or its Representatives may file such lien releases as are necessary or desirable to evidence the release of any and all such Liens, and attaching duly completed and executed copies of any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable (each, a “Payoff Letter”).

(b) Release of Liens. At or prior to the Closing, the Company shall cause to be filed all agreements, instruments, certificates and other documents, in form and substance acceptable to Acquiror (acting reasonably), that are necessary or appropriate to effect the release of all Liens set forth in Schedule 7.6(b).

7.7 Third Party Expenses.

(a) Whether or not the Merger is consummated, each party shall be responsible for its own expenses and costs that it incurs (and whether paid prior to, at or after the Effective Time) with respect to the negotiation, execution, delivery and performance of this Agreement, other than the Securityholder Representative to the extent the Securityholders are responsible for such amounts pursuant to this Agreement or any Securityholder Representative Engagement Agreement. Without limiting or expanding the foregoing, the Securityholders shall be responsible for all Third Party Expenses, which will be payable pursuant to a dollar-for-dollar adjustment to the Total Closing Consideration otherwise payable hereunder. For purposes of this Agreement, “Third Party Expenses” means all costs, fees, expenses, and consideration incurred, due, or payable by the Company or any Company Entity in connection with the (i) Merger and other transactions contemplated under this Agreement or any related matters or (ii) in connection with any underwriting, equity or debt financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale or exclusive license of any material assets outside of the ordinary course of business undertaken by or contemplated by any Company Entity prior to the Closing (the matters referenced in clauses (i) and (ii), collectively, “Extraordinary Matters”), in each case, to the extent not paid as of the Closing (whether or not payable prior to, at or after the Closing), including (A) all legal, accounting, financial advisory, consulting, finders’ and all other fees and expenses of third parties incurred by or on behalf of or otherwise required to be paid by any Company Entity in connection with any Extraordinary Matter or the negotiation and effectuation thereof; (B) any change of control or transaction bonus, severance, or similar payment obligations (including payments with either “single-trigger” or “double-trigger” provisions) of any Company Entity resulting from, or in connection with, any Extraordinary Matter, including payments under the Transaction Bonus Agreements (in each case, together with the employer portion of any payroll or similar Taxes incurred in connection therewith); (C) any payments or liabilities to third-parties arising under a Contract entered into by any Company Entity prior to the Closing as a result of any consent, waiver or approval of any party under any Contract as may be required pursuant to the express terms of such Contract in order for such Contract to remain in full force and effect following the Closing (excluding any payments or liabilities incurred as a result of any actions or omissions of Acquiror or its Affiliates made voluntarily after the Closing that are not required by the terms of such Contracts); (D) 50% of any Transfer Taxes incurred as a result of the Merger or other transactions contemplated under this

Agreement; (E) the Purchase Price (as defined in the Contribution Transfer Agreement); and (F) the costs and expenses of the Company D&O Tail Policy. For the avoidance of doubt, no fees, Taxes or expenses shall be double counted when calculating Third Party Expenses, and shall not result in an adjustment to the Total Closing Consideration to the extent already included in such calculation.

(b) At least three (3) Business Days prior to the Closing, the Company shall obtain from each advisor, counsel, accountant, or other professional service provider owed Third Party Expenses, and deliver to Acquiror, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Third Party Expenses, in form and substance acceptable to Acquiror (acting reasonably), setting the amounts required to pay off in full on the Closing Date the Third Party Expenses owing to such Person and wire transfer information for such payment, and attaching duly completed and executed copies of any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable (each a “Final Invoice”).

7.8 Pre-Closing Actions. Prior to Closing, the Company shall use its reasonable best efforts to perform the actions described on Schedule 7.8 (the “Pre-Closing Actions”).

7.9 Access to Information. During the Pre-Closing Period, the Company shall afford Acquiror and its Representatives reasonable access to, upon reasonable notice during regular business hours, subject to restrictions imposed by applicable Law, (a) all of the assets, properties, Books and Records and Contracts of the Company and each Company Entity and (b) all other information concerning the business, assets, properties and personnel of the Company and each Company Entity as Acquiror may reasonably request, in order for Acquiror to have the opportunity to make such investigation as it shall reasonably desire to make of the business and the affairs of the Company and the Company Entities, including in connection with the matters contemplated by Section 7.11; provided that such access does not unreasonably interfere with the normal operations of the Company, the Company Entities or their Affiliates or extend to any information that is subject to any applicable attorney-client, work product or other privilege (provided, that each party shall cooperate to enter into any mutually agreeable arrangements, including the potential entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege claimed). The information provided pursuant to this Section 7.9 will be governed by the applicable terms and conditions of the Non-Disclosure Agreement while in effect. Notwithstanding anything to the contrary in this Section 7.9, Acquiror shall not, and shall cause its Representatives not to, conduct, prior to the Closing, without the prior written consent of the Company, which consent the Company may grant or withhold in its sole discretion, any sampling, testing or other intrusive indoor or outdoor investigation at or in connection with the Real Property or any other property associated or affiliated in any way with the businesses or operations of the Company or the Company Entities. Notwithstanding anything herein to the contrary, prior to the Closing, Acquiror shall not (and shall not knowingly permit any of its employees, agents, Representatives to) knowingly contact any customer, supplier, distributor, contractor, lender or other material business relation of the Company or any Company Entity in connection with the Merger without the prior written consent of the Company (not to be unreasonably delayed, conditioned or withheld) (it being understood, for the avoidance of the doubt, this Section 7.9 shall not prohibit Acquiror or any of its employees, agents, or other Representatives from contacting in the ordinary course any customer, supplier, distributor, contractor, lender or other material business relation of the Company to the extent unrelated to the Company or any Company Entity or the transactions contemplated by this Agreement). No information or knowledge obtained in any investigation conducted pursuant to this Section 7.9 or otherwise shall affect or be deemed to qualify, limit, waive, modify, amend or supplement any representation or warranty contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under or arising out of a breach of this Agreement.

7.10 Notification of Certain Matters. During the Pre-Closing Period, the Company shall give prompt notice to Acquiror of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time such that the condition contained in Section 2.2(b)(ii) would not reasonably be expected to be satisfied; and (b) any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the condition contained in Section 2.2(b)(i) would not reasonably be expected to be satisfied; provided, however, that (i) the delivery of any notice pursuant to this Section 7.10 shall not (A) limit or otherwise affect any remedies available to the party receiving such notice or (B) constitute an acknowledgment or admission of a breach of this Agreement and (ii) the Company’s obligations, actions or inactions pursuant to this Section 7.10 shall be deemed excluded for purposes of determining whether the condition set forth in Section 2.2(b)(i) has been satisfied. For the avoidance of doubt, no disclosure by or on behalf of the Company pursuant to this Section 7.10 shall affect or be deemed to qualify, limit, waive, modify, amend or supplement any representation, warranty or covenant contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under this Agreement, except to the extent set forth in the Disclosure Schedule or expressly waived in writing pursuant to the terms of this Agreement.

7.11 Preparation and Delivery of Required Financial Statements.

(a) For purposes of this Agreement, the “Relevant Financial Statements” shall mean the consolidated balance sheets of the Company and the Company Entities as of March 31, 2023, and the related consolidated statements of stockholders’ equity, income, comprehensive income and cash flows of the Company and the Company Entities for the fiscal year ended March 31, 2023, together with all notes and schedules thereto, in each case, prepared in accordance with HKFRS (except as may be specifically indicated in the notes thereto). The Company has engaged KPMG (or another independent certified public accounting firm registered with the PCAOB that is acceptable to Acquiror in its reasonable discretion, the “Audit Firm”) to perform an audit of the Relevant Financial Statements (the “Audit”). The Company shall cause the Audit Firm to complete the Audit and to deliver to the Company an unqualified opinion (excluding any scenario where the audit opinion is qualified due to no presentation of comparative information) from the Audit Firm with respect to the Relevant Financial Statements (the Relevant Financial Statements as so audited by the Audit Firm and accompanied by such unqualified opinion of the Audit Firm with respect thereto, the “Required Audited Financial Statements”) as soon as reasonably practicable following the Agreement Date. As promptly as reasonably practicable, and in any event by no later than December 15, 2023, the Company shall cause the Audit Firm to complete an audit of the Relevant Financial Statements (except that such Relevant Financial Statements shall be prepared in accordance with IFRS as opposed to HKFRS (except as may be specifically indicated in the notes thereto)) and to deliver to the Company an unqualified opinion (excluding any scenario where the audit opinion is qualified due to no presentation of comparative information) from the Audit Firm with respect thereto. Notwithstanding the foregoing, in the event that the Closing is scheduled to on or after December 15, 2023, the defined terms “Relevant Financial Statements” and “Required Audited Financial Statements” and “Required Financial Statements” shall be deemed to include, and shall include, such financial statements prepared in accordance with IFRS as opposed to HKFRS. Notwithstanding the foregoing, in the event that the Closing is scheduled to occur more than eighty-five (85) days after March 31, 2024, (x) no later than June 15, 2024, the Company shall deliver an audited balance sheet and the related consolidated statements of stockholders’ equity, income, comprehensive income and cash flows of the Company and the Company Entities as of and for the fiscal year ended March 31, 2024 together with an unqualified opinion (excluding any scenario where the audit opinion is qualified due to no presentation of comparative information) from the Audit Firm with respect thereto, which shall be prepared in accordance with IFRS as opposed to HKFRS, and (y) the defined terms “Relevant Financial Statements” and “Required Audited Financial Statements” and “Required Financial Statements” shall be deemed to include, and shall include, such financial statements referenced in the foregoing clause (x).

(b) (i) As promptly as reasonably practicable, and in any event by no later than December 15, 2023, the Company shall prepare and deliver to Acquiror an unaudited consolidated balance sheet of the Company and the Company Entities as of June 30, 2023 and September 30, 2023, and an unaudited statement of stockholders’ equity, income and cash flow for the three (3)-month interim period ended on each such date and the six (6)-month interim period ended on September 30, 2023, and (ii) as promptly as reasonably practicable, and in any event within sixty (60) days following the end of each subsequent calendar quarter ending on or after the Agreement Date the Company shall prepare and deliver to Acquiror an unaudited consolidated balance sheet of the Company and each Company Entity as of the end date of each such calendar quarter, and an unaudited statement of stockholders’ equity, income and cash flow for the cumulative interim period from the previous fiscal year end through the completed quarter (i.e. 3-month, 6-month, or 9-month financials, as and to the extent applicable) (the “Unaudited Interim Financial Statements”, and together with the Required Audited Financial Statements described in Section 7.11(a), the “Required Financial Statements”), which Unaudited Interim Financial Statements shall be reviewed in accordance with Statement on Auditing Standards Nos. 100 and 116, as applicable, and the applicable rules and regulations promulgated by the SEC for interim financial information, including Regulation S-X and Rule 3-05 thereunder, and prepared in accordance with IFRS, applied on a consistent basis throughout the periods indicated (subject to normal year-end audit adjustments (none of which is expected to be, individually or in the aggregate, material)).

(c) The Company shall cooperate promptly with, and use its reasonable best efforts to cause its Affiliates and its and their Representatives (including the Audit Firm) to cooperate promptly with, Acquiror and its Representatives in connection with the preparation of the Required Financial Statements and to consider, and use its reasonable best efforts to cause the Audit Firm to consider, in good faith all of Acquiror’s reasonable comments in connection therewith, assist, and use its reasonable best efforts to cause its Representatives (including the Audit Firm) to assist, as promptly as reasonably practicable, Acquiror and its Representatives in connection with the preparation of any filings, documents, or other materials, including any pro forma financial statements, that may be reasonably requested by Acquiror in connection with Acquiror’s reporting obligations or public offerings under applicable federal securities Laws, including all applicable requirements of the Exchange Act and Regulation S-X. Without limiting the foregoing, the Company shall cause the Audit Firm to deliver to the Company a consent letter of the Audit Firm for the filing of the Required Financial Statements with the SEC (if such filing is required by applicable Law), such letter to be in form and substance acceptable to Acquiror (acting reasonably), that is customary in scope and substance for letters delivered by independent public accountants in connection the filing of a Current Report on Form 8-K in connection with a merger or such other filings with the SEC as may be required.

7.12 Director and Officer Insurance and Indemnity.

(a) Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, and (ii) contains coverage terms comparable to or better than those applicable to the current directors and officers of the Company and each Company Entity (the “Company D&O Tail Policy”). The Surviving Company (following the Effective Time) and Acquiror shall not cancel (or permit to be cancelled) the Company D&O Tail Policy during its term.

(b) Subject to Section 9.2(b), if the Merger is consummated, until the sixth (6th) anniversary of the Closing Date, the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the Agreement Date that are Made Available and set forth in the Disclosure Schedule with respect to claims arising out of matters occurring at or prior to the Effective Time. Any claims for indemnification made under such indemnification agreements or the certificate of incorporation or bylaws of the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(c) For the avoidance of doubt, and notwithstanding anything herein to the contrary, Acquiror shall be under no obligation to maintain the existence of the Surviving Company for any specified period following the Effective Time; provided that, if the Surviving Company or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of the Surviving Company set forth in this Section 7.12.

(d) This Section 7.12 (i) is intended to benefit each of the Company Indemnified Parties and their respective heirs as third party beneficiaries under this Agreement, (ii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquiror or the

Surviving Company first arising after the earlier of the Closing Date and the termination of this Agreement, by contract or otherwise, and (iii) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 7.12 without the written consent of such affected Company Indemnified Party.

7.13 Pre-Closing Distribution. Prior to the Closing, but in no event earlier than five (5) Business Days prior to the Closing, the Company shall effectuate one or more cash distributions (in a tax-efficient manner and otherwise structured in a manner determined by the Company substantially consistent with the structure agreed by the parties hereto prior to the Agreement Date) such that the Company and the Company Entities have less than $6,000,000 in cash and cash equivalents as of the Effective Time (the “Pre-Closing Distribution”). The documentation and approvals of the Pre-Closing Distribution shall be provide to Acquiror (or its counsel) reasonably prior to the execution thereof, and the Company shall consider in good faith any reasonable comments that are made by Acquiror.

ARTICLE VIII

PRE-CLOSING TERMINATION OF AGREEMENT

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing only:

(a) by mutual agreement of the Company and Acquiror;

(b) by Acquiror if the Requisite Shareholder Approval shall not have been obtained by the Company through the Shareholder Written Consent and delivered to Acquiror within twelve (12) hours after the execution and delivery of this Agreement by the parties hereto;

(c) by Acquiror or the Company if the Closing Date shall not have occurred by April 29, 2024 (the “End Date”); provided, however, that if on the End Date, the conditions set forth in Section 2.2(a)(ii) (solely if the applicable Law or Order is attributable to an Antitrust Law or Direct Investment Law) or Section 2.2(a)(iii) shall not have been satisfied or waived, but all other conditions set forth in Section 2.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), then the End Date shall be automatically extended to October 29, 2024; provided further, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes material breach of this Agreement;

(d) by either Acquiror or the Company if any Law or final and non-appealable Order shall be in effect which has the effect of making the Merger illegal or otherwise prohibits or prevents consummation of the Merger;

(e) by Acquiror if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty (30) days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(b)(i) and 2.2(b)(ii) for the benefit of Acquiror are incapable of being satisfied on or before the End Date; or

(f) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Acquiror contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty

(30) days after written notice thereof to Acquiror; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(c)(i) and 2.2(c)(ii) for the benefit of the Company are incapable of being satisfied on or before the End Date.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, or the Company, or their respective Representatives, if applicable; provided, however, that each party hereto shall remain liable for any Willful Breach of this Agreement, any of the Related Agreements, or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided further, however, that, the provisions of Sections 7.7 (Third Party Expenses), 10.1(b) (Exculpation and Indemnification of Securityholder Representative), 11.3 (Confidentiality), 11.4 (Public Disclosure), Article XI (General Provisions) and this Section 8.2 (in each case including the respective meanings ascribed to the capitalized terms used in such Sections as defined in this Agreement) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX

POST-CLOSING INDEMNIFICATION

9.1 Survival.

(a) Company Representations. The representations and warranties of the Company set forth in Article III or in any representation or warranty in any certificate or other document delivered by the Company pursuant to Section 2.2(b)(xix) or Section 2.2(b)(xx) shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is twelve (12) months following the Closing Date (the “Expiration Date”); provided, however, that the representations and warranties of the Company set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Enforceability), Section 3.5 (other than Section 3.5(e) and Section 3.5(h)) (Company Capital Structure), and Section 3.23 (Certain Third Party Expenses) (collectively, together with the Tax Representations, the “Fundamental Representations”) or in any corresponding representation and warranty set forth in the certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(xx) shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is six (6) years following the Closing Date; provided, further, that the representations and warranties of the Company set forth in Section 3.9 (Tax Matters) (the “Tax Representations”) or in any corresponding representation and warranty set forth in the certificate delivered by the Company pursuant to Section 2.2(b)(xx) with respect to Section 3.9 (Tax Matters) shall survive until 11:59 p.m. (Prevailing Pacific Time) on the date that is sixty (60) days after the expiration of the longest statute of limitations applicable to the Taxes addressed by such representation or warranty, after giving effect to any waiver, mitigation, tolling or extension thereof; provided, further, that in the event of a Bad Act with respect to any such representation or warranty, such representation or warranty shall survive until 11:59 p.m. (Prevailing Pacific Time) on the longer of the date that is six (6) years following the Closing Date and sixty (60) days after the expiration of the statute of limitations applicable to such Bad Act; provided, further, that all such representations and warranties of or made on behalf of the Company shall survive beyond the Expiration Date or other survival periods specified above with respect to any inaccuracy therein or breach thereof if a Claim Notice is validly delivered pursuant to Section 9.4 prior to the expiration of the survival period for such representation or warranty, in which case such representation or warranty shall survive as to such claim until such claim has been finally resolved in accordance with this Article IX.

(b) Acquiror Representations. The representations and warranties of Acquiror and Merger Sub contained in this Agreement or in any certificate or other instrument delivered pursuant to Section 2.2(c)(iii) shall terminate at, and not survive, the Closing.

(c) Agreement Controls. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, it is the intention of the parties hereto that the respective survival periods and termination dates set forth in this Section 9.1 supersede any applicable statutes of limitations that would otherwise apply to such representations, warranties, certifications, covenants, and agreements.

9.2 Indemnification.

(a) From and after the Effective Time and by virtue of the Merger, the Indemnifying Parties agree, severally and not jointly, to indemnify and hold harmless Acquiror and its Affiliates (including the Surviving Company) (collectively, the “Indemnified Parties”) from and against all Losses, paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any Third Party Claims), directly or indirectly resulting from, arising out of, or relating to, or in connection with any of the following:

(i) (x) any breach of, or inaccuracy in, as of the execution and delivery of this Agreement or as of the Effective Time (as though made as of such time), any representation or warranty of the Company contained in this Agreement (other than the Fundamental Representations), or any breach of, or inaccuracy in, any representation or warranty in any certificate delivered by, or on behalf of, the Company pursuant to this Agreement with respect to any such representation or warranty, or (y) any Action, including the investigation, defense, prosecution, or settlement thereof, if the facts and allegations of such Action would give the Indemnified Parties a right to indemnification under clause (x) of this Section 9.2(a)(i) if such facts and allegations were accurate;

(ii) (x) any breach of, or inaccuracy in, as of the execution and delivery of this Agreement or as of the Effective Time (as though made as of such time), any Fundamental Representation, or any breach of, or inaccuracy in, any representation or warranty in any certificate delivered by, or on behalf of, the Company pursuant to this Agreement with respect to any such representation or warranty, (y) any breach of, or inaccuracy in, as of the execution and delivery of the Contribution Transfer Agreement or as of the Closing Date (as defined in the Contribution Transfer Agreement and as though made as of such time), any representation or warranty of New Light (BVI) or Taiwan Cloud Light contained in the Contribution Transfer Agreement, or any breach of, or inaccuracy in, any representation or warranty in any certificate delivered by, or on behalf of, New Light (BVI) or Taiwan Cloud Light pursuant to the Contribution Transfer Agreement with respect to any such representation or warranty or (z) any Action, including the investigation, defense, prosecution, or settlement thereof, if the facts and allegations of such Action would give the Indemnified Parties a right to indemnification under clause (x) or (y) of this Section 9.2(a)(ii) if such facts and allegations were accurate;

(iii) any breach of, default in, or failure by (x) the Company or the Securityholder Representative to perform or comply with any of its covenants or agreements set forth in this Agreement (in the case of the Company, that require performance at or prior to the Effective Time) or (y) New Light (BVI) or Taiwan Cloud Light to perform or comply with any of its covenants or agreements set forth in the Contribution Transfer Agreement;

(iv) any inaccuracy in any information or calculations set forth in the Payment Spreadsheet;

(v) any Liabilities relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code;

(vi) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any Equityholder and Indemnity Claim Matter (other than the matter disclosed in Section 3.14(h) of the Disclosure Schedule);

(vii) except to the extent reflected in the calculation of the Unpaid Pre-Closing Taxes in the final determination of the Post-Closing Statement, any Pre-Closing Taxes;

(viii) any Bad Act committed by the Company or any of its Representatives; and

(ix) any matter set forth on Schedule 9.2(a)(ix).

(b) No Indemnifying Party (including any officer or director of the Company or any Company Entity) shall have any right of contribution, indemnification or right of advancement from any Indemnified Party with respect to any Loss to the extent such Loss is indemnified or otherwise due and payable by such Indemnifying Party under this Article IX.

(c) Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Total Closing Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law.

(d) From and after the Effective Time and by virtue of the Merger, this Article IX shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties in connection with this Agreement; provided, however, that (i) this Section 9.2(d) shall not be deemed a waiver by any party of, or any limitation on, any right to specific performance or injunctive relief pursuant to Section 11.9 or any right or claim under or related to any Related Agreement or other Contract (other than this Agreement, the certificates delivered pursuant to this Agreement and the Contribution Transfer Agreement), and (ii) nothing in this Agreement shall limit the liability of an Indemnifying Party (and this Article IX shall not be the sole and exclusive remedy in respect of such Indemnifying Party) in connection with a Bad Act committed by such Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing.

(e) For purposes of this Article IX only, when determining the amount of Losses suffered by an Indemnified Party as a result of any, or whether there occurred any, breach or inaccuracy of a representation or warranty that is qualified or limited in scope as to materiality or Company Material Adverse Effect or similar qualification, such representation or warranty shall be deemed to be made without such qualification or limitation; provided, however, that (i) the word “Material” in the defined term “Material Contract” and (ii) the word “Material” in the defined term “Company Material Adverse Effect” as such term is used in Section 3.8(a), shall in each case not be so disregarded pursuant to this Section 9.2(e).

(f) In the event an Indemnified Party has suffered a Loss which would give rise to a right to be indemnified under more than one of the subclauses of Section 9.2(a), as applicable, such Indemnified Party shall be entitled to make a claim for such Losses under any and all such applicable subclauses; provided that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, in no event shall any Indemnified Party be entitled to any double recovery with respect to any particular Loss or claim. For the avoidance of doubt, nothing in this Agreement shall require any Indemnified Party to make any claim under this Article IX and, subject to the survival periods set forth in Section 9.1, no such claim shall be waived or otherwise prejudiced as a result of any delay in making such claim.

(g) The rights of the Indemnified Parties to indemnification, compensation, reimbursement, or payment of Losses or any other remedy under this Agreement shall not be affected by any investigation or examination conducted with respect to, or any knowledge possessed or acquired (or capable of being possessed or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, by or on behalf of any of the Indemnified Parties or any of their Affiliates or any of their respective Representatives with respect to the accuracy or inaccuracy or breach of, or compliance with, any representation, warranty, certification, covenant, or any other matter. The waiver of any of the conditions set forth in Sections 2.2(b)(i) or 2.2(b)(ii) will not affect the right to indemnification, compensation, reimbursement, or payment of Losses, or any other remedy based on any representation, warranty, certification, covenant, or agreement. Except with respect to a claim based on Fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, certification, or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation, reimbursement, or payment hereunder.

9.3 Limitations on Indemnification.

(a) Baskets. Subject to Section 9.3(e), no Indemnified Party shall be entitled to recover any Losses pursuant to a claim under Section 9.2(a)(i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained (i) Losses in respect of such claim, or series of one or more claims arising from the same or similar facts or circumstances as such claim, in an amount exceeding $50,000 (the “Mini-Basket”) and (ii) the total amount of all Losses in respect of claims under Section 9.2(a)(i) exceed $2,000,000 in the aggregate (the “Deductible Amount”), in which case the Indemnified Parties shall be entitled to recover all Losses in excess of (but not including) the Deductible Amount. For the avoidance of doubt any such claim not exceeding the Mini-Basket shall not aggregate and shall be excluded from the calculation of the Deductible Amount.

(b) Indemnification Caps.

(i) Subject to Section 9.3(e), each of the Indemnified Parties’ sole and exclusive source of recovery for claims under Section 9.2(a)(i) and Section 9.2(a)(v) shall be recourse against and recovery from the Escrow Fund.

(ii) Subject to Section 9.3(e), the maximum liability of each Indemnifying Party for indemnification claims under Section 9.2(a) shall be limited, in the aggregate, to a dollar amount equal to the sum, without duplication, of (A) the cash paid or payable to such Indemnifying Party (or his, her, or its designee, assignee, transferee, or successor in interest), including his, her, or its aggregate Pro Rata Portion of the Escrow Amount and the Expense Fund Amount (assuming full release thereof), plus (B) any and all amounts deducted or withheld in respect of Taxes with respect to such Indemnifying Party.

(c) The amount of any Loss payable under this Article IX by an Indemnifying Party shall be reduced by any amounts actually recovered by the Indemnified Party from insurance policies, net of the following: (i) reasonable and documented third party costs and expenses (including Taxes) incurred by such Indemnified Party or its Affiliates and its and their respective Representatives in procuring such recovery; (ii) a reasonable estimate of any increases in premiums or premium adjustments to the extent attributable to such recovery; and (iii) deductibles and other amounts incurred in connection with such recovery; provided, however that, other than with respect to the Company D&O Tail Policy, the Indemnified Parties shall have no obligation to seek recovery under any insurance policies or to maintain any insurance policies for any period of time.

(d) The Indemnified Parties shall, to the extent required by applicable Law, use commercially reasonable efforts to mitigate Losses indemnifiable under this Article IX; provided, however, that, notwithstanding the foregoing or anything else herein to the contrary, other than with respect to the Company D&O Tail Policy, in no event shall any of the Indemnified Parties be required to assert any claim or otherwise seek recourse against any current or former insurers, insurance policies, employees, customers, suppliers, or resellers or other channel partners.

(e) Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit (i) the liability of an Indemnifying Party in connection with any claim based on a Bad Act committed by such Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing, or (ii) the right of any Indemnified Party to pursue remedies under or related to any Related Agreement (other than certificates delivered pursuant to this Agreement and the Contribution Transfer Agreement) against the parties thereto.

9.4 Claim Procedures.

(a) Subject to the limitations set forth in Section 9.3, in the event any Indemnified Party wishes to assert a claim under this Article IX, Acquiror shall deliver to the Securityholder Representative a written claim notice signed by one of its authorized representatives (a “Claim Notice”): (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) to the extent reasonably available, specifying a good faith estimate of such Losses in reasonable detail, the date that each such Loss was paid, incurred, suffered or sustained, and the basis for such anticipated Losses, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant or other indemnifiable matter. A Claim Notice may be updated from time to time by the party delivering such Claim Notice to reflect any change in circumstances following the date thereof. A failure to give complete, accurate, or, subject to the survival periods set forth in Section 9.1, timely notice of a Claim Notice will not affect the rights or obligations of any Indemnified Party hereunder. If a claim under this Article IX may be brought under different or multiple sections, clauses or sub-clauses of Section 9.2(a) (or with respect to different or multiple representations, warrants or covenants), then the applicable Indemnified Parties shall have the right to bring such claim under any or each such section, clause, subclauses, representation, warranty or covenant (each a “Subject Provision”) that it chooses and the Indemnified Parties will not be precluded from seeking indemnification under any Subject Provision by virtue of the Indemnified Parties not being entitled to seek indemnification under any other Subject Provision.

(b) If the Securityholder Representative (on behalf of the Indemnifying Parties) shall not object in writing within thirty (30) days of delivery of a Claim Notice (the “Objection Deadline”) by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances known to the Indemnifying Parties supporting an objection to the applicable claim (a “Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Securityholder Representative (on behalf of the Indemnifying Parties) that the applicable Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Claim Notice (an “Unobjected Claim”). In such event, the Losses that are Losses for which the Indemnifying Parties are entitled payment under the Unobjected Claim shall be satisfied in accordance with Section 9.6.

9.5 Resolution of Objections to Claims.

(a) If the Securityholder Representative objects in writing to any claim or claims by an Indemnified Party made in a Claim Notice by delivering a timely Claim Objection Notice prior to the Objection Deadline, Acquiror and the Securityholder Representative shall attempt in good faith for thirty (30) days after the delivery of such Claim Objection Notice to resolve such objection. If Acquiror and the Securityholder Representative resolve and come to an agreement regarding the claim(s) made in the Claim Objection Notice, a memorandum setting forth such agreement (such memorandum or other form of settlement documentation mutually agreed, the “Settlement Memorandum”) shall be prepared and signed by both parties. The Settlement Memorandum shall be final and conclusive and binding on the Indemnifying Parties and the Indemnified Parties. In such event, the Losses that are Losses for which the Indemnified Parties are entitled payment under the Settlement Memorandum shall be satisfied in accordance with Section 9.6.

(b) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after the Indemnified Party’s receipt of such written objection (or such later date as may be agreed in writing by Acquiror and the Securityholder Representative), either Acquiror or the Securityholder Representative may commence arbitration proceedings pursuant to Section 11.11.

9.6 Satisfaction of Claims.

(a) Subject to the other applicable provisions regarding indemnification contained in this Article IX, and except as may be provided otherwise in the Holder Support Agreements, if the Indemnifying Parties are obligated to reimburse or compensate the Indemnified Parties for any Losses in connection with a claim by any of the Indemnified Parties under Section 9.2(a), other than Section 9.2(a)(vii) solely with respect to Specified Tax Matters, then indemnification for such Losses shall, subject to the applicable limitations, if any, set forth in this Article IX, be satisfied first from the then-remaining portion of the Escrow Fund, with each Indemnifying Party bearing his, her, or its Pro Rata Portion of such Losses through forfeiture of his, her, or its interest in any then-remaining cash in the Escrow Fund and, second by asserting claims to recover directly against one or more Indemnifying Parties, in each case, subject to the limitations set forth in this Article IX.

(b) In the event of an Unobjected Claim or a Settlement Memorandum, Acquiror and the Securityholder Representative shall, as promptly as practicable thereafter (and in any event within two (2) Business Days thereafter), deliver a joint written instruction to the Escrow Agent to release to Acquiror from the Escrow Fund an amount of cash equal to the amount of Losses set forth in the Unobjected Claim or Settlement Memorandum, as applicable. If the cash then remaining in the Escrow Fund is insufficient to cover the full amount of Losses set forth in such Unobjected Claim or set forth in a Settlement Memorandum, then, subject to the applicable limitations, if any, set forth in this Article IX, each Indemnifying Party shall, within fifteen (15) Business Days, pay Acquiror an amount in cash equal to such Indemnifying Party’s Pro Rata Portion of such Losses that are in excess of the cash then-remaining in the Escrow Fund solely to the extent such Indemnifying Party is liable to pay such excess amount hereunder.

9.7 Third Party Claims.

(a) In the event that an Indemnified Party becomes aware of written third-party claim against such Indemnified Party that constitutes a matter for which either (a) such Indemnified Party is entitled to indemnification, compensation, or reimbursement under Section 9.2(a), or (b) if determined adversely to an Indemnified Party, would provide a basis for a claim under any of the matters indemnifiable under Section 9.2(a) (each, a “Third Party Claim”), Acquiror shall, promptly after become aware of such Third Party Claim, notify the Securityholder Representative of such claim and provide a reasonable description thereof; provided that failure to so notify shall not affect the rights of any Indemnified Party under this Article IX, except to the extent that the Indemnified Parties are actually materially prejudiced thereby. Acquiror shall have the right in its sole and absolute discretion to select counsel, conduct (and, if necessary assume) the defense and prosecution of, and to settle or resolve any such Third Party Claim; provided that notwithstanding the foregoing, Acquiror shall not agree to any settlement or final compromise of any Third Party Claim involving non-monetary remedies applicable to the Indemnifying Parties or any assignment of criminal guilt or responsibility to any Indemnifying Party without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed). Subject to the execution by the Securityholder Representative of Acquiror’s (and, if required, such third party’s) standard non-disclosure agreement, Acquiror shall furnish to the Securityholder Representative, upon its reasonable request, (x) copies of any summons, complaint or other pleading which may have been served on such party, (y) any written claim, demand, invoice, billing or other document evidencing or asserting the same and (z) any other material written communications between the parties requested by the Securityholder Representative as the Indemnified Parties may have with respect to such Third Party Claim, except, with respect to each of the foregoing clauses (x), (y) and (z), to the extent the furnishing thereof would, in the reasonable discretion of Acquiror, cause the loss of any attorney-client privilege, attorney work product privilege, or other privilege or similar benefit. In addition, Acquiror will consider in good faith any reasonable proposals made by the Securityholder Representative with respect to such Third Party Claim.

(b) Except with the consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned, or delayed, and which shall be deemed to have been given unless the Securityholder Representative shall have objected in writing within ten (10) Business Days after a written request for such consent by Acquiror, the amount paid in the settlement or resolution of any such Third Party Claim to the third-party claimant shall not be determinative of the amount of Losses relating to such matter. In the event that the Securityholder Representative has consented to (or shall have been deemed to have consented to) any such settlement or resolution: (i) neither the Securityholder Representative nor the Indemnifying Parties shall have any power or authority to object under any provision of this Article IX to the amount of any claim by or on behalf of any Indemnified Party against the Escrow Fund or directly against such Indemnifying Parties for indemnity with respect to such settlement or resolution.

9.8 Distribution of the Escrow Fund. On or prior to the date that is five (5) Business Days after the Expiration Date, Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Escrow Fund to the Paying Agent (for further distribution to the Indemnifying Parties) that amount of cash equal to (a) the cash then-remaining in the Escrow Fund, less (b) any amount of interest or other income due and payable to Acquiror under the Escrow Agreement but not yet paid (which shall be distributed to Acquiror), less (c) the aggregate amount of cash that Acquiror determines (acting reasonably) is necessary to serve as security for pending claims specified in Claim Notices duly delivered prior to the end of the Expiration Date that have not been resolved prior to the Expiration Date (the “Escrow Release Amount”), and the Paying Agent shall pay or cause to be paid to the Indemnifying Parties their respective Pro Rata Portion of any cash so released from the Escrow Fund using the same payment method used to pay the Merger Consideration to such Indemnifying Party at the Closing and in accordance with the terms of the Escrow Agreement, unless notified in writing by the Securityholder Representative of an alternative payment method prior to the Expiration Date. Upon the resolution of all pending claims for which a portion of the Escrow Fund was withheld and retained in the Escrow Fund, and after any distributions from the Escrow Fund to the Indemnified Parties in accordance with this Article IX, Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Escrow Fund to the Paying Agent (for further distribution to the Indemnifying Parties) that amount of cash equal to (x) the cash then-remaining in the Escrow Fund, less (y) any amount of interest or other income due and payable to Acquiror under the Escrow Agreement but not yet paid (which shall be distributed to Acquiror), and the Paying Agent shall pay or cause to be paid to the Indemnifying Parties their respective Pro Rata Portion of any cash so released from the Escrow Fund using the same payment method used to pay the Merger Consideration to such Indemnifying Party at the Closing and in accordance with the terms of the Escrow Agreement, unless notified in writing by the Securityholder Representative of an alternative payment method prior to the Expiration Date.

ARTICLE X

SECURITYHOLDER REPRESENTATIVE

10.1 Appointment and Authority of Securityholder Representative

(a) By virtue of execution and delivery of a Holder Support Agreement by the Securityholders, and the adoption of this Agreement and the approval of the Merger by the Shareholders, and without any further action of any of the Securityholders or the Company, each of the Securityholders shall be deemed to have agreed to appoint, and hereby does appoint, Fortis Advisors LLC as the Securityholder Representative, to act as its, his or her lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for all purposes in connection with this Agreement or any Related Agreement, including to: (i) to give and receive notices and communications in respect of all Relevant Matters, including in respect of any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (ii) to authorize or object to any claims hereunder, including those by any Indemnified Party; (iii) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (iv) consent or agree to any amendment to this Agreement at any time; (v) grant any extension or waiver under or in connection with this Agreement; and (vi) and to take all other actions that are either (A) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or in connection with this Agreement or any Securityholder Representative Engagement Agreement with the Securityholder Representative, or (B) specifically mandated, permitted, or contemplated by the terms of this Agreement, in each case of clauses (i) through (v), without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein, in the Escrow Agreement, in the paying agent agreement or in the Securityholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholder Representative in any other ancillary agreement, schedule, exhibit or the Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Securityholder Representative may resign at any time. The Person serving as the Securityholder Representative may be replaced from time to time by a vote of the Persons then holding a Pro Rata Portion greater than two-thirds (2/3) of the aggregate of all Pro Rata Portions. The Securityholder Representative may resign at any time in accordance with the terms of the Securityholder Representative’s Securityholder Representative Engagement Agreement.

(b) Certain Indemnifying Parties have entered, or will enter, into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement (such Indemnifying Parties, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Securityholders agree that neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”) shall incur any liability of any kind with respect to any action or omission by the Securityholder Representative in connection with the Securityholder Representative’s services pursuant to this Agreement, the Escrow Agreement, the Securityholder Representative Engagement Agreement and any agreements ancillary hereto or thereto, except in the event of liability directly resulting from the Securityholder Representative’s fraud, gross negligence or willful misconduct. The Indemnifying Parties shall indemnify and defend the Securityholder Representative and hold the Securityholder Representative harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment and costs incurred in connection with seeking recovery from insurers) (collectively, “Securityholder Representative Expenses”) arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement, the Escrow Agreement, the Securityholder Representative Engagement Agreement and any agreements ancillary hereto or thereto, in each case as such Securityholder Representative Expense is suffered or incurred; provided that in the event that any such Securityholder Representative Expense is finally adjudicated to have been directly caused by the fraud, gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Indemnifying Parties the amount of such indemnified Securityholder Representative Expense to the extent attributable to such fraud, gross negligence or willful misconduct. If not paid directly to the Securityholder Representative Group by the Indemnifying Parties, any such Securityholder Representative Expenses may be recovered by the Securityholder Representative from (i) the funds in the Expense Fund and (ii) the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Indemnifying Parties; provided that while this Section 10.1(b) allows the Securityholder Representative Group to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Securityholder Representative Expenses as they are suffered or incurred, nor does it prevent the Securityholder Representative Group from seeking any remedies available to it at law or otherwise. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Securityholders or otherwise incur any financial liability to the Securityholders in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Securityholder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholders agree that the Securityholder Representative shall not be required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this Section 10.1(b). The foregoing immunities and indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing or the termination of this Agreement.

(c) A decision, act, consent or instruction of the Securityholder Representative under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement, including an amendment, extension or waiver of this Agreement pursuant to Section 11.5 or Section 11.6, shall constitute a decision of the Securityholders and shall be final, conclusive and binding upon the Securityholders and each such Securityholder’s successors as if expressly confirmed and ratified in writing by such Securityholder, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement or the Securityholder Representative Engagement Agreement are waived. Acquiror and the other Indemnified Parties may rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of the Securityholders. Acquiror and the other Indemnified Parties are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representative. The Securityholders agree that the Securityholder Representative shall be entitled to: (i) rely upon the Payment Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

ARTICLE XI

GENERAL PROVISIONS

11.1 Certain Interpretations; Definitions. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or to but not including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States of America. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For all purposes of this Agreement, Taiwan Cloud Light shall be deemed to be a subsidiary of the Company and a “Company Entity”. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to such terms in Annex A.

11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided that with respect to any notices deliverable to Securityholder Representative, such notices shall be delivered solely via email:

(a)	if to Acquiror, Merger Sub or the Surviving Company to:

Lumentum Holdings Inc.

1001 Ridder Park Drive

San Jose, CA 95131

Attention: Judy Hamel

E-mail: lumentumlegal@lumentum.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Rob Ishii & Rich Mullen

Email: rishii@wsgr.com; rich.mullen@wsgr.com

(b)	if to the Company (prior to the Closing), to:

c/o Cloud Light Technology Limited

Units 1515-1519, Building 19W

19 Science Park West Avenue

Hong Kong Science Park

Pak Shek Kok, New Territories, Hong Kong

Attention: Dennis Tong

Email: dennis.tong@cloudlight.com.hk

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2049 Century Park East, Suite 700

Los Angeles, CA 90067-3109

Attention: Chris Rose; Andrew P. Rocks

Email: chris.rose@morganlewis.com;

     andrew.rocks@morganlewis.com

(c)	if to the Securityholder Representative, to:

Fortis Advisors

Attention: Notices Department (Crius)

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2049 Century Park East, Suite 700

Los Angeles, CA 90067-3109

Attention: Chris Rose; Andrew P. Rocks

Email: chris.rose@morganlewis.com;

     andrew.rocks@morganlewis.com

All such notices and other communications shall be deemed to have been duly given or sent (i) one (1) Business Day following the date mailed if sent by overnight commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, or (ii) on the date on which delivered personally or by email transmission, as the case may be, and addressed as aforesaid. Any notice to be given to any Securityholder hereunder or under the Holder Support Agreements may be given to the Securityholder Representative.

11.3 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 7.9 or any information obtained pursuant to the notice requirements of Section 7.10, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Mutual Non-Disclosure Letter Agreement, dated October 27, 2022 (the “Non-Disclosure Agreement”), between the Company and Acquiror. Without limiting the foregoing, the Securityholder Representative shall maintain the confidentiality, and shall not disclose or use, any information provided to, or learned by, the Securityholder Representative in connection with the transactions contemplated hereby; provided, however, that, following the Closing, the Securityholder Representative shall be permitted to disclose information to its Representatives and the Indemnifying Parties, in each case, to the extent such Persons have a bona fide need to know such information in connection with the Securityholder Representative’s fulfillment of its duties under this Agreement and who are subject to confidentiality obligations at least as protective as the restrictions contained herein (provided that the Securityholder Representative shall be responsible and liable (as a principal and not as a guarantor) for any action taken or omissions made by its Representatives to whom it disclosed information that would have resulted in a violation or breach of the terms of this Agreement by its Representatives if such Representatives were a party to, and subject to the terms of, this Agreement as if such Person were the Securityholder Representative).

11.4 Public Disclosure. Acquiror and the Company agree to issue a mutually acceptable initial joint press release with respect to this Agreement and the transactions contemplated hereby. None of the Company or the Securityholder Representative or any of their respective Representatives shall issue any statement or communication (to the extent not previously issued or made in accordance with this Agreement) to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Acquiror, in each case, except to the extent (a) required by applicable Law, (b) reasonably required in order to obtain the consents and approvals required under or expressly contemplated by this Agreement, including the Requisite Shareholder Approval, and (c) such information is or becomes generally known to the public without violation of this Agreement, the Non-Disclosure Agreement or any other Contract or obligations restricting the disclosure of such information by such party.

11.5 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this Section 11.5, the Indemnifying Parties are deemed to have agreed that any amendment of this Agreement signed by the Securityholder Representative shall be binding upon and effective against the Indemnifying Parties whether or not they have signed such amendment.

11.6 Extension and Waiver. At any time prior to the Closing, Acquiror, on the one hand, and the Company and the Securityholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, and shall not constitute or give rise to an extension or waiver of any rights or obligations hereunder except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved). For purposes of this Section 11.6, the Indemnifying Parties are deemed to have agreed that any extension or waiver signed by the Company (if prior to Closing) or the Securityholder Representative (if after the Closing) shall be binding upon and effective against all Indemnifying Parties whether or not they have signed such extension or waiver.

11.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that upon prior written notice to the Securityholder Representative, Acquiror may assign its rights and delegate its obligations hereunder to its Affiliates as long as (i) Acquiror remains ultimately liable for all of Acquiror’s obligations hereunder (including for this purpose that Acquiror and its Affiliates are further liable for any and all Tax consequences associated with any such assignment) and (ii) Acquiror provides a guarantee of the performance of such Affiliate’s obligations and performance under this Agreement in form and substance reasonably satisfactory to the Securityholder Representative.

11.8 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.9 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, or any Securityholder, of any covenant, obligation or other agreement set forth in this Agreement or any Related Agreement, (i) each party shall be entitled, without any proof of actual damages

(and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b) Subject to Section 9.2(d), any and all remedies expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) The liability of any Indemnifying Party under Article IX will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based in connection with a claim of a Bad Act committed by such Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article IX, shall be deemed a waiver by any Indemnified party of any right or remedy which such Indemnified Party may have at law or in equity in connection with a claim of a Bad Act committed by such Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in connection with any such claim for Bad Act, (ii) the time period during which a claim for any such Bad Act may be brought, or (iii) the recourse which any such Indemnified Party may seek against any Indemnifying Party in connection with a claim of a Bad Act committed by such Indemnifying Party or of which such Indemnifying Party had actual knowledge prior to the Closing.

11.10 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law) (collectively, the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction; provided, however, that all matters related to the approval of the Merger by the Company, its board of directors and its shareholders and the effects of and consummation of the Merger shall be governed by the laws of the British Virgin Islands.

11.11 Arbitration. Any dispute, claim, or cause of action (whether based on contract, tort, or otherwise) that may result from, arise out of, be in connection with or relating to any Relevant Matters shall be finally settled by binding arbitration in New York, New York and shall be administered by the Judicial Arbitration and Mediation Services, Inc. pursuant to its Comprehensive Arbitration Rules and Procedures then in effect by three arbitrators, with each of Acquiror and the Company (or, if after the Closing, the Securityholder Representative) being entitled to appoint one arbitrator, and the third arbitrator to be nominated by such first two arbitrators (or, if such an agreement is not reached, with the third arbitrator (and any other arbitrator that a party fails to appoint) being appointed in accordance with such Rules). The language of the arbitration shall be English. The arbitrators shall apply the laws of the State of Delaware to the merits of any such dispute, claim, or cause of action (whether in contract, tort, or statute) in accordance with Section 11.10. The arbitrators shall have the power to decide all questions of arbitrability. The arbitrators shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding. At the request of either party, the arbitrators will enter an appropriate protective order to maintain the confidentiality of information produced or exchanged in the course of the arbitration proceedings. The award must be in writing and state the reasons on which it is based. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Notwithstanding anything to the contrary in this Section 11.11, any party may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or equitable relief without breach of this Section 11.11 and without any abridgment of the powers of the arbitrators in the event of acts or breaches of this Agreement that such party believes may cause irreparable harm or with respect to which such party believes monetary damages would not provide adequate compensation (it being understood the arbitrators shall have full authority to grant provisional remedies, to order a party to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitrators’ orders to that effect).

11.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER.

11.13 Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder; provided, however, that, notwithstanding anything herein to the contrary, (a) Article IX is intended to benefit the Indemnified Parties, each of whom is an express third party beneficiary thereof, and (b) Section 7.11 is intended to benefit the Company Indemnified Parties, each of whom is an express third party beneficiary thereof.

11.14 Counterparts. This Agreement may be executed by the manual or electronic signature (e.g., DocuSign) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Each party hereto agrees that the electronic signatures of the parties included in this Agreement (if any) are intended to authenticate this writing and to have the same force and effect as manual signatures, to the extent and as provided for under applicable Law. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.15 Non-Reliance. Acquiror and its Representatives (a) have had access to and the opportunity to review all of the documents Made Available in the data room maintained on behalf of the Company, and (b) has been afforded access to certain of the books and records, facilities and officers, managers, employees and other representatives of the Company for purposes of conducting a due diligence investigation with respect thereto. Acquiror has conducted an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, and, in making its determination to proceed with the transactions contemplated by this Agreement, Acquiror has relied solely on the results of such independent investigation and verification and on the representations and warranties expressly and specifically set forth in Article III, as qualified by the Disclosure Schedule, and in the Related Agreements. In connection with the execution and delivery of this Agreement and the Related Agreements, none of Acquiror, Merger Sub, the Company, any Securityholder, or any of their respective Representatives has relied on any other representation or warranty of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples), or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) such Person, in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other materials made available in certain “data rooms” or presentations, including “management presentations”), in each case, except for those representations and warranties contained in this Agreement or any Related Agreement that are for the express benefit of such Person.

11.16 Conflict Waiver. Morgan, Lewis & Bockius LLP (“MLB”) may serve as counsel to each and any of the Securityholders or the Securityholder Representative in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement (a “Related Action”)

notwithstanding such representation or any continued representation of any other Person (including the Securityholder Representative), and each of the parties hereto consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to and waive any conflict of interest arising from such representation. The decision to represent any of the Securityholders or the Securityholder Representative shall be solely that of MLB. Acquiror further agrees, on behalf of itself and the other Indemnified Parties, including, after the Closing, on behalf of the Company, that the Indemnified Parties will not, in any Action with respect to an indemnification claim under Section 9.2(a) or other Action arising out of, in connection with or relating to this Agreement or the Related Agreements, introduce, rely on or admit into evidence against the Indemnifying Parties or the Securityholder Representative any communications between or among any of the MLB, on the one hand, and the Surviving Company, any of the Indemnifying Parties, or any of their respective Representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any Related Agreement (“Transaction Matters”), which immediately before the Closing would be deemed to be an attorney-client privileged communication or privileged work product of MLB and would not be subject to compelled disclosure to Acquiror as a result of such communication being an attorney-client privileged communication or otherwise privileged in nature (“Relevant Privileged Materials”), in each case, unless such Relevant Privileged Materials reflects or demonstrates any Bad Act. For the avoidance of doubt, all Relevant Privileged Materials or other attorney-client privileged communications or privileged materials shall continue after the Closing to be attorney-client privileged communications or other privileged material of the Surviving Company with MLB and otherwise privileged in nature, as applicable. Notwithstanding the foregoing, and for the avoidance of doubt, nothing in this Section 11.16 shall limit any claim of, or serve as a waiver by Acquiror, the Surviving Company, or any other Indemnified Party of any right or remedy in connection with, any claim for Bad Act asserted by Acquiror, the Surviving Company, or any other Indemnified Party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

LUMENTUM HOLDINGS INC.

By:	/s/ Judy Hamel
Name:	/s/ Judy Hamel
Title:	Sr. Vice President, General Counsel and Secretary

CRIUS MERGER SUB INC.

By:	/s/ Judy Hamel
Name:	Judy Hamel
Title:	Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

CLOUD LIGHT OPTOELECTRONICS LIMITED

By:	/s/ Dennis Tak Kit TONG
Name:	Dennis Tak Kit TONG
Title:	Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

FORTIS ADVISORS LLC,
solely in its capacity as the Securityholder Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

CERTAIN DEFINED TERMS

1. Cross-Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below shall have the respective meaning therein defined:

Term	Section

280G Vote	7.1(b)(ii)
Actual Paid Tax Amount	7.5(d)(ii)
Acquiror	Preamble
Acquiror Prepared Return	7.5(a)
Adjustment Shortfall	2.4(d)(ii)
Adjustment Surplus	2.4(d)(iii)
Advisory Group	10.1(b)
Agreement	Preamble
Agreement Date	Preamble
Alternative Transaction	6.1
Amended Agreements	7.2(b)
Antitrust Approval	7.3(b)
Articles of Merger	1.1(a)
Audit	7.11(a)
Audit Firm	7.11(a)
Balance Sheet Date	3.6(a)
Books and Records	3.6(b)
Cancelled Shares	1.3(c)
Claim Notice	9.4(a)
Claim Objection Notice	9.4(b)
Closing	2.1
Closing Date	2.1
Closing Pay-Off Indebtedness	7.6(a)
Company	Preamble
Company Authorizations	3.16
Company Book-Entries	2.2(b)(xx)(B)
Company D&O Tail Policy	7.12(a)
Company Entities	3.1(c)
Company Entity	3.1(c)
Company Indemnified Parties	7.12(b)
Company Leases	3.10(b)
Company Material Adverse Effect	9.2(e)
Company Registered IP	3.12(a)(iii)
Company Returns	3.9(a)
Company Share Certificate	2.3(c)(iii)
Company Source Code	3.12(e)
Conflict	3.4
Contribution Transfer Agreement	Recitals
Current Balance Sheet	3.6(a)
Customer	3.20(b)
Deductible Amount	9.3(a)
Development	3.12(b)(i)
Director and Officer Resignation Letter	7.4(b)

Term	Section

Disclosure Schedule	Article III
Disputed Amounts	2.4(c)(iii)
Dissenting Share Payments	1.3(d)
Effective Time	1.1(a)
End Date	8.1(b)
Enforceability Limitations	3.2(b)
Environmental Permits	3.19(e)
EPIA	3.12(b)(i)
Escrow Agent	2.3(d)(ii)
Escrow Agreement	2.3(d)(ii)
Escrow Fund	2.3(d)(ii)
Escrow Release Amount	9.8
Estimated Total Consideration	2.4(a)
Exchange Documents	2.3(c)(iii)
Exchange Securityholder	2.3(c)(ii)
Expense Fund	2.3(d)(iii)
Expense Fund Release Amount	2.3(d)(iii)
Expiration Date	9.1(a)
Export Approvals	3.19(b)
Extraordinary Matters	7.7
Final Invoice	7.7(b)
Final Total Consideration	2.4(d)(i)
Financials	3.6(a)
Fundamental Representations	9.1(a)
Governing Documents	3.1(b)
HK SOP	3.5(c)
Holder Support Agreement	Recitals
Indemnified Parties	9.2(a)
Independent Accountant	2.4(c)(iii)
Interested Party	3.21
Interim Financials	3.6(a)
Investor Support Agreement	Recitals
Key Employee Agreements	Recitals
Labor Agreement	3.13(a)(ix)
Labor Entity	3.13(a)(ix)
Leased Real Property	3.10(b)
Letter of Transmittal	2.3(c)(ii)
Material Contract	3.13(b)
Merger	Recitals
Merger Sub	Preamble
Mini-Basket	9.3(a)
Mitigation Measure	7.3(d)
MLB	11.16
New Light	Recitals
New Light (BVI)	Recitals
Non-Disclosure Agreement	11.3
Objection Deadline	9.4(b)
OFAC	3.19(c)

Term	Section

Offer Documents	Recitals
Paying Agent	2.3(c)(i)
Payment Spreadsheet	2.3(a)
Payoff Letter	7.6
Plan of Merger	1.1(a)
PN7 Reporting	7.5(g)(i)
Post-Closing Statement	2.4(b)
Pre-Closing Actions	7.8
Pre-Closing Period	5.1
Pre-Closing Statement	2.4(a)
Pre-Closing Tax Refund	7.5(d)
Prime Gain	Recitals
Privileged Communications	11.16
Proprietary Information Agreements	3.12(b)(i)
Real Property	3.10(b)
Registrar	1.1(a)
Regulatory Approvals	2.2(a)(iii)
Related Action	11.16
Relevant Financial Statements	7.11(a)
Relevant Matters	11.10
Relevant Privileged Materials	11.16
Required Audited Financial Statements	7.11(a)
Required Financial Statements	7.11(b)
Requisite Shareholder Approval	3.2(a)
Resolution Period	2.4(c)(ii)
Restrictive Covenant Agreement	Recitals
Review Period	2.4(c)(i)
Sanctions	3.19(c)
Section 280G Payments	7.1(b)(i)
Section 338 Election	7.5(e)
Section 409A	3.9(o)(i)
Security Incident	3.12(p)
Securityholder Representative	Preamble
Securityholder Representative Engagement Agreement	10.1(b)
Securityholder Representative Expenses	10.1(b)
Securityholder Representative Group	10.1(b)
Settlement Memorandum	1.1(a)
Shareholder Written Consents	Recital
Social Media Account Names	3.12(m)
Statement of Objections	2.4(c)(ii)
Subject Provision	9.4(a)
Surviving Company	1.1(a)
Taiwan Cloud Light	Recitals
Tax Attribute	3.9(u)
Tax Contest	7.5(b)
Tax Incentive	3.9(k)
Tax Representations	9.1(a)

Term	Section

TCL Contribution	3.1(c)
Terminated Agreements	7.2(b)
Third Party Claim	9.7(a)
Third Party Expenses	7.7(a)
Top Supplier	3.20(a)
Trade Laws	3.19(b)
Unaudited Interim Financial Statements	7.11(b)
Undisputed Amounts	2.4(c)(iii)
Unpaid Pre-Closing Tax Surplus	7.5(d)(ii)
Unobjected Claim	9.4(b)
Withholding Agent	2.5
Year-End Financials	3.6(a)

2. Certain Defined Terms. In addition to the terms set forth in Section 1 of this Annex A, the following terms set forth below shall have the respective meaning herein defined:

“2020 Tax Acts” means the Families First Coronavirus Response Act (Pub. L. 116-127), the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), any similar provision of applicable Law, and any executive order or presidential memorandum deferring the withholding or payment of any payroll Taxes in connection with the 2019 novel coronavirus (COVID-19), including any Treasury regulations or other official guidance promulgated under any of the foregoing.

“Accounting Principles” means a determination in accordance with US GAAP and using the same accounting principles, practices, procedures, policies and methods as, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of, the Financials; provided that, if there is a conflict between HK GAAP (or, in the case of Taiwan Cloud Light, Taiwan GAAP) and such principles, practices, procedures, policies, methods, classifications, judgments, inclusions, exclusions and valuation and estimation methodologies, HK GAAP or Taiwan GAAP, as applicable, shall control; provided further that, notwithstanding the foregoing, “Accounting Principles” shall be subject to the exceptions to such principles, practices, procedures, policies, methods, classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that are set forth on Schedule A-1.

“Acquiror Common Stock” means shares of common stock, par value $0.001 per share, of Acquiror.

“Acquiror Option” means any option to purchase shares of Acquiror Common Stock issued pursuant to Section 1.3(e)(ii) in connection with the assumption or substitution of an Unvested Company Option.

“Acquiror Trading Price” means the average closing sale price for a share of Acquiror Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the ten most recent trading days ending on the trading day that is two (2) Business Days immediately prior to the Effective Time.

“Action” means any action, demand letter, suit, claim, charge, complaint, litigation, investigation, audit, proceeding, arbitration, mediation or other similar dispute.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any similar anti-corruption or anti-bribery laws of any jurisdiction (national, state or local) where the Company or any Company Entity operates concerning or relating to public sector or private sector bribery or corruption.

“Antitrust Law” means the HSR Act and any other federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, or that have the effect of doing so, in any case that are applicable to the transactions contemplated by this Agreement.

“Bad Act” means the commission of Fraud or a Willful Breach.

“Business Day” means each day that is not (a) a Saturday, Sunday, (b) other day on which banking institutions located in San Francisco, California, Hong Kong or the British Virgin Islands are closed or are obligated by law or executive order to close, or (c) a public holiday in the British Virgin Islands or other day on which the parties could not file articles of merger or plan of merger with the Registrar pursuant to the BVI Act.

“BVI Act” means the BVI Business Companies Act, as amended, of the British Virgin Islands.

“Capex Budget” means the budget for monthly capital expenditure payments attached hereto as Schedule E.

“Capital Expenditure Addback Amount” has the meaning set forth on Schedule E.

“Capital Expenditure Adjustment Amount” means an amount equal to (a) the Capital Expenditure Addback Amount, minus (b) the Required Capital Expenditure Amount. For the avoidance of doubt, the Capital Expenditure Adjustment Amount may be a positive or negative number.

“Closing Cash” means, without duplication, as of the Effective Time, (a) the aggregate amount of all cash and cash equivalents held by the Company and each Company Entity, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case, to the extent constituting “cash and cash equivalents” determined in accordance with the Accounting Principles, plus (b) to the extent not already reflected in cash and cash equivalents, the aggregate amount of all un-cleared deposits of the Company and each Company Entity, minus (c) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered by the Company and its subsidiaries but not cleared, minus (d) any cash or cash equivalents subject to any legal or contractual restriction on the ability to transfer or use such cash or cash equivalents for any lawful purpose, including security deposits, collateral reserve accounts, escrow accounts, custodial accounts, and other similar restricted cash or cash equivalents (provided that, for the avoidance of doubt, cash or cash equivalents located in the PRC shall not be considered subject to any legal or contractual restriction on the ability to transfer or use such cash or cash equivalents solely by virtue of such cash or cash equivalents being located in the PRC or by virtue of any applicable Laws in the PRC limiting the ability to transfer cash or cash equivalents outside of PRC); provided that, notwithstanding the foregoing, in the event the foregoing calculation of “Closing Cash” results in a number greater than $6,000,000, then “Closing Cash” shall be deemed to be $6,000,000.

“Closing Indebtedness” means, without duplication, as of the Effective Time, (a) the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company and each Company Entity, (b) all Unpaid Employee Compensation Expenses to the extent unpaid as of immediately prior to the Effective Time pursuant to Section 7.4(a), and (c) all Unpaid Pre-Closing Taxes.

“Closing Net Working Capital” means an amount, as of 11:59 p.m., Hong Kong Time, on the Closing Date, equal to (a) the sum of all current assets of the Company and each Company Entity, minus (b) the sum of all current liabilities of the Company and each Company Entity; provided, however, that “Closing Net Working Capital” shall exclude all (i) cash and cash equivalents or other items included in Closing Cash, (ii) Tax assets, (iii) (x) accounts receivable outstanding for a period of more than ninety (90) days beyond the due date (to the extent not already included in the Company’s reserve for doubtful accounts receivable determined in accordance with the Accounting Principles) and (y) accounts receivable outstanding for a period of between and including sixty (60) days beyond the due date and ninety (90) days beyond the due date (to the extent not already included in the Company’s reserve for doubtful accounts receivable determined in accordance with the Accounting Principles), provided that the exclusion in this clause (y) shall not exceed one-hundred thousand dollars ($100,000), (iv) Closing Indebtedness, (v) Third Party Expenses, and (vi) Tax liabilities. Closing Net Working Capital, and each of the components thereof, shall be determined in accordance with the Accounting Principles and the sample calculation set forth on Schedule A-2 hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Data” means information subject to applicable privacy, data protection, and cybersecurity Laws along with any confidential or proprietary information Processed by or for the Company or any Company Entity.

“Company Employee Plan” means any plan, scheme, fund, program, policy, practice, Contract, or other arrangement providing for compensation, severance, change of control compensation, termination pay, deferred compensation, bonus, performance awards, incentive compensation, equity or equity-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, health benefits or medical insurance, pension or retirement benefits, vacation, sick leave, disability benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Company Entity for the benefit of any Employee, or with respect to which the Company or any Company Entity has or may have any Liability or obligation, including any International Employee Plan.

“Company IP” means Company IPR and Company Technology.

“Company IPR” means any and all IPR that are owned by or purported to be owned by the Company or any Company Entity.

“Company Material Adverse Effect” means any Effect, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of such Effect, that has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), liabilities, results of operations, or financial condition of the Company and the Company Entities, taken as a whole; provided, however, that any determination of whether there has been a Company Material Adverse Effect shall not take into account any Effect (whether short term or long term) resulting from or related to any (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company and the Company Entities operate, (iii) changes following the Agreement Date in any Laws or legal, regulatory or political conditions or changes following the Agreement Date in HK GAAP or other applicable accounting standards, or the interpretation or enforcement thereof, (iv) any natural disaster, pandemic (including in respect of COVID-19), epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (v) any failure by the Company to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent otherwise provided herein)); or (vi) any announcement of this Agreement and the transactions contemplated hereby (other than any Conflict with (x) any provision of the Governing Documents, as amended, (y) any Contract to which the Company or any Company Entity is a party or by which any of its properties or assets (whether tangible or intangible) are bound, or (z) any Law or Order applicable to the Company or any Company Entity or any of its or their properties or assets (whether tangible or intangible)); provided that such Effects referenced in clauses (i) through (iv) do not, individually or when taken together with all other such Effects, have a disproportionate effect on the Company and the Company Entities taken as a whole as compared to other businesses in the Company’s principal business segment.

“Company Options” means all options to purchase or otherwise acquire Company Shares (whether or not vested), including, but not limited to, stock options granted under the Scheme.

“Company Ordinary Shares” means the ordinary shares of the Company, par value US$0.01 per share.

“Company Preferred Series B Shares” means the Series B convertible redeemable preferred shares of the Company, par value US$0.01 per share.

“Company Products” means all products and services of the Company or any Company Entity (including firmware, drivers, websites, mobile applications, online services, and other Software) marketed, licensed out, distributed, supported, made available, offered online, offered for sale, or sold by or on behalf of the Company or any Company Entity at any time since the Look-Back Date (including through resellers and other channel partners), and any product or service currently under development by or on behalf of the Company or any Company Entity.

“Company Securities” means the Company Shares, the Company Options and any other Equity Interests in the Company.

“Company Shares” means the Company Ordinary Shares, the Company Preferred Series B Shares, and any other shares, if any, of the Company, taken together.

“Company Support Shareholders” means those Shareholders set forth on Schedule B.

“Company Technology” means any Technology owned by or purported to be owned by the Company or any Company Entity and all Company Products.

“Confidential Information” means confidential or non-public information of the Company and each Company Entity (including trade secrets) and the confidential or non-public information provided to the Company or any Company Entity by any third party which the Company or any Company Entity is obligated to keep confidential or non-public.

“Consideration Components” means (a) the Total Closing Consideration, (b) the Shares Number, (c) the Per Share Closing Consideration and (d) each of the components and subcomponents of the foregoing.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device; or (b) damaging or destroying any data or file without the user’s consent.

“Contract” means any legally binding agreement, contract, mortgage, indenture, lease, license, instrument, arrangement, understanding or commitment, whether written or oral.

“Data Processing Obligation” means any applicable (a) Law relating to privacy, data protection, or security, (b) Data Processing Policy, or (c) requirement of any self-regulatory organization, industry best practice, industry standard (including, as applicable, the Payment Card Industry Data Security Standard), or Contract by which the Company or any Company Entity is bound relating to the Processing of Company Data, privacy, data protection, or security, including, in each case of (a), (b), and (c) in connection with direct marketing or the initiation, transmission, monitoring, interception, recording, or receipt of communications.

“Data Processing Policy” means each statement, policy, representation or notice of the Company or any Company Entity relating to the Processing of Company Data, privacy, data protection, or security.

“Direct Investment Law” means any foreign direct investment, national security, or similar applicable Law, whether of the United States or another country or territory, including, for the avoidance of doubt, the Statute for Foreign Investment by Foreign Nationals (外國人投資條例).

“Dissenting Shares” means Company Shares with respect to which holders thereof have duly and validly exercised their right of dissent in relation to the Merger and in accordance with the provisions of Section 179 of the BVI Act.

“Dongguan Company” means Dongguan Cloud Light Technology Limited (东莞云晖光电有限公司), with unified social credit code of 91441900MA51J5PW5W and its registered address at No. 4 Ankang Street, Chang’an Town, Dongguan City, Guangdong Province, the PRC.

“Effect” means any event, fact, change, occurrence, action, development or effect.

“Employee” means any current or former employee, consultant, independent contractor, officer, director or other service provider of the Company or any Company Entity.

“Employee Compensation Expenses” means all Employee compensation expenses and other Liabilities to Employees arising on or prior to the Closing Date, including all salary, wages, commissions, pro-rated bonuses, vacation and other paid time off that has been accrued but unused, and other accrued but unpaid compensation and benefits of any Employee, but other than any entitlement under applicable Laws. For the avoidance of doubt, payments pursuant to Section 1.3(e) that are triggered as of the Effective Time, Third Party Expenses, the assumption and conversion or cancellation and substitution of any Unvested Company Options that remain outstanding as of immediately prior to the Effective Time pursuant to Section 1.3(e)(ii), and the issuance of any Acquiror Options pursuant to Section 1.3(e)(ii) are not Employee Compensation Expenses.

“Environmental Law” means any Law or Order relating to pollution, protection of the environment or natural resources, protection of public or occupational health and safety, or to Hazardous Materials, including the manufacture, processing, distribution, use, treatment, storage, disposal, collection, recycling, labeling, packaging, sale, transport or handling of Hazardous Materials or products containing Hazardous Materials.

“Equity Interests” means, with respect to any Person, (a) any share of capital stock, ordinary shares, or other shares of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (b) any options, warrants, call, subscription or other similar rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (c) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (d) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of securities of such Person may vote.

“Equityholder and Indemnity Claim Matters” means any (a) claim or right asserted or held by any current, former or purported Securityholder or other securityholder of the Company or any Company Entity, or any other Person, asserting, alleging or seeking to assert rights with respect to, or in connection with, any actual or alleged Company Security, including any claim asserted, based upon or related to (i) the purported ownership or rights to ownership of any Company Securities, (ii) any rights of a current, former, or purported Securityholder or other securityholder of the Company or any Company Entity, including any rights to securities, antidilution protections, preemptive rights, rights of first offer or first refusal or rights to notice or to vote securities of the Company or any Company Entity, (iii) any rights under the Governing Documents, the organizational documents of any Company Entity, (iv) the Merger or any other transactions contemplated by this Agreement or any Related Agreement to which the Company or any Company Entity is a party, including any inaccuracy in the Payment Spreadsheet, (v) any breaches of fiduciary duty by any current or former directors, officers, or Securityholders of the Company or any Company Entity, including any arising from the Merger or any other transactions contemplated by this Agreement or any Related Agreement to which the Company or any Company Entity is a party, (vi) any claim that such Person’s actual or alleged Company Securities or other Equity Interests were wrongfully issued or repurchased by the Company or any Company Entity, or (vii) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any claim, action or proceeding in respect of Dissenting Shares, except, in each case of the foregoing clauses (i) through (vii), for the right following the Effective Time, and in compliance with, and subject to, the terms of this Agreement, of a Securityholder to receive such Person’s portion of the Merger Consideration as provided in Article I and set forth on the Payment Spreadsheet, (b) any claim or right asserted or held by any Person who is or at any time was an Employee (against the Company, any Company Entity, Acquiror, Merger Sub, or any of their Affiliates (including the Surviving Company) or any other Person) involving a right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy, including under the Governing Documents, with respect to any of the matters set forth in the foregoing clause (a), and (c) any claim or right asserted or held by any Person who was engaged by the Company or any Company Entity to perform investment banking, financial advisory, accounting, legal, consulting, or other professional services in connection with this Agreement and the transactions contemplated hereby involving a right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company, would be treated as a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Amount” means an amount in cash equal to $75,000,000.

“Exchange Rate” means, with respect to a relevant currency in question, as of a particular measurement date, the average daily exchange rate of a such relevant currency to USD for the five (5) day period ending on the last full day immediately prior to such measurement date (as reported by Reuters).

“Exchange Ratio” means a fraction (a) the numerator of which is the Per Share Closing Consideration, and (b) the denominator of which is the Acquiror Trading Price, rounded to four decimal places (with amounts 0.00005 and above rounded up).

“Expense Fund Amount” means an amount in cash equal to $750,000.

“Final Capital Expenditure Period” has the meaning set forth on Schedule E.

“Fraud” means common law intentional fraud under the Laws of the State of Delaware with respect to the making of the representations and warranties expressly set forth in Article III or Article IV or certificate delivered by or on behalf of the Company pursuant to Section 2.2(b)(xix) or Section 2.2(b)(xx) or Acquiror pursuant to Section 2.2(c)(iii).

“Governmental Entity” means any (a) federal, state, provincial, local or other government (including any royal family that serves as a government), (b) any federal, state, provincial, local, or other governmental or supra-national entity, regulatory or administrative authority, agency, department, board, division, instrumentality or commission, educational agency, political party, body, or judicial or arbitral body, board, tribunal, or court, (c) any public international organization (e.g., the World Bank, the Red Cross, etc.), (d) any industry self-regulatory authority, or (e) any business, entity, or enterprise owned or controlled by any of the foregoing.

“Governmental Official” means (a) an officer, agent or employee of a Governmental Entity (b) a person acting in an official capacity for or on behalf of a Governmental Entity, (c) a candidate for government or political office, or (d) a member of a royal family.

“Grade A Employees” means the individuals listed on Part 2 of Schedule C.

“Grade B Employees” means the individuals listed on Part 3 of Schedule C.

“Hazardous Material” means any substance, material, emission or waste for which liability or standards of conduct may be imposed, or that has been listed, defined or designated by any Governmental Entity or by any Environmental Law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including polychlorinated biphenyls, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws.

“HK Company” means Cloud Light Technology Limited (雲暉科技有限公司), a limited company incorporated and organized under the Laws of Hong Kong with the registration number of 2657923, a Company Entity wholly owned by the Company.

“HK GAAP” means Hong Kong generally accepted accounting principles, as consistently applied.

“HK SOP” means HK Company’s Share Option Scheme adopted on March 29, 2019.

“HKFRS” means the Hong Kong Financial Reporting Standards (or any successor standards) as issued by the Hong Kong Institute of Certified Public Accountants (or any successor entity).

“Hong Kong” means Hong Kong Special Administrative Region of the PRC.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IFRS” means the International Financial Reporting Standards (or any successor standards) as issued by the International Accounting Standards Board (or any successor entity).

“Inbound Licenses” means any Contract pursuant to which the Company or any Company Entity has been granted any rights to access, use, or otherwise exploit any Technology of another Person, or pursuant to which the Company or any Company Entity is granted a license, covenant not to sue, or other rights with respect to any Person’s IPR.

“Indebtedness” of any Person means, as of a specified date, without duplication: (a) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (b) the amount of outstanding obligations for the deferred purchase price of property or services, which are required to be classified and accounted for under US GAAP as liabilities; (c) the amount of outstanding obligations in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under US GAAP as capital leases; (d) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b) or (c) above to the extent of the obligation secured; (e) all deferred revenue or customer prepayments accrued prior to Closing for, or deposits made prior to Closing but associated with, services to be performed or products delivered following the Closing; (f) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (a), (b), (c), or (d) above, to the extent of the obligation guaranteed; (g) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (a) through (f) above; and (h) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” balloon payments or fees, costs, expenses and other payment obligations that would arise if any or all of the items described in clauses (a) through (h) above were prepaid, extinguished, unwound and settled in full as of such specified date. For the avoidance of doubt, “Indebtedness” shall not include any operating leases that are not required to be classified and accounted for under US GAAP as capital leases.

“Indemnifying Parties” means the Shareholders (other than, for the avoidance of doubt, the Company, Acquiror, and any of their subsidiaries) immediately prior to the Effective Time and holders of Vested Company Options in respect of such Vested Company Options.

“Intellectual Property” means IPR and Technology.

“International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Company, any Company Entity, or any Affiliate, whether formally or informally, or with respect to which the Company, any Company Entity, or any Affiliate will or may have any Liability, with respect to Employees who perform or have performed services outside the United States.

“Inventory” means all inventory, including raw and packing materials, works-in-progress, finished goods, supplies, parts and similar items related to, used or held for use by the Company or any Company Entity, their contract manufacturers, or a third party logistics providers with whom the Company or any Company Entity has a Contract providing for the holding of such Inventory, in connection with the conduct of the business, in each case, as determined in accordance with the Accounting Principles.

“IPR” means all intellectual property and proprietary rights, including all statutory, common law and other rights in, to, or arising out of, Technology (whether recorded or not and regardless of form or method of recording), which may exist or be created under the Laws of any jurisdiction in the world, including without limitation all rights the following types: (a) rights associated with works of authorship (including rights in Software), including copyrights, rights of attribution and integrity and other moral rights; (b) rights in or arising out of logos, trademark, trade dress, business name, domain name and trade name rights and similar rights; (c) rights associated with confidential information, including trade secret rights; (d) patent and industrial design property rights, and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or processes and all applications therefor; (e) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including rights of personality, privacy, and publicity; (f) rights in, or arising out of, or associated with databases; and (g) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, re-examinations, and reissues of, and right to apply for applications or the applications for, any of the rights referred to in clauses (a) through (g) above.

“IRS” means the United States Internal Revenue Service.

“Key Employees” means the individuals listed on Part 1 of Schedule C.

“Knowledge” means, with respect to the Company, the knowledge of Dennis Tong, Thomas Liu, Eddie Chan, Vincent Hung, Peter Tang, Danny Lin, Matt Davis and Infinity Huang, in each case, after reasonable inquiry of their respective direct reports who could reasonably be expected to have knowledge of the matters in question. The term “Known” shall have an equivalent meaning.

“Law” means any U.S. or non-U.S. federal, state, provincial, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with HK GAAP, Taiwan GAAP or US GAAP.

“Lien” means any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any kind or character whatsoever.

“Look-Back Date” means the date that is three (3) years prior to the Agreement Date.

“Losses” means all (a) claims, losses, liabilities, damages, deficiencies, Taxes, costs, interest, awards, judgments, settlements and penalties, and (b) fees and expenses, including attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs; provided that “Losses” will not include punitive or exemplary damages except to the extent awarded to a third party.

“Made Available” means that the referenced materials have been posted to the “Project Crius” virtual data room hosted on Datasite and the “Crius HR Confidential External Redact” Sharepoint folder hosted on Microsoft OneDrive (collectively, the “Data Room”) by the Company and its Representatives, but only if so posted and made available in the Data Room by the date immediately prior to the Agreement Date.

“Merger Consideration” means all consideration payable to the Securityholders upon the terms set forth in Section 1.3 and throughout this Agreement.

“New Light Investors” means the holders of shares or other Equity Interests of Prime Gain.

“Non-Withholding Securityholder” means any Securityholder that is not a Withholding Securityholder with respect to the Company Security in question.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any other license that requires the distribution of Source Code in connection with the distribution of any software or materials, that requires modifications or derivative works be distributed under the same license, or that prohibits one from charging a fee or otherwise seeking compensation in connection with sublicensing, displaying or distributing any software or materials. “Open Source License” includes, without limitation, a Creative Commons License, open database license, the Mozilla Public License (including any variants thereof), the GNU General Public License, GNU Lesser General Public License, Common Public License, Apache License, BSD License, or MIT License.

“Open Source Software” means any software, or other materials that are distributed as “free software” or “open source software” or are otherwise generally distributed publicly or made publicly available under terms of an Open Source License.

“Optionholder” means any holder of any Company Option as of immediately prior to the Effective Time.

“Order” means any order, judgment, injunction, ruling, edict, or other decree, whether non-final, final, temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity having competent jurisdiction.

“Outbound License” means any Contract pursuant to which any Person has been granted any rights to access, use, or otherwise exploit any Company Products, or that contains any license of, or any covenant not to assert or enforce, any Company IPR.

“Per Share Closing Consideration” means an amount in cash, without interest, equal to (i) the sum of (a) the Estimated Total Consideration set forth in the Pre-Closing Statement, plus (b) the aggregate exercise price of all Vested Company Options that are outstanding and unexercised immediately prior to the Effective Time, after giving effect to the Scheme Amendment and the Option Cancellation Agreements (other than Cancelled Options), plus (c) fifty percent (50%) of the aggregate exercise price of all Unvested Company Options that are outstanding and unexercised immediately prior to the Effective Time, after giving effect to the Scheme Amendment and the Option Cancellation Agreements (other than Cancelled Options) (but including, for the avoidance of doubt, all Unvested Options (as defined in the Option Cancellation Agreements) that are cancelled and substituted by Acquiror with an Acquiror Option pursuant to the terms of the Option Cancellation Agreements and this Agreement), (ii) divided by the Shares Number; it being understood that the aggregate Pro Rata Portion of the Escrow Amount and the Expense Fund Amount shall be withheld and deposited in the Escrow Fund and the Expense Fund on each applicable holder’s behalf in accordance with Section 2.3(d), respectively.

“Per Share Final Adjustment Amount” means the quotient obtained by dividing (x) the Adjustment Surplus (if any), by (y) the Shares Number.

“Permitted Liens” means (a) statutory Liens securing payments not yet due, (b) Liens with respect to the payment of Taxes, utilities, assessments or other governmental charges in all cases that are not yet due or payable or that are being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor in the Financials, (c) statutory Liens of landlords and other Liens that affect the underlying fee interest of any Real Property, (d) easements, encroachments and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not materially interfere with the Company’s present uses or occupancy of such property, (e) Liens arising under Company Leases or leases of equipment in favor of the owner thereof, (f) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which do not materially impact the use of such property, (g) Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by applicable Law created in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith, (h) Liens for which adequate reserves have been made in the Financials, (i) with respect to equity interests, any restriction on transfer arising under applicable securities Laws or under the Company’s Governing Documents or the organizational documents of any Company Entity, as amended, (j) non-exclusive licenses of IPR granted to customers in connection with the distribution or sale of Company Products in the ordinary course of business consistent with past practice, and (k) non-monetary Liens that do not materially impair the business or operations of the owner of the assets subject to such Liens.

“Person” means any individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“PN7” means Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises issued by State Administration of Taxation of the PRC (Public Notice [2015] No.7) issued by PRC State Taxation Administration, effective as of 3 February 2015 (including subsequent amendments thereof, as well as any interpretations or procedural rules related thereto).

“PN7 Taxes” means any corporate income Tax (inclusive of withholding income Tax) and associated interest or penalties that are levied in accordance with PN7.

“PRC” shall mean the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the islands of Taiwan.

“Pre-Closing Tax Period” means any Tax period or portion thereof that ends on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (a) any Taxes of the Company or any Company Entity relating to or attributable to any Pre-Closing Tax Period, determined with respect to a Straddle Period in accordance with this definition of Pre-Closing Taxes (including such Taxes that are not yet due and payable as of the Closing Date), provided the amounts described in this definition shall be determined (i) as if the Company and each Company Entity used the accrual method of Tax accounting throughout all Pre-Closing Tax Periods, (ii) by treating any advance payments, deferred revenues or other prepaid amounts received or arising in any Pre-Closing Tax Period as subject to Tax in such period regardless of when actually recognized for income Tax purposes, (iii) by including in the Pre-Closing Tax Period any Taxes attributable to any amount required to be included in the income of any Person under Section 951 or Section 951A of the Code (or, in each case, any similar provision of state, local or non-U.S. Tax Law) with respect to or attributable to operations of the Company or any Company Entity or any of their Affiliates with respect to a Pre-Closing Tax Period to the extent such amount would be allocable to the Pre-Closing Tax Period if the taxable year of each of the Company or Company Entity (as applicable) and the relevant Person ended on the Closing Date, and (iv) by including any Taxes that would have been due or payable on or prior to the Closing Date but for any provision of the 2020 Tax Acts or similar COVID-relief measures under applicable Laws, but only to the extent such Taxes are or become due and payable following the Closing Date, (b) Transfer Taxes allocable to the Securityholders pursuant to Section 7.5(g) and Transaction Payroll Taxes, and (c) any income tax liability of New Light (BVI), including any such liability attributable to the transfer of ownership interests in Taiwan Cloud Light. For purposes of this Agreement, in the case of Taxes based upon income, sales, proceeds, profits, receipts, wages, compensation or similar items, the Taxes attributable to the portion of any Straddle Period that is a Pre-Closing Tax Period shall be determined as though the Straddle Period ended at the end of the day on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis, and the amount of any other Taxes of the Company and each Company Entity attributable to the portion of the Straddle Period that is a Pre-Closing Tax Period shall equal the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and the denominator of which is the total number of days in the Straddle Period.

“Pro Rata Portion” means, with respect to each Indemnifying Party, an amount equal to the quotient obtained by dividing (a) the aggregate number of Company Shares held by such Indemnifying Party immediately prior to the Effective Time (other than Dissenting Shares and Cancelled Shares) and the aggregate number of Company Shares issuable upon full exercise of any Vested Company Options held by such Indemnifying Party, after giving effect to the Scheme Amendment and the Option Cancellation Agreements, in each case, on an as converted to Company Ordinary Share basis, by (b) the aggregate number of Company Shares held by all Indemnifying Parties immediately prior to the Effective Time (other than Dissenting Shares and Cancelled Shares) and the aggregate number of Company Shares issuable upon full exercise of any Vested Company Options held by all Indemnifying Parties, after giving effect to the Scheme Amendment and the Option Cancellation Agreements, on an as converted to Company Ordinary Share basis. For purposes of clarity, the sum of all “Pro Rata Portions” of the Indemnifying Parties shall at all times equal one hundred percent (100%).

“Processed” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“RCA Parties” means those Persons set forth on Schedule D.

“Registered IP” means all IPR that are registered or filed with or by, or issued under the authority of, any Governmental Entity or Internet domain name registrar, including all patents, registered copyrights, and registered trademarks, business names and domain names and all applications for any of the foregoing.

“Related Agreements” means the Non-Disclosure Agreement, the Holder Support Agreements, the Investor Support Agreements, the Restrictive Covenant Agreement, the Escrow Agreement, the Contribution Transfer Agreement, and all other agreements and certificates entered into or otherwise delivered by on behalf of the Company or any Company Entity, any of the Securityholders or any of the Indemnifying Parties in connection with the transactions contemplated herein.

“Representatives” means, with respect to a Person, such Person’s Affiliates and the directors, managers, members, stockholders, shareholders, officers, employees, advisors, counsel, accountants, agents, consultants, intermediaries or other representatives of such Person and its Affiliates.

“Required Capital Expenditure Amount” has the meaning set forth on Schedule E.

“Restricted Person” means (i) any individual or entities listed on or covered by any list of sanctioned or restricted persons for export, import, sanctions, government contracting or related reasons administered by any government of a jurisdiction in which the Company conducts business (including the List of Denied Persons and Entity List administered by the U.S. Department of Commerce, and the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of Treasury) and (ii) to the extent covered by applicable Trade Laws, any entity owned or controlled by any individual or entity identified in clause (i) above.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholders” means the Shareholders, the Optionholders and any other holder of Company Securities.

“Shareholder” means any holder of any Company Shares.

“Shares Number” means a number equal to the sum of (a) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares), on an as converted to Company Ordinary Share basis, plus (b) the aggregate number of shares of Company Ordinary Shares issuable upon full exercise, exchange or conversion of the Company Options that remain unexercised and outstanding immediately prior to the Effective Time (excluding any Company Ordinary Shares subject to Cancelled Options, but including, for the avoidance of doubt, all Unvested Options (as defined in the Option Cancellation Agreements) that are cancelled and substituted by Acquiror with an Acquiror Option pursuant to the terms of the Option Cancellation Agreements and this Agreement).

“Shrink-Wrap Software” means any generally commercially available software in executable code form that (a) is available for a cost of not more than $100,000 for a perpetual license for a single user or work station (or $200,000 in the aggregate for all users and work stations in any fiscal year); or (b) is not incorporated into or used directly in the design, development, delivery, hosting, provision or distribution of, any Company Product.

“Social Insurances” means any form of social insurance and benefits as required by applicable Laws (including without limitation pension fund, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and housing fund).

“Social Media Accounts” means any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any (a) social media or social networking website or online service, (b) blog or microblog, (c) mobile application, (d) photo, video or other content-sharing website, (e) virtual game world or virtual social world, (f) rating and review website, (g) wiki or similar collaborative content website or (h) message board, bulletin board, or similar forum.

“Software” means any and all (a) computer programs and software, including all software implementations of algorithms, models and methodologies, or (b) computerized databases and compilations, and documentation related to either of the foregoing (a) or (b).

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Specified Optionees” means the individuals listed on Schedule F hereto.

“Specified Tax Matters” means the matters described on Schedule G hereto.

“Standard Form IP Contract” means each standard form of Contract used by the Company or any Company Entity at any time that has been Made Available by the Company, the subject matter of which is the design, development, use, promotion, marketing, provision, delivery, distribution, offering, sale, support, making available, and licensing out of any Company IP, including each standard form of: (a) customer or end user agreement for a Company Product(s); (b) agreement for receipt of development services; (c) Proprietary Information Agreements; or (d) confidentiality or nondisclosure agreement.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“subsidiary” means, with respect to any Person, any corporation or other organization or Person, whether incorporated or unincorporated, of which (x) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (y) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or Affiliates.

“Systems” means all information technology or data processing networks, systems, equipment, facilities or services owned, controlled, or used by or for the Company or any Company Entity.

“Taiwan GAAP” means Taiwan generally accepted accounting principles, as consistently applied.

“Target Net Working Capital” means seventy-two million dollars ($72,000,000).

“Tax” means (a) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent, including employer and employees’ contributions), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), escheat or unclaimed property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of Law.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any schedule or amendment thereof or attachment thereto.

“Technology” means algorithms, APIs, diagrams, formulae, inventions (whether or not patentable), invention disclosures, programmer’s notes, improvements, modifications, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, product designs, roadmaps, marketing strategies, Software (in any form, including Source Code and executable or object code), subroutines, techniques, user interfaces, domain name registrations, URLs, web sites, social media accounts, systems, tools, databases, data collections, concepts, data, coding, images, designs, documentation, books (including lab books), records, works of authorship (including written, audio and visual materials) and all other forms of technology.

“Total Closing Consideration” means, without duplication, an amount equal to (a) $750,000,000, plus (i) Closing Cash, plus (ii) the Working Capital Adjustment Amount, less (iii) Closing Indebtedness, less (iv) all Third Party Expenses that are unpaid as of the Effective Time, plus (d) the Capital Expenditure Adjustment Amount. Total Closing Consideration and each of the subcomponents thereof shall be expressed in USD determined by multiplying any non-USD components by the applicable Exchange Rate.

“Transaction Payroll Taxes” means all employer portion payroll or employment Taxes incurred in connection with any bonuses, option cashouts or other compensatory payments in connection with the consummation of the Merger or the other transactions contemplated hereby, including those arising from or related to the payment of any amounts hereunder or under any other Contract as a result of, or in connection with, the consummation of the Merger and the other transactions contemplated hereby, in each case, other than the employer portion payroll or employment Taxes incurred as a result of any retention payments payable or equity awards granted by Acquiror or any of its Affiliates pursuant to the terms of any Offer Document or other post-Closing employment arrangement with Acquiror or any of its Affiliates.

“Transaction Tax Deductions” means, without duplication, any loss or deduction of the Company or any Company Entity, to the extent permitted by applicable Law, resulting from or attributable to the payment of (a) Indebtedness, (b) Third Party Expenses, (c) any payments due to employees, officers or directors of the Company or any Company Entity as a result of or in connection with the consummation of the transactions contemplated by this Agreement, including any sale bonuses, change in control payments, equity compensation expenses and similar amounts, (d) the capitalized financing fees, costs, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes (and original issue discount or similar items) and any breakage fees or accelerated deferred financing fees or debt prepayment fees or capitalized debt costs) that become deductible for U.S. income tax purposes by the Company or any of its subsidiaries as a result of the Closing, and (e) the amount of any investment banking, financial or other advisor, legal and accounting fees incurred on or before the Closing Date. Notwithstanding the foregoing, the Company and the Company Entities shall make an election under Revenue Procedure 2011-29 to deduct seventy (70%) of any Transaction Tax Deductions that are success-based fees as defined in Treasury Regulation Section 1.263-(a)-5(f) to the extent permitted by applicable Law.

“Transfer Taxes” means all sales, use, transfer, value added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, registration and similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Transfer Taxes do not include any income, franchise or other similar Taxes of the Securityholders (or withholding taxes in lieu thereof) with respect to the transactions contemplated by this Agreement or any PN7 Taxes.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Unpaid Employee Compensation Expenses” means all Employee Compensation Expenses that have not been paid by the Company prior to the Effective Time, other than salary and wages that are accrued but not yet paid for payroll periods that did not end prior to the Closing (which, for the avoidance of doubt, shall be included in the calculation of Closing Net Working Capital).

“Unpaid Pre-Closing Taxes” means an amount equal to the aggregate Liability for unpaid Taxes of the Company and the Company Entities for a Pre-Closing Tax Period, including, for the avoidance of doubt, Transaction Payroll Taxes. The calculation of Unpaid Pre-Closing Taxes shall (i) not be expressed as a negative number in the aggregate or be computed by reference to a negative number in respect of any jurisdiction or Tax Return, (ii) exclude any deferred Tax Liabilities or deferred Tax assets, (iii) be computed in accordance with the past practice of the Company and the Company Entities, to the extent applicable, (iv) consider estimated (or other prepaid) Tax payments made prior to the Closing, but only to the extent that such payments have the effect of reducing (not below zero) the particular current Tax Liability in respect of which such payments were made, (v) take into account all Transaction Tax Deductions to the extent deductible in a Pre-Closing Tax Period under applicable Law, (vi) exclude any Taxes with respect to transactions occurring outside the ordinary course of business on the Closing Date after the Closing and any Taxes attributable to any financing arrangements entered into by or at the direction of Acquiror or its Affiliates either before or after the Closing, and (vii) exclude any liabilities for accruals or reserves established or required to be established under HK GAAP or Taiwan GAAP that require the accrual for contingent income Taxes or with respect to uncertain Tax positions; provided, however that, for the avoidance of doubt, Specified Tax Matters shall be excluded from the foregoing calculation of Unpaid Pre-Closing Taxes only to the extent the calculation of Specified Tax Matters is not consistent with the past practice of the Company and the Company Entities.

“Unvested Company Option” means any Company Option (or portion thereof) that is not a Vested Company Option and is not cancelled pursuant to an Option Cancellation Agreement.

“US GAAP” means United States generally accepted accounting principles, as consistently applied.

“USD” means the dollar of the United States of America.

“Vested Company Option” means any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time (after giving effect to the Scheme Amendment and the Option Cancellation Agreements).

“Warranty” means all Liabilities to service, repair (including, without limitation, to provide fixes to program errors), replace, credit, refund and other Liabilities based on or arising out of or related to express or implied warranties made or deemed made in connection with the provision, sale or license of a Company Product.

“Willful Breach” means any intentional or deliberate action or omission undertaken with the intent or knowledge (actual or constructive) that such action or omission would be, or would reasonably be expected to cause, a material breach of this Agreement.

“Withholding Securityholder” means a Securityholder for whom an applicable portion of the Merger Consideration is subject to withholding as wages or compensation with respect to the Company Security in question and for whom payments are to be made through the payroll procedures of the Surviving Company or any of their Affiliates. For the avoidance of doubt, a Securityholder could be a Withholding Securityholder with respect to such Securityholder’s Company Options and be a Non-Withholding Securityholder with respect to such Securityholder’s Company Shares.

“Working Capital Adjustment Amount” means the (a) the Closing Net Working Capital, less (b) the Target Net Working Capital. For the avoidance of doubt, Working Capital Adjustment Amount may be a positive or negative number.

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